As submitted confidentially to the Securities and Exchange Commission on May 24, 2022. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Ambiq Micro, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3674	27-1911389
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Fumihide Esaka

Chief Executive Officer

Ambiq Micro, Inc.

6500 River Place Blvd., Building 7

Suite 200 Austin, Texas 78730

(512) 879-2850

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christina T. Roupas Courtney M.W. Tygesson Michael Platt Cooley LLP 110 N. Wacker Drive, Suite 4200 Chicago, IL 60606 (312) 881-6500	Alan F. Denenberg Emily Roberts Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

While our financial statements and information for the three months ended March 31, 2022 are otherwise required by Regulation S-X at the time of the submission of this registration statement, we are an “emerging growth company” (as defined in Section 2(a) of the Securities Act) and reasonably believe that such financial statements and information will not be required to be included in this registration statement at the time of effectiveness. Accordingly, pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting unaudited financial statements as of and for the three months ended March 31, 2022. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

(Subject to Completion, dated                 , 2022)

            Shares

COMMON STOCK

This is the initial public offering of shares of common stock of Ambiq Micro, Inc. We are offering              shares of our common stock. No public market currently exists for our shares. We anticipate that the initial public offering price will be between $             and $             per share.

We intend to apply to have our common stock listed on              under the symbol “AMBQ.”

We are an “emerging growth company,” as defined under the federal securities laws and are subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 16.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Ambiq Micro, Inc. before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to              additional shares of common stock from us, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                 , 2022.

Barclays	BofA Securities

                , 2022

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. We are not offering to sell, or seeking offers to buy, shares of our common stock in any jurisdiction where these offers and sales are not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition and results of operations may have and are likely to have changed since that date.

Through and including                 , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and related notes and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Unless the context otherwise requires, all references in this prospectus to “Ambiq,” the “Company,” “we,” “our,” “us” or similar terms refer to Ambiq Micro, Inc. and its subsidiaries.

Our Mission

Our mission is to enable intelligent devices everywhere by developing the lowest-power semiconductor solutions to drive a more energy-efficient, sustainable, and data-driven world.

Company Overview

We are a pioneer of ultra-low-power semiconductor solutions based on our proprietary and patented Sub-threshold Power Optimized Technology (SPOT®) platform. SPOT provides a game-changing, multi-fold improvement in energy efficiency for our end customers’ electronic products.

Higher performance at lower power consumption is a fundamental challenge in every electronics market, particularly when it comes to advanced processing such as artificial intelligence (AI). From battery-powered Internet of Things (IoT) devices to wall-powered applications such as data centers and computing infrastructure, manufacturers aim to create products with advanced feature sets to deliver more intelligence for a better user experience, while minimizing power consumption. While some power and performance gains can be achieved through manufacturing process scaling, which is often very expensive, we believe a fundamental change in the semiconductor design paradigm is required.

Our focus since inception in 2010 has been on the development of numerous ultra-low-power technologies, including our patented SPOT platform. Our products include a diverse family of Systems-on-Chip (SoCs), enabling sophisticated computing, sensing, Bluetooth® connectivity, advanced graphics, and AI processing, all at a small fraction of the power consumed by our competitors’ products. Our products serve several markets, including wearables, industrial, smart homes, smart building, and automotive end markets. For many of our end customers, energy efficiency has become both a business and environmental imperative.

Our products are designed to act as brains for our end customers’ offerings. A significant portion of our revenue today is generated by the wearable computing market, where battery life is a critical differentiator. Our end customers use our SoCs to offer products that run for weeks (rather than days) on a single charge while also delivering a maximum feature set in compact industrial designs. This additional power budget is also used to offer AI-driven features, such as speech recognition entirely on-chip, with the triple benefit of improving responsiveness, mitigating privacy concerns, and saving a round trip to the cloud for offline processing.

The mobile phone revolution of the past two decades is being overtaken by truly pervasive computing. The IoT has brought intelligence and connectivity to billions of endpoints. As the IoT market grows, the electronics in IoT devices become more complex and requirements for processing and connectivity performance continue to rise, despite conflicting demands for lower power consumption and longer battery life. Our low-power products fundamentally and cost-effectively address these industry challenges. In the future, we believe that we can extend our ultra-low-power technology to wall-powered applications, such as data centers, high performance compute and industrial infrastructure, which can also significantly benefit from higher energy efficiency.

We operate a fabless business model, allowing us to focus on the design, sales, and marketing of our products and quickly scale production, while minimizing our capital expenditures. We leverage our internal direct sales force and our global network of distributors and sales representatives to pursue and support our core end markets. Dedicated sales personnel work with our largest end customers to ensure that our products address their go-to-market needs. As of April 2022, we have shipped over 150 million units to our end customers and have shipped an average of over 1 million units per week since June 2021. For the years ended December 31, 2021 and 2020, we recorded revenue of $91.0 million and $51.0 million, respectively, and a net loss of $25.3 million and $25.2 million, respectively. Our major end customers in the year ended December 31, 2021 included, among others, Garmin, Huawei, Oppo, and Xiaomi.

Our Industry and Market Opportunity

Introduction to the Internet of Things

As billions of devices become more intelligent and connected, a trend collectively referred to as IoT, it has become paramount to maximize energy efficiency without compromising performance. In addition to compute, connectivity, graphics and sensing, these IoT devices increasingly incorporate complex AI features that are traditionally power-intensive. IoT is a very diverse market, ranging in performance and power requirements. At the lower-power end of the spectrum, devices that in the past have not been connected to the internet now require connectivity and intelligence. Applications such as wearable computing devices, industrial IoT, smart home and smart buildings drive the need for extremely light, power efficient electronics that benefit from increased time between battery charges.

According to the Ericsson Mobility Visualizer, the installed base of connected IoT devices is expected to grow from 14.6 billion devices in 2021 to 30.2 billion devices in 2027, representing a cumulative average growth rate (CAGR) of 13% over this period.

Key Design Challenges for Semiconductor IoT Devices

•	Power consumption. A fundamental design challenge for IoT devices is to minimize the power consumption of small devices while increasing their processing performance, connectivity, and intelligence.

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Intelligence. Increasingly, IoT devices need to be able to monitor multiple sensors, synthesize data from those sensors, and make rapid decisions on-chip in real-time, bolstering the need for embedded power-efficient sensing and AI products.

•	Integration. Given size constraints, IoT vendors increasingly opt for highly integrated SoCs and single-chip devices, as opposed to complex designs with many discrete functionalities and components.

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Interaction with the outside world. IoT devices increasingly need to interact with the outside world using sensing, actuation, and wireless technologies, driving the need for circuits with both analog and digital functionalities.

To solve these challenges, IoT endpoint original equipment manufacturers (OEMs) increasingly demand the most high-performing, power-efficient, integrated, and compact semiconductors. Our ultra-low-power products fundamentally address our end customers’ needs for low-power processing, connectivity, and AI. In addition, we believe that our disruptive low-power semiconductor design approach will address broader infrastructure markets that benefit from higher energy efficiency, such as data centers.

Our Market Opportunity

Most of our revenue today comes from SoCs that combine 32-bit microcontrollers (MCUs) with wireless connectivity and additional circuitry, such as graphics processing units, serial interfaces, analog-to-digital interfaces, and more. We expect to continue to expand beyond 32-bit MCUs into application processors and AI-enabled semiconductor products. Within the global chip industry, Gartner reports that the market for semiconductors geared towards IoT is expected to grow from $130.2 billion in 2021 to $246.2 billion in 2026, representing a CAGR of 14%.* According to Gartner, the IoT semiconductor market for 32-bit MCUs is expected to grow from $5.8 billion in 2021 to $12.8 billion in 2026, representing a CAGR of 17%.* In addition to 32-bit MCUs, we intend to address the market for application processors, which provide more computing capacity for various applications. According to Gartner, the application processor market for select applications we address today in the IoT space is expected to grow from $6.2 billion in 2021 to $10.5 billion in 2026, representing a CAGR of 11%.** The IoT wireless connectivity semiconductor market which includes Bluetooth, WiFi and other connectivity standards, is expected to grow from $5.8 billion in 2021 to $12.0 billion in 2026, representing a CAGR of 16%. We believe we can address a significant portion of these markets with our SoC products.

We also address the market for AI-enabled semiconductor products. According to Gartner, the overall market for AI-enabled semiconductors is expected to grow from $34.8 billion in 2021 to $86.1 billion in 2026, representing a CAGR of 20%.*** Within this overall AI semiconductor opportunity, the market for select IoT endpoints is expected to grow from $3.2 billion in 2021 to $17.9 billion in 2026, representing a CAGR of 41%.*** In addition, the market for discrete AI accelerators geared towards IoT is expected to grow from $0.1 billion in 2021 to $1.2 billion in 2026, representing a CAGR of 55%, and we can address this market as well.***

Opportunities in Core Markets

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Wearable and Hearable Devices. Our low-power MCU-based SoC products act as central control units of many wearable devices, or are implemented as co-processing products. Today, we generate a majority of our revenue in the wearables market. According to IDC, the wearable device market was approximately 547.3 million units in 2021 and is expected to grow to 801.7 million units in 2026, representing a CAGR of 8%. Within this market, watches are expected to grow from 134.0 million devices in 2021 to 216.0 million devices in 2026, representing a CAGR of 10%, and hearable devices are expected to grow from 348.9 million in 2021 to 521.1 million in 2026, representing a CAGR of 8%.

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Industrial IoT. Our products enable AI-driven predictive maintenance for hard-to-access legacy industrial assets, connected wearables for workers at large industrial sites, sensor-assisted technologies in outpatient health monitoring, livestock management, and LPWA (low-power wide area) IoT products to deploy IoT remotely without relying on existing telecom infrastructure. According to Gartner, the IoT device installed base related to Manufacturing and Natural Services is expected to grow from 644.4 million units in 2021 to 2.9 billion units in 2031, representing a CAGR of 16%.****

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Smart Homes and Buildings. Our products enable various applications such as AI-enabled voice-controlled smart remotes, FIDO (fast identify online) fingerprints biometric security cards, biometric credentials for physical and logical access, and smart locks. According to Gartner, the IoT device installed base related to Smart Home and Smart Buildings is expected to grow from 1.7 billion devices in 2021 to 4.8 billion devices in 2031, representing a CAGR of 11%.****

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Augmented and Virtual Reality. According to IDC, global augmented and virtual reality hardware shipments are expected to grow 11.2 million units in 2021 to 50.5 million units in 2026, representing a CAGR of 35%. One of the biggest challenges in AR/VR and Metaverse adoption is power efficiency, which we intend to address.

•	Automotive. We believe we can further design and optimize our technology for use in automobiles, though we do not currently address this market.

Our Technology

To solve the overlapping challenges of increased performance and functionality at fundamentally lower power consumption, we have developed SPOT, a proprietary low-power platform. This platform operates standard transistors in an ultra-low-power mode to build reliable, robust semiconductors that consume less energy in a cost-effective and mainstream manufacturing process. In addition to the SPOT platform, we use a set of related low-power hardware architecture and software techniques that enable ultra-low product power and faster time to market. The combination of these technologies enables substantial power savings without requiring end customers to significantly redesign their end products.

Power consumption can be significantly reduced by dropping supply voltage from the conventional high value (e.g., 0.8 Volts or 1.2 Volts) to a lower value (e.g., 0.3 Volts or 0.5 Volts). Though the conventional high supply voltages have long been considered fundamental limits, it is possible to operate at supply voltages near or below the threshold voltage (i.e., the “turn on” voltage) of the transistor. When the supply voltage is close to the threshold voltage of the transistor, the circuit is operating in “near-threshold” mode. When the supply voltage drops below the threshold voltage of the transistor, the circuit is operating in “sub-threshold” mode. Because the benefits and challenges are similar for both near-threshold and sub-threshold operation, we use the term “sub-threshold” to encompass both modes of operation.

Ambiq SPOT Platform

Our SPOT platform is a collection of dozens of proprietary techniques designed to solve the typical challenges associated with sub-threshold technologies. Given the disruptive approach to basic circuit building-block design, we developed new analog, digital and memory architectures while utilizing standard communication interfaces, packages, design flows and manufacturing processes. We have spent over 12 years since our incorporation building our sub-threshold expertise, re-usable design IP and patent portfolio.

While many high-end processor companies are able to increase performance or decrease power consumption with advanced geometries, such as seven- and five-nanometer technologies, these manufacturing processes are typically not cost-effective for IoT devices. With our SPOT platform, we are able to manufacture our products at more cost-effective technology nodes, such as 22 nanometer, while greatly reducing power consumption. We believe as we continue to move to more advanced nodes, we will generate additional performance and energy-efficiency benefits, and potentially address more demanding applications.

In particular, we have built a variety of important low-power products to complement or enhance the SPOT platform. These solutions encompass both hardware and software and include:

•	BlueSPOT® is our ultra-low-power Bluetooth Low Energy technology. It enables our products to communicate with outside circuitry in a power-efficient manner.

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SecureSPOT® natively enables robust security features such as secure boot, secure key management, secure over-the-air updates, anti-rollback, secure patching and recovery, leveraging our SPOT platform to deliver ultra-low-power security services to our SoC products.

•	TurboSPOT® is our ultra-low-power dynamic performance scaling technology that provides our end customers with the flexibility to increase MCU and memory clock speeds in certain demanding applications.

•	Voice-on-SPOT® is a complete, always-on, always-listening, voice-to-cloud solution for local voice commands and voice assistant integration in battery-powered IoT endpoint devices.

•	GraphiqSPOT® is our ultra-low-power graphics and display technology, delivering vivid graphic content and display rendering for highly energy-efficient always-on displays.

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NeuralSPOT® is in development and will be our set of SoC products enabling the development and deployment of power-efficient AI algorithms designed to run locally, improving response time, reducing wireless traffic and enhancing end-user privacy.

Additional Low-Power Hardware Architecture Techniques

In addition to our SPOT platform, we have developed a range of hardware architecture techniques that enable even lower power than sub-threshold operation alone. These techniques span ultra-low-power bus fabric architectures, clocking architectures, analog circuit architectures and beyond. Many of these techniques are protected by patents while others are integrated in proven design IP or are protected as trade secrets.

While the SPOT platform and related low-power hardware architecture techniques are critical factors in enabling low-power, it is our software that fully unlocks those capabilities. Our AmbiqSuite software development kit (SDK), in conjunction with our evaluation boards, allows end customers to rapidly take advantage of our low-power products. The SDK is a complete software platform which includes a wide range of power-optimized functions as well as code that demonstrates the use of these low-power functions and other capabilities. In addition, we supply a full range of documentation for each product. Approximately 27% of our engineering force is focused on software development and we expect to continue to invest in this component of our business.

Our Competitive Strengths

We believe our core competitive strengths include the following:

Exclusive focus on foundational low-power technology. We are exclusively focused on low-power, sub-threshold power technology, which is our leading differentiator and top development priority. We have spent over 12 years developing our SPOT platform, which enables our products to consume a demonstrated three to six times less power than traditional super-threshold technologies at the same manufacturing geometries. We believe our exclusive focus on low-power technologies and our culture of continuous innovation gives us an edge over our competitors who focus on a number of different priorities.

Extensible technology platform. We believe our SPOT platform is fully extensible to a wide variety of semiconductor markets in need of fundamentally greater power efficiency, in both battery-operated markets and wall-powered applications, as we can apply our technology to products such as MCUs, application processors, MPUs, GPUs, artificial intelligence accelerators, connectivity and complex chipsets that combine a number of products into complex SoCs. Our technology is valuable to both battery-operated markets, extending time between charges, and wall-powered applications such as data centers, high performance compute and industrial infrastructure.

Proven demand from a blue-chip end customer base. We have demonstrated strong end customer growth with technology leaders such as Huawei, Google/Fitbit, Garmin and others, which has validated the maturity of our technology platform and robustness of our product offering. We work with our end customers at the front end of their design cycles, helping them develop next-generation products. The collaborative nature of these relationships provides us with enhanced visibility into our end customers’ future requirements, allowing us to expand our business and increase our content in future products.

Scalable design and strategic manufacturing relationships. Despite our disruptive approach to circuit design, we have focused on leveraging existing, established design flows and outsourced manufacturing, facilitating significant scalability and pin-to-pin compatibility. For the past 12 years, we have partnered with world-class semiconductor foundry partners such as Taiwan Semiconductor Manufacturing Company (TSMC) for our products in 180-nanometer, 90-nanometer, 40-nanometer and 22-nanometer low-power geometries (with strategic partnerships in the latter two geometries) and also worked closely with top-tier back-end partners such as ASE Group for the test and assembly of our products. Through these long-standing strategic partnerships, we are able to quickly scale production using mainstream semiconductor manufacturing and wafer scale integration and reduce our capital expenditures without compromising the quality of our products.

Top industry talent, experienced management team and engineering-focused culture. We believe the engineering and design talent of our employees is critical to our success. As of December 31, 2021, we had 148 employees, with engineers comprising approximately 71% of our total workforce. In recognition of our engineering focus and talent base, we have won a number of prestigious awards, including “IoT Company of the Year” by Tech Breakthrough Organization in 2021, “Artificial Intelligence Excellence” award by The Business Intelligence Group in 2021, and “Big Innovation” Award by the Business Intelligence Group in both 2021 and 2022 for our SPOT platform.

Our Strategy

Extend our technology to new markets. While we have a strong position in the wearable computing market today, we believe our SPOT platform is applicable to a wide variety of semiconductor products and markets and we have started to penetrate markets in industrial IoT and smart home and smart buildings. In addition, we have end customers in the evaluation stage of our products for augmented and virtual reality markets. We also intend to expand into wall-powered markets outside of IoT that may need greater energy efficiency, including data center infrastructure, high-performance computing, graphics and AI.

Expand our end customer base. To accelerate our market and end customer base expansion, we intend to continue investing in our sales and field application engineer teams, deepening and expanding our distributor relationships, deepening our partnerships and increasing marketing investments.

Continue to innovate and perfect our technology. We intend to continue driving innovation in sub-threshold and related low-power technologies. In addition to continued fundamental design improvements, we also intend to partner with leading foundries such as TSMC on more advanced manufacturing nodes, further resulting in energy efficiency savings. We also intend to focus on the quality and reliability of our offerings by providing complete products to our end customers via software development kits and other development tools.

Increase the range of functions integrated in our product portfolio. We intend to continue to broaden our product portfolio by expanding the application and capability reach of our SPOT platform through new capabilities in compute and wireless connectivity, voice-specific interfaces, AI, memories, wireline connectivity, and analog circuitry. To further showcase and extend the penetration of our key technology, we are also working on value-added software and products that enable end customers to maximize the value of our low-power technology.

Deepen relationships with current end customers. We plan to continue to grow our relationships with our existing end customers, which will allow us to better understand our end customers’ product needs and be able to offer and develop additional application-specific features, such as AI processing capabilities. Deeper relationships will also allow us to be better positioned for our end customers’ future product generations. We intend to migrate some of our co-processor designs into primary-processor engagements, which would allow us to increase our average selling price and content.

Expand joint development opportunities, partnerships and offerings across the ecosystem. We intend to foster the IoT ecosystem by partnering with strategic suppliers and vendors to advance our technology and expand the usage of our SPOT platform. Over the last 12 years, we have accumulated a deep understanding of our end customers’ system-level challenges to develop increasingly more complex, energy-efficient, and environmentally friendly products. We have helped our end customers and partners to meet those challenges by collaborating on innovations and improvements throughout the design processes.

Our Products

Our products today primarily include complex SoCs that integrate processors such as MCUs, wireless and wireline connectivity, power management, sensing and additional circuitry. We continuously enhance our product families with additional integrated functionality, which also leverages our SPOT platform, resulting in significant power savings without compromising performance.

Current Products

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Artasie Real-Time Clock (RTC): Our first product incorporating our SPOT platform was a real-time clock (RTC), a device that functioned as an extremely low-power “keep-alive” source for the system, operating in nanoamps, bypassing the need for the main MCU to consume power when the system was asleep.

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Apollo, Apollo2, Apollo3 and Apollo3 Blue SoC Families: Starting in 2015, we released the first generation of our core Apollo family, in the form of an MCU-based SoC that delivered 10x power savings compared with competitors. The follow-on Apollo2 and Apollo3 generations delivered more than a two-fold improvement in both performance and power consumption while also introducing the SecureSPOT and BlueSPOT technologies and supporting Ambiq’s end customers in developing their first neural network-based AI incorporating the Apollo family.

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Apollo4 and Apollo4 Blue SoC Family: We reached another milestone with the Apollo4 family of SoCs, which delivers a two-fold performance improvement while further reducing power consumption. It also offers a significant increase in memory capacity, advanced graphics and display performance incorporating a dedicated GPU. Apollo4 incorporates more advanced AI-powered features, including speech-based user interfaces, image classification, and complex activity recognition. The Apollo4 Plus variant extends the graphics and memory capacity/performance to meet the growing demand for high-end smartwatch and display-based IoT products. The Apollo4 family includes “Lite” versions which expand our market penetration by offering more cost-effective products.

Products Under Development

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Apollo5 and Apollo6: These next generation flagship wireless SoCs built on the low-power SPOT platform are expected to bring a significant increase in processor and graphics compute performance. These product generations are expected to introduce extended low-power connectivity and audio capabilities enabling voice calling and music playback.

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Atomiq: We are designing an AI-enhanced SoC delivering high power-efficient performance for audio and imaging devices. It is expected to feature a high-performance main processor with complementary high-performance Digital Signal Processors (DSPs) and ultra-low-power neural network accelerators, delivering unprecedented AI performance to endpoint devices.

Our technology can be applicable to additional product functionalities such as complex application processors, 3D graphics, low-power WiFi, Global Positioning System (GPS), and cellular technology. While we started to integrate AI functionality into our products, we intend to develop dedicated energy-efficient AI accelerator cores to enable extremely low-power AI-driven voice, video, and other functionality directly on the device.

Summary of Risks Factors

Investing in our common stock involves substantial risk. The risks described under the section titled “Risk Factors” immediately following this prospectus summary may cause us to not realize the full benefits of our objectives or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

•	We have a history of net losses, and we may not achieve or maintain profitability in the future.

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We currently depend on a limited number of end customers, including Huawei, for most of our revenue. The loss of, or a significant reduction in orders from, our key end customers, including Huawei, would significantly reduce our revenue and adversely impact our business, financial condition, and results of operations.

•	We do not have long-term commitments from our end customers.

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The nature of the design win process requires us to incur expenses without any guarantee that research and development efforts will generate material revenue, which could adversely affect our business, financial condition and results of operations.

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We continue to invest in research and development efforts for several new markets. If we are unable to commercialize these technologies, our business, financial condition and results of operations could be negatively affected.

•	We are subject to the cyclical nature of the semiconductor industry.

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Some of our end customers and other third-party agreements provide for joint or custom product development, which subjects us to a number of risks, and any failure to execute on any of these arrangements could have a material adverse effect on our business, financial condition, and results of operations.

•	The ongoing COVID-19 pandemic has disrupted and will likely continue to disrupt normal business activity and may adversely impact our business, financial condition and results of operations.

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We have no manufacturing capabilities of our own. We are a fabless company, meaning that we do not own a semiconductor foundry, and we rely on a single third-party supplier for the fabrication of semiconductor wafers and on a limited number of suppliers of other materials, and the failure of any of our suppliers to provide us with wafers and other materials on a timely basis would harm our business, financial condition, and results of operations.

•	Our dependence on TSMC as our sole supplier of wafers exposes us to certain political, social, and economic risks that may harm our business.

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Raw material and engineered material availability and price fluctuations have in the past and may in the future increase the cost of our products, impact our ability to meet customer commitments, and may adversely affect our business, financial condition, and results of operations.

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The PRC government has significant oversight of our PRC subsidiaries’ business conduct; such oversight could result in a material change in our business, financial condition and results of operations and the price of our common stock or could significantly limit our ability to offer or continue to offer common stock or other securities to investors and cause the price of such securities to significantly decline.

•	We are a global company, which subjects us to additional business risks, including logistical and financial complexity, political instability and currency fluctuations.

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We identified material weaknesses in our internal control over financial reporting, and we may experience additional material weaknesses or otherwise fail to design and maintain effective internal control over financial reporting.

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If we are unable to obtain, maintain and enforce patent protection for our current and future proprietary technology and inventions, or if the scope of the patent protection obtained is not sufficiently broad, our ability to compete successfully and our business, financial condition, and results of operations could be adversely impacted.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the JOBS Act), enacted in April 2012. We intend to take advantage of certain exemptions under the JOBS Act from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this provision of the JOBS Act. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. Therefore, our consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company and may take advantage of these exemptions until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (Exchange Act), which would occur if the market value of our ordinary shares held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Corporate Information

We were incorporated in Delaware on January 20, 2010 under the name Cubiq Microchip, Inc., and in October 2012, changed our name to Ambiq Micro, Inc. Our principal executive offices are located at 6500 River Place Blvd., Building 7, Suite 200, Austin, Texas 78730, and our telephone number is (512) 879-2850. Our corporate website address is www.ambiq.com. Information contained on or accessible through our website is not a part of this prospectus and should not be relied on in determining whether to make an investment decision. The inclusion of our website address in this prospectus is an inactive textual reference only.

Trademarks and Service Marks

We use the Ambiq logo and other marks as trademarks in the United States and other countries. The Ambiq word mark and logos, SPOT, graphiqSPOT, neuralSPOT, TurboSPOT, SecureSPOT, Voice-on-SPOT, and VoS, among others, are registered trademarks of Ambiq Micro, Inc. Other trademarks and trade names are those of their respective owners. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, the trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ®, ™ or SM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

The Offering

Common stock offered by us	shares

Option to purchase additional shares	shares

Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their over-allotment option in full)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or $ million if the underwriters exercise their over-allotment option in full), based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, product development, general and administrative matters, and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. We also may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time. See “Use of Proceeds.”

Dividend policy	We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. See “Dividend Policy.”

Risk factors	You should read “Risk Factors” for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock.

Listing	We intend to apply to list our common stock on the under the symbol “AMBQ.”

Unless otherwise indicated, the number of shares of our common stock to be outstanding after this offering is based on              shares of common stock outstanding as of                 , 2022, and excludes:

•	shares of our common stock issuable upon the exercise of outstanding stock options as of , 2022, with a weighted-average exercise price of $ per share;

•

             shares of our common stock reserved for future issuance under our 2022 Stock Incentive Plan (the 2022 Plan), which will become effective as of immediately prior to the completion of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2022 Plan; and

•

             shares of our common stock reserved for future issuance under our 2022 Employee Stock Purchase Plan (the ESPP), which will become effective as of immediately prior to the completion of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	the automatic conversion of all outstanding shares of our convertible preferred stock as of , 2022, into an aggregate of shares of our common stock upon the closing of this offering;

•	no exercise of the outstanding options described above;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws upon the closing of this offering; and

•	no exercise by the underwriters of their over-allotment option to purchase up to additional shares of our common stock from us to cover over-allotments, if any.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated statements of operations data presented below for the years ended December 31, 2021 and 2020, and the consolidated balance sheet data as of December 31, 2021 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

	Year Ended December 31,
	2021	2020
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales	$91,008	$50,974
Cost of sales	60,242	29,400

Gross profit	30,766	21,574

Operating expenses:
Sales, general and administrative	19,125	14,004
Research and development	36,106	27,785
Asset impairment	636	—

Total operating expenses	55,867	41,789

Loss from operations	(25,101)	(20,215)
Interest income (expense), net	43	(4,575)
Other expense	259	406

Loss before income taxes	(25,317)	(25,196)

Provision for income taxes	25	25

Net loss	$(25,342)	$(25,221)

Comprehensive loss:
Currency translation adjustment	176	17
Comprehensive loss	(25,166)	(25,204)

Net loss per share attributable to common stockholders(1):
Basic and diluted	$(3.44)	$(3.74)
Weighted-average common stock outstanding(1):
Basic and diluted	7,358,603	6,746,642
Pro forma net loss per share attributable to common stockholders (unaudited):
Basic and diluted	$(0.10)
Pro forma weighted-average common stock outstanding (unaudited):
Basic and diluted	248,889,110

Non-GAAP Financial Measures:
Non-GAAP net loss(2)	$(17,680)	$(22,251)
Non-GAAP gross profit(2)	33,161	22,534

(1)

See Notes 2 and 4 to our financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net loss per common share and the number of shares used in computing these amounts.

(2)

We use non-GAAP net loss and non-GAAP gross profit, both non-GAAP financial measures, to help us make strategic decisions, establish budgets and operational goals for managing our business, analyzing our financial results, and evaluating our performance. We present the non-GAAP financial measures non-GAAP net loss and non-GAAP gross profit in this prospectus because we believe these non-GAAP financial measures provide additional tools for investors to use in comparing our core business and results of operations over multiple periods with other companies in our industry, many of which present similar non-GAAP financial measures to investors. However, our presentation of non-GAAP net loss and non-GAAP gross profit may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. Non-GAAP net loss and non-GAAP gross profit should not be considered as the sole measures of our performance and should not be considered in isolation from, or as a substitute for, net loss and gross profit calculated in accordance with GAAP.

We define non-GAAP net loss as our net loss adjusted to exclude expenses not directly attributable to the performance of our operations, such as income taxes, depreciation and amortization, stock-based compensation expense, and warranty provision. We define non-GAAP gross profit as our gross profit adjusted to exclude expenses not directly attributable to gross profit, such as depreciation and amortization and warranty provision.

The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures.

Non-GAAP Net Loss:

	Year Ended December 31,
	2021	2020
Net loss	$(25,342)	$(25,221)
Add:
Income taxes	25	25
Depreciation and amortization	2,611	1,925
Stock-based compensation expenses	1,290	702
Asset impairment	636	—
Warranty provision	700	—
Warrant issuance	2,381	—
Warrant valuation	19	318

Non-GAAP net loss	$(17,680)	$(22,251)

Non-GAAP Gross Profit:

	Year Ended December 31,
	2021	2020
Gross profit	$30,766	$21,574
Add:
Depreciation and amortization	1,695	960
Warranty provision	700	—

Non-GAAP gross profit	$33,161	$22,534

	As of December 31, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$25,924	$75,755	$
Warrant liability	1,319	—
Working capital(4)	84,037	133,868
Total assets	105,126	105,126
Total liabilities	16,120	16,120
Redeemable convertible preferred stock	237,509	—
Accumulated deficit	(158,097)	(158,097)
Stockholders’ (deficit) equity	(148,503)	129,362

(1)

The pro forma consolidated balance sheet data gives effect to the: (i) issuance of 23,664,027 shares of our Series F-1 redeemable convertible preferred stock in February 2022 and March 2022, for net proceeds of approximately $49.5 million, (ii) issuance of 677,652 shares of our Series A redeemable convertible preferred stock and Series B redeemable convertible preferred stock upon the exercise of warrants in February 2022 and March 2022, for net proceeds of approximately $0.4 million, (iii) the reclassification of the redeemable convertible preferred stock warrant liabilities to additional paid-in capital, (iv) automatic conversion of all 241,530,507 shares of our outstanding redeemable convertible preferred stock into an equivalent number of shares of our common stock, which will occur upon the closing of this offering, and the related reclassification of the carrying value of our redeemable convertible preferred stock to permanent equity upon the closing of this offering, and (v) filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data gives effect to: (i) the pro forma items described in footnote (1) above; and (ii) the issuance and sale by us of                shares of common stock in this offering, assuming an initial public offering price of $                per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses.

(3)

The pro forma as adjusted consolidated balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $                million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of 1.0 million shares in the number of ordinary shares offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by $                million, assuming the assumed initial public offering price of $                per share remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(4)

Working capital is defined as total current assets less total current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before investing in our common stock. If any of the following risks are realized, in whole or in part, our business, financial condition and results of operations could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operation.

Risks Related to Our Business

We have a history of net losses, and we may not achieve or maintain profitability in the future.

We have incurred net losses since inception and we expect to continue to incur net losses for the foreseeable future, due in part to our continued investment in our business. We incurred a net loss of $25.3 million and $25.2 million for the years ended December 31, 2021 and 2020, respectively, and had an accumulated deficit of $158.1 million as of December 31, 2021. We expect our costs to increase in future periods as we continue to expend substantial resources on research and development, expansion into new markets, marketing and general administration (including expenses related to being a public company). The net losses we incur may fluctuate significantly from quarter to quarter.

Our long-term success is dependent upon our ability to generate increased revenue, obtain additional capital when needed and, ultimately, to achieve and maintain profitable operations. We will need to generate significant additional revenue and successfully manage our research and development and other expenses to achieve and maintain profitability. It is possible that we will not achieve profitability or that, even if we do achieve profitability, we may not maintain or increase profitability in the future. Our failure to achieve or maintain profitability could negatively impact our stock price.

We currently depend on a limited number of end customers, including Huawei, for most of our revenue. The loss of, or a significant reduction in orders from our key end customers, including Huawei, would significantly reduce our revenue and adversely impact our business, financial condition and results of operations.

We believe that our operating results for the foreseeable future will continue to depend to a significant extent on revenue attributable to our largest end customer, Huawei. Huawei has accounted for a large portion of our revenue and accounted for approximately 34.8% and 60.8% of our revenue for the years ended December 31, 2021 and 2020, respectively. In addition, two other end customers accounted for 18.0% and 9.9%, respectively, of our revenue for the year ended December 31, 2021. No other single end customer directly or indirectly accounted for more than 10% of our revenue in the year ended December 31, 2021. In addition, our top ten end customers for the years ended December 31, 2021 and 2020, accounted for 91.6% and 94.1%, respectively, of our total revenue.

While we anticipate revenue attributable to our top end customers, including Huawei, will fluctuate from period to period, we expect to remain dependent on these end customers, and in particular, Huawei, for a substantial portion of our revenue for the foreseeable future. If our end customers were to choose to reduce their orders or cease to order products from us or if our relationships with our end customers or our distributors are disrupted for any reason, there could be a significant negative impact on our business. Any reduction in sales attributable to our largest end customers, including Huawei, would have a significant and disproportionate impact on our business, financial condition and results of operations.

We do not have long-term commitments from our end customers.

We sell our products to our end customers through distributors and channel partners on a purchase order basis. While we do have cancellation and reschedule terms established with our distribution and channel partners, our end customers do not have any minimum or binding purchase obligations to us under these purchase orders and orders may be cancelled, reduced or rescheduled with little or no notice and without penalty. Cancellations of orders could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses. In addition, changes in forecasts or the timing of orders from our end customers expose us to the risks of inventory shortages or excess inventory. This in turn could cause our operating results to fluctuate. Our end customers, or the distributors or channel partners through which we sell to these end customers, may choose to use products in addition to ours, use different products altogether, or develop in-house products that compete directly with our products, which could affect our end customers’ future purchasing decisions. In addition, the inability of our end customers or their contract manufacturers to obtain sufficient supplies of third-party components used with our products could result in a decline in the demand for our products and a loss of sales. Any of these events could significantly harm our business, financial condition and results of operations. In addition, if our distributors’ relationships with our end customers, including our larger end customers are disrupted due to our inability to deliver products in sufficient quantities or in a timely manner, or for any other reason, there could be a significant negative impact on our business, financial condition and results of operations.

Our end customers regularly evaluate alternative suppliers in order to diversify their supplier bases, which increases their negotiating leverage with us and protects their ability to secure similar products. We believe that any expansion of our end customers’ supplier bases could have an adverse effect on the prices we are able to charge and volume of product that we are able to sell to our end customers, which would negatively affect our business, financial condition and results of operations. Any reduction in sales attributable to our end customers, and in particular our largest end customers, would have a significant impact on our business, financial condition and results of operations.

The nature of the design win process requires us to incur expenses without any guarantee that research and development efforts will generate material revenue, which could adversely affect our business, financial condition and results of operations.

We focus on winning competitive bid selection processes, resulting in “design wins,” to develop products for use in our end customers’ products. These lengthy selection processes may require us to incur significant expenditures and dedicate significant engineering resources to the development of new products without any assurance that we will achieve design wins. If we incur such expenditures but fail to be selected in the bid selection process, our business, financial condition and results of operations may be adversely affected. Further, because of the significant costs associated with qualifying new suppliers, end customers might use products that are functionally equivalent or that offer additional features from existing suppliers across a number of similar and successor products for a lengthy period of time. As we develop and introduce new products, we face the risk that end customers may not value or be willing to bear the cost of incorporating these newer products into their end products, particularly if they believe their end users are satisfied with prior product offerings. Regardless of the improved features or superior performance of the newer products, end users may be unwilling to adopt our new products due to such implementation hurdles, or design or pricing constraints. As a result, if we fail to secure an initial design win for any of our products to any particular end customer, we may lose the opportunity to make future sales of those products to that end customer for a significant period of time or at all, and we may also experience an associated decline in revenue relating to those components. This phenomenon is typical in the wearables industry, which accounted for most of our revenue for the years ended December 31, 2021 and 2020, and other end markets that we may enter in the future. Failure to achieve initial design wins may also weaken our position in future competitive selection processes because we may not be perceived as an industry leader, which would harm our business, financial condition and results of operations. Moreover, even if we achieve initial design wins with end customers, our end customers are not contractually obligated to purchase products from us in connection with such design wins.

Failure to adjust our inventory due to changing market conditions or failure to accurately estimate our end customers’ demands could adversely affect our revenue and could result in charges for obsolete or excess inventories.

We make significant decisions, including determining the levels of business that we will seek and accept production schedules, levels of reliance on outsourced contract manufacturing, personnel needs and other resource requirements, based on our estimates of end customer requirements. The lack of long-term commitments by our end customers and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate future requirements of our end customers. On occasion, our end customers may require rapid increases in production, which can challenge our resources. We may not have sufficient third-party wafer fabrication capacity at any given time to meet our end customers’ demands. Conversely, downturns in the end markets that our end customers serve have in the past caused and may in the future cause our end customers to significantly reduce the quantities of our products they order from us.

In addition, we base many of our operating decisions, and enter into purchase commitments, on the basis of anticipated revenue trends which are highly unpredictable. One of our design service agreements and some of our purchase commitments are non-cancelable, and in some cases we may be required to recognize a charge representing the amount of labor hours ordered which exceeds our actual requirements. These types of commitments and agreements reduce our ability to adjust our inventory to address declining market demands. If demand for our products is less than we expect, we may experience additional excess and obsolete inventory and be forced to incur charges for write-offs. If revenues in future periods fall substantially below our expectations, or if we fail to accurately forecast changes in demand mix, we could again be required to record substantial charges for obsolete or excess inventory or non-cancelable purchase commitments.

During a market upturn, we may not be able to purchase sufficient supplies or components to meet the increasing demand for our products, which could prevent us from taking advantage of business opportunities. In addition, a supplier could discontinue production of a component necessary for our products, extend lead times, limit supply or increase prices due to capacity constraints or other factors. Our failure to adjust our supply chain volume, secure sufficient supply from our third-party vendors, including our semiconductor wafer suppliers, or estimate our end customers’ demand could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, the risks described above have been and may be further amplified by global supply chain constraints and other macroeconomic conditions, including rising interest rates, higher rates of inflation, higher costs of fuel and transportation, potential resulting logistics delays, market volatility, and impacts of global conflicts, such as the conflict between Ukraine and Russia on international trade and the economy generally, as well as supply chain and other adverse impacts from the COVID-19 pandemic, all of which could have a material adverse impact on our business, financial condition and results of operations.

Decreases in average selling prices of our products and increases in input costs may reduce our gross margins.

The market for our products is generally characterized by declining average sale prices (ASP) resulting from factors such as increased competition, the introduction of new products and increased unit volumes. We anticipate that ASPs for legacy products may decrease in the future in response to the introduction of new products by us or our competitors, or due to other factors, including pricing pressures from our end customers. We typically conduct pricing negotiations for our existing products with our largest end customers. In order to achieve and sustain profitable operations, we must continually reduce costs for our existing products and also develop and introduce new products with enhanced features on a timely basis that can be sold initially at higher ASPs. Failure to do so could cause our revenue and gross margins to decline, which would negatively affect our business, financial condition and results of operations and could significantly harm our business. In addition, in connection with the significant increase in semiconductor demand and supply shortages due to the

COVID-19 pandemic, the cost of certain materials used to manufacture our products, including for semiconductor wafers, has increased as demand has outpaced supply. We may be unable to reduce the cost of our products sufficiently to enable us to compete with others. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures and the increased cost of certain materials, such as semiconductor wafers and other raw materials, and could adversely affect our gross margins. We maintain a relatively small infrastructure of facilities and human capital in certain locations around the world and, as a result, have limited ability to reduce our operating costs. Accordingly, in order to remain competitive, we must continually reduce the cost of manufacturing and assembling our products through design and engineering changes. We cannot assure you that we will be successful in redesigning our products and bringing redesigned products to the market in a timely manner, or that any redesign will result in sufficient cost reductions to allow us to reduce the price of our products to remain competitive or maintain or improve our gross margins. To the extent we are unable to reduce the prices of our products and remain competitive, our revenue will likely decline, resulting in further pressure on our gross margins, which could have a material adverse effect on our business, financial condition and results of operations and our ability to grow our business.

If we fail to penetrate new markets, our revenue and financial condition could be harmed.

A substantial portion of our revenue is generated from sales of our MCU-based SoCs and RTCs for IoT applications such as wearable devices. In recent years, we have been extending our SPOT platform to additional capabilities, such as Bluetooth® connectivity, on-chip security, analog circuitry, memories and artificial intelligence accelerators, developing a broad array of technical competencies to best serve our end customers’ needs. We believe that our future revenue growth, if any, will significantly depend on our ability to expand or further expand into new markets, such as industrial IoT, smart homes and buildings and automotive markets, as well as the existing wearable device market.

Each of these markets presents distinct and substantial risks and, in many cases, requires us to develop new functionality or software to address the particular requirements of that market. We anticipate that as we continue to move into new markets, we will likely face competition from larger competitors with greater resources and more history in these markets. If any of these markets do not develop as we currently anticipate, or if the development of such markets is delayed or impacted by factors outside of our control, such as global conflicts, including the current conflict between Ukraine and Russia, the COVID-19 pandemic or other macroeconomic conditions, or if we are unable to penetrate any of these markets successfully with our products, our revenue could decline, and our financial condition would be negatively impacted. Some of these markets are primarily served by only a few large, multinational OEMs and original design manufacturers (ODM) with substantial negotiating power relative to us and, in some instances, with internal products that are competitive to ours. Meeting the technical requirements and securing design wins with any of the participants in these markets will require a substantial investment of our time and resources and we cannot assure you that we will secure design wins from these or other companies, that we will achieve meaningful revenue from the sales of our products into these markets, or that any revenue generated from these design wins will outweigh the costs of developing these designs. If we fail to penetrate these or other new markets we are targeting, our business, financial condition and results of operations would likely suffer. Moreover, even if we are successful in winning competitive bid selection processes in these new markets, it will likely take longer to generate revenue from such design wins than in our current markets.

We may also, in the future, seek to penetrate markets in new geographies. Certain of the markets we expect to target have stronger barriers to entry, are more heavily regulated or favor domestic production. If we fail to penetrate these or other new markets we are targeting, or expend time and resources on entering these markets, but fail to generate sufficient revenue in such new geographies, our business, financial condition and results of operations would likely suffer.

If we are unable to manage our growth effectively, we may not be able to execute our business plan and our business, financial condition and results of operations could suffer.

In order to succeed in executing our business plan, we will need to manage our growth effectively as we make significant investments in research and development and sales and marketing, and expand our operations. If our revenue does not increase to offset these increases in our expenses, we may not achieve or maintain profitability in future periods. To manage our growth effectively, we must continue to expand our operations, engineering, accounting and finance, internal management, and other systems, procedures, and controls. This may require substantial managerial and financial resources, and our efforts may not be successful. Any failure to successfully implement systems enhancements and improvements will likely have a negative impact on our ability to manage our expected growth, as well as our ability to ensure uninterrupted operation of key business systems and compliance with the rules and regulations applicable to public companies. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new products, and we may fail to satisfy end customer product or support requirements, maintain the quality of our products, execute our business plan or respond to competitive pressures, any of which could negatively affect our business, financial condition and results of operations.

We continue to invest in research and development efforts for several new markets. If we are unable to commercialize these technologies, our business, financial condition and results of operations could be negatively affected.

The semiconductor industry requires substantial investment in research and development in order to bring to market new and enhanced products. Our research and development expense was $36.1 million and $27.8 million for the years ended December 31, 2021 and 2020, respectively. We expect to increase our research and development expenditures as compared to prior periods as part of our strategy to focus on the development of products for new markets, such as industrial IoT, smart homes and buildings, and automotive. We are unable to predict whether we will have sufficient resources to achieve the level of investment in research and development required to remain competitive. For example, development of our products using sub-threshold designs at 0.3 volts or 0.6 volts costs significantly more than what is required to develop at the standard 0.8 volts or 0.9 volts. This added development cost could prevent us from being able to maintain a technological advantage over larger competitors that have significantly greater resources to invest in research and development. In addition, we cannot assure you that the technologies which are the focus of our research and development expenditures will become commercially successful or generate any revenue. If we incur increased research and development costs that do not result in revenue generation, our business, financial condition and results of operations would be adversely affected.

Our products are complex and may contain flaws which could lead to product liability, an increase in our costs and/or a reduction in our revenue.

Our products are complex and may contain software or hardware errors or defects (collectively, flaws), particularly when first introduced and when new versions are released. Our products are increasingly designed and integrated into more complex products, including higher levels of software and hardware integration in modules and system-level solutions and/or include elements provided by third parties which further increase the risk of flaws. We rely primarily on our in-house testing personnel to design test operations and procedures to detect any flaws or vulnerabilities prior to delivery of our products to our end customers.

Should challenges occur in the operation or performance of our products, we may experience delays in meeting key introduction dates or scheduled delivery dates to our end customers. These flaws could also cause significant re-engineering costs, diversion of our engineering personnel’s attention from our product development efforts, and significant end customer relations and business reputation problems. Any unforeseen and undetected flaws could result in refunds, replacement, recall or other liability. Any of the foregoing could impose substantial costs and harm our business.

Product liability, data breach or cyber liability claims may be asserted with respect to our products. Many of our products focus on wireless connectivity and the IoT market and such connectivity may make these products particularly susceptible to cyber-attacks. An undetected flaw, failure or vulnerability in our products could cause failure in our end customers’ products, and we could face claims for damages that are disproportionately higher than the revenue we receive from the components involved, as our products are typically sold at prices that are significantly lower than the cost of the end products into which they are incorporated. Furthermore, product liability risks are particularly significant with respect to any smart home and automotive applications because of the risk of serious harm to users of these end products. There can be no assurance that any insurance or associated warranty liabilities we maintain will sufficiently protect us from such claims.

We compete against companies that have significantly greater resources than we do and numerous other products.

The semiconductor industry is highly competitive and many of our direct and indirect competitors have substantially greater financial, technological, manufacturing, marketing, and sales resources than we do. Consolidation in our industry may increasingly mean that our competitors have greater resources, including the ability to attract qualified employees or pass along higher cost components into product prices, that could put us at a competitive disadvantage. We currently compete directly with numerous large SoC vendors, companies that license outside MCU cores, and connected processor platform providers, such as Qualcomm, NXP, ST Micro, Silicon Labs, Dialog, Nordic, BES, and Infineon. Competition from these companies may intensify as we offer more products in our existing end markets or expand into new end markets. We also face competition from emerging companies.

We are subject to the cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence, price erosion, evolving standards, short product life cycles, and wide fluctuations in product supply and demand. Historically, the industry experiences significant downturns during global recessions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels, and accelerated erosion of average selling prices. Furthermore, any significant upturn in the semiconductor industry could result in increased competition for access to third-party wafer fabrication and assembly capacity. We are dependent on the availability of this capacity to manufacture and assemble our products and we can provide no assurance that adequate capacity will be available to us in the future. Any downturns or upturns in the semiconductor industry could harm our business, financial condition and results of operations.

Some of our end customer and other third-party agreements provide for joint or custom product development, which subjects us to a number of risks, and any failure to execute on any of these arrangements could have a material adverse effect on our business, financial condition and results of operations.

We have entered into development, product collaboration and technology licensing arrangements with third parties, such as ARM Limited, Cadence Design Systems, Inc., and Think Silicon Research and Technology (Single Member) S.A., and we expect to enter into new arrangements of these kinds from time to time in the future. These agreements may increase risks for us, such as the risks related to timely delivery of new products, risks associated with the ownership of the intellectual property developed, risks that such activities may not result in products that are commercially successful or available in a timely fashion, and risks that third parties involved may abandon or fail to perform their obligations related to such agreements. Any failure to timely develop commercially successful products under such arrangements as a result of any of these and other challenges could have a material adverse effect on our business, financial condition and results of operations.

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.

In conducting our business, we routinely collect, store and otherwise process proprietary, confidential, and sensitive data, including intellectual property, trade secrets, proprietary technology and information about our business customers, suppliers and partners, and proprietary technology and information owned by our customers. We may rely upon third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, third party providers of cloud-based infrastructure, encryption and authentication technology, employee email, content delivery to customers, and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. We may share or receive sensitive information with or from third parties.

Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats are becoming increasingly difficult to detect. These threats can come from a variety of sources, including traditional computer “hackers,” threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods.

We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, access attacks (such as credential stuffing), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats. Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable flaws or bugs that could result in a breach of or disruption to our information technology systems (including our products or the third-party information technology systems that support us and our goods). We are incorporated into the supply chain of a large number of companies worldwide and, as a result, if our products are compromised, a significant number of companies could be simultaneously affected. The potential liability and associated consequences we could suffer as a result of such a large-scale event could be catastrophic and result in irreparable harm. The growth of our remote workforce, partially in response to the COVID-19 pandemic, poses increased risks to our information technology systems and data, as more of our employees work from home, utilizing network connections outside our premises. Future or past business transactions (such as acquisitions or integrations) could also expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

Any of the previously identified or similar threats could cause a security incident or other interruption. A security incident or other interruption could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our products.

We may expend significant resources or modify our business activities to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and sensitive information. While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We have not always been able in the past and may be unable in the future to detect vulnerabilities in our information technology systems (including our products) because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. For example, in January 2022, Ambiq discovered an attempted business email compromise incident in which an unauthorized individual appears to have gained access to an Ambiq email account and manipulated a vendor invoice in an attempt to fraudulently divert a payment intended for the vendor. Ambiq discovered the incident and was able to prevent any loss of funds from occurring. Ambiq retained legal counsel and an independent forensic firm to help in its investigation of and response to this incident. Additionally, we recently discovered and are currently investigating a potential security incident in which an unauthorized individual has claimed to have obtained access to and taken certain data maintained by Ambiq. Ambiq has retained an independent forensic firm who is assisting in Ambiq’s investigation of and response to this incident. Ambiq is in the process of reviewing and identifying the files that may have been affected and the information contained in any such files, but we cannot, at present, determine whether this incident will require communication to any third parties. Despite our efforts to identify and address vulnerabilities, if any, in our information technology systems (including our products), our efforts may not be successful. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities and the cost to reduce the risk of or alleviate such vulnerabilities could be significant.

Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections), additional reporting requirements and/or oversight, restrictions on processing sensitive information (including personal data), litigation (including class claims), indemnification obligations, negative publicity, reputational harm, monetary fund diversions, interruptions in our operations (including availability of data), financial loss, and other similar harms. Moreover, any such compromise of our information security could result in the misappropriation or unauthorized publication of our confidential business or proprietary information, including trade secrets, or that of other parties with which we do business, an interruption in our operations, the unauthorized transfer of cash or other of our assets, the unauthorized release of customer or employee data or a violation of privacy or other laws. Security incidents and attendant consequences may cause customers to stop using our products, deter new customers from using our products, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Our estimate of the market size for our products may prove to be inaccurate, and even if the market size is accurate, we cannot assure you that we will serve a significant portion of the market.

Our estimate of the market size for our products that we have provided in this prospectus, sometimes referred to as total addressable market (TAM), is subject to significant uncertainty and is based on assumptions and estimates, including our internal analysis and industry experience and third-party data, which may not prove to be accurate. These estimates are, in part, based upon the size of the markets and geographies we target and an estimated range of prices for our current products and future development plans. Our ability to serve a significant portion of this estimated market is subject to many factors, including our success in implementing our business strategy and ability to maintain our product pricing levels, which are subject to many risks and uncertainties. Moreover, in order to address the entire TAM we have identified, we must continue to enhance and add to our existing markets and introduce our products to new markets. Accordingly, even if our estimate of the market size is accurate, we cannot assure you that we will serve a significant portion of this estimated market or that our pricing levels will not decline.

We depend on key and highly skilled personnel to operate our business, and if we are unable to retain our current personnel and/or hire additional personnel, our ability to develop and market our products could be harmed, which in turn could adversely affect our business, financial condition and results of operations.

Our success depends to a large extent upon the continued services of our executive officers, managers and skilled personnel, including our development engineers. In particular, we are highly dependent on the services of Scott Hanson and Fumihide Esaka, our Founder and CEO, respectively, who, after over 15 and five years of service, respectively, with our company, have been critical in the development and growth of our business and strategic direction. From time to time, there may be changes in our executive management team or other key personnel, which could disrupt our business. Our employees are not bound by obligations that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. Moreover, our employees are generally not subject to non-competition agreements. The loss of one or more of our executive officers or other key personnel or our inability to locate suitable or qualified replacements could be significantly detrimental to our product development efforts and could have a material adverse effect on our business, financial condition and results of operations. In addition, we recruit from a limited pool of engineers with specialized expertise and the competition for such personnel can be intense. Given these limitations, we may not be able to continue to attract, retain and motivate qualified personnel necessary for our business.

We also must attract and retain highly qualified personnel, including certain foreign nationals who are not U.S. citizens or permanent residents, many of whom are highly skilled and constitute an important part of our U.S. workforce, particularly in the areas of engineering and product development. Our ability to hire and retain these employees and their ability to remain and work in the United States are impacted by laws and regulations, as well as by procedures and enforcement practices of various government agencies. Changes in immigration laws, regulations or procedures may adversely affect our ability to hire or retain such workers, increase our operating expenses and negatively impact our ability to deliver our products, any of which would adversely affect our business, financial condition and results of operations.

Acquisitions, divestitures, strategic investments and strategic partnerships could adversely affect our business, financial condition and results of operations.

We may pursue growth opportunities by acquiring complementary businesses, products or technologies through strategic transactions, investments or partnerships. The identification of suitable acquisition, strategic investment or strategic partnership candidates can be costly and time consuming and can distract our management team from our current operations. If such strategic transactions require us to seek additional debt or equity financing, we may not be able to obtain such financing on terms favorable to us or at all, and such transaction may adversely affect our liquidity and capital structure. We may also choose to divest certain non-core assets, which divestitures could lead to charges against earnings and may expose us to additional liabilities and risks. Any strategic transaction might not strengthen our competitive position, may increase some of our risks, and may be viewed negatively by our end customers, partners or investors. Even if we successfully complete a strategic transaction, we may not be able to effectively integrate the acquired business, technology, systems, control environment, products, personnel, or operations into our business or global tax structure. We may experience unexpected changes in how we are required to account for strategic transactions pursuant to accounting principles generally accepted in the United States (GAAP).and may not achieve the anticipated benefits of any strategic transaction. We may incur unexpected costs, claims or liabilities that we incur during the strategic transaction or that we assume from the acquired company, or we may discover adverse conditions post-acquisition for which we have limited or no recourse.

Downturns or volatility in general economic conditions, including as a result of the COVID-19 pandemic or any future pandemics, or international hostilities, such as the conflict between Russia and Ukraine, could have a material adverse effect on our business, financial condition and results of operations.

Our revenue and gross margin depend significantly on general economic conditions and the demand for products in the markets in which our end customers compete. Weaknesses in the global economy and financial markets, including the impact from the ongoing COVID-19 pandemic or global conflicts, such as the current conflict between Ukraine and Russia, may in the future lead to lower demand for end customers’ products that incorporate our products, particularly in the semiconductor and battery powered IoT endpoint devices markets. A decline in end-user demand will adversely impact our end customers’ demand for our products and can affect the ability of our end customers to obtain credit and otherwise meet their payment obligations and the likelihood of our end customers canceling or deferring existing orders. Our business, financial condition and results of operations could be negatively affected by a decline in end-user demand caused by weaknesses in the global economy and financial markets. Volatile and/or uncertain economic conditions, including increased inflation rates, can adversely impact revenue and gross margin and make it difficult for us to accurately forecast and plan our future business activities. To the extent expected favorable economic conditions do not materialize or take longer to materialize than expected, we may face an oversupply of our products and have excess inventory, which could result in lower demand, lower ASP, lower gross margin and charges for excess and obsolete inventory. Conversely, if we underestimate end customer demand, we may fail to meet end customer needs, which could impair our end customer relationships and future sales orders. In addition, any disruption in the credit markets, including as a result of the current COVID-19 pandemic and the current conflict between Ukraine and Russia could impede our access to capital. If we have limited access to additional financing sources, we may be required to defer capital expenditures or seek other sources of liquidity, which may not be available to us on acceptable terms or at all. Similarly, if our suppliers face challenges in obtaining credit or other financial difficulties, they may be unable to provide the materials we need to manufacture our products. Additionally, global economic conditions, including those affected by COVID-19 and the conflict between Ukraine and Russia, or any future pandemics or geopolitical conflicts, could make it difficult for our end customers and suppliers to forecast and plan future business activities and could cause global businesses to defer or reduce spending on our products or increase the costs of manufacturing our products. All of these factors related to global economic conditions, which are beyond our control, could adversely impact our business, financial condition and results of operations.

The ongoing COVID-19 pandemic has disrupted and will likely continue to disrupt normal business activity and may adversely impact our business, financial condition and results of operations.

The global spread of COVID-19 and the efforts to control it have disrupted, and reduced the efficiency of, normal business activities in much of the world. The pandemic resulted in authorities around the world implementing numerous unprecedented measures such as travel restrictions, quarantines, shelter in place orders, and factory and office shutdowns. These measures have impacted, and will likely continue to impact, our workforce and operations, and those of our end customers, contract manufacturers, suppliers and logistics providers. We have experienced, and expect to continue to experience, some disruptions to parts of our global semiconductor supply chain, including procuring necessary components and inputs, such as wafers and substrates, in a timely fashion, with suppliers increasing lead times or placing products on allocation and raising prices. In addition, disruptions to commercial transportation infrastructure have increased delivery times for materials and component, transfers of our products to our key suppliers and, in some cases, could affect our ability to timely ship our products to end customers. As a result of these supply chain disruptions, we may be required to increase end customer order lead times and place some products on allocation. These factors may limit our ability to fulfill orders and we may be unable to satisfy all of the demand for our products, which may adversely affect our relationships with our end customers.

Continuation of governmental restrictions, continued spread of the virus (including the emergence of vaccine-resistant variants) or prolonged disruption in global markets may result in:

•	a global economic recession or depression that could significantly reduce demand and/or prices for our products;

•	reduced productivity in our product development, operations, marketing, sales, and other activities, and delays in the delivery of our products;

•	disruptions to our supply chain;

•	disruptions in the qualification and testing of our products in our end customers’ systems;

•	increased costs resulting from individuals working from home or from our efforts to mitigate the impact of the COVID-19 pandemic;

•	reduced access to financing to fund our operations due to a deterioration of credit and financial markets; or

•	higher rate of losses on our accounts receivables due to credit defaults or financial difficulties of our end customers.

The impact of the COVID-19 pandemic continues to evolve and its duration and ultimate disruption to our business, the overall demand for our products and the related financial impact, as well as any similar disruptions that may result from any future pandemic, epidemic or other outbreak of infectious disease, will depend on future developments, which are highly uncertain and cannot be predicted. In addition, given the inherent uncertainty surrounding COVID-19 due to rapidly changing governmental directives, in particular in the PRC where the government has recently implemented new lockdowns, public health challenges and economic disruption, the potential impact that the COVID-19 pandemic could have on the other risk factors described in this “Risk Factors” section remains unclear.

Risks Related to Our Reliance on Third Parties

We have no manufacturing capabilities of our own. We are a fabless company, meaning that we do not own a semiconductor foundry, and we rely on a single third-party supplier for the fabrication of semiconductor wafers and on a limited number of suppliers of other materials, and the failure of any of our suppliers to provide us with wafers and other materials on a timely basis would harm our business, financial condition and results of operations.

We rely heavily on TSMC, which is the only producer of semiconductor wafers that are used in our products. We depend solely on TSMC for our semiconductor wafer production and, if TSMC suspends operations, our ability to manufacture our products could be materially impaired. Furthermore, any disruption in operations at TSMC could adversely affect our ability to meet end customer demand in a timely manner, or at all, which would lead to a reduction in our revenue and may adversely affect our reputation, end customer relationships and future sales orders, potentially resulting in longer-term harm to our business. In addition, TSMC and our other suppliers are located in Taiwan or China, which presents additional risks. See the section “—Risks Related to the Markets We Operate in and the Regulatory Landscape of Our Business”.

In addition to TSMC, we purchase a number of key material and components used in the manufacture of our products from single or limited suppliers. We depend predominantly on TSMC and other assembly and testing providers to meet our production needs as we do not have these or any other manufacturing capabilities internally. These suppliers, including TSMC, are in great demand and the lead-time to expand capacity could be long. From time to time, including the significant worldwide increase in semiconductor demand during the COVID-19 pandemic, we have encountered shortages and delays in obtaining wafers at desired specifications and other components and materials and price increases, and we may encounter additional shortages and delays in the future. If we cannot supply our products due to a lack of components, including semiconductor wafers, or are unable to source materials from other suppliers or to redesign products with other components in a timely manner, our business will be significantly harmed.

We do not have long-term contracts with any of our suppliers and third-party manufacturers. As a result, any such supplier or third-party manufacturer can discontinue supplying wafers, components or materials to us at any time and without penalty. Moreover, we depend on the quality of such wafers, and other components and materials supplied by such suppliers and third-party manufacturers, over which we have limited control. Any one or more of our suppliers may become financially unstable as the result of global market conditions and geopolitical developments. Moreover, our suppliers’ abilities to meet our requirements could be impaired or interrupted by factors beyond their control, such as natural disasters or other disruptions. In the event that any one or more of our suppliers is unable or unwilling to deliver us products and we are unable to identify alternative sources of supply for such materials or components on a timely basis, our business, financial condition and results of operations may be adversely affected. In addition, even if we identify any such alternative sources of supply, we could experience delays in testing, evaluating and validating materials or products of potential alternative suppliers or products we obtain through outsourcing. Qualifying new contract manufacturers, and specifically semiconductor foundries, is time consuming and might result in unforeseen manufacturing and operations problems. Furthermore, financial or other difficulties faced by our suppliers, or significant changes in demand for the components or materials they use in the products they supply to us, could limit the availability of those products, components or materials to us. We are also subject to potential delays in the development by our suppliers of key components which may affect our ability to introduce new products. Any of these challenges or delays could damage our relationships with our end customers, adversely affect our reputation and adversely affect our business, financial condition, results of operations and our ability to grow our business.

Our dependence on TSMC as our sole supplier of wafers exposes us to certain political, social and economic risks that may harm our business.

Deterioration in the political, social, business or economic conditions in the jurisdictions in which TSMC or other suppliers operate could slow or halt product shipments or disrupt our ability to manufacture, package, test or post-process products. In response, we could be forced to transfer our manufacturing, packaging, testing and post-processing activities to more stable, and potentially more costly, regions or find alternative suppliers. In particular, because we source all of our wafers from TSMC, located in Taiwan, our supply of wafers and other critical components may be materially and adversely affected by diplomatic, geopolitical and other developments affecting the relationship between China and Taiwan. Since 1949, Taiwan and the Chinese mainland have been separately governed. Although significant economic and cultural relations have been established between Taiwan and mainland China in recent years, the People’s Republic of China (PRC) has refused to renounce the use of military force to gain control over Taiwan. There can be no assurances that relations between Taiwan and mainland China will not deteriorate, particularly in light of ongoing tensions between China and the United States and Taiwan. Any such developments could materially and adversely affect our business, financial condition and results of operations.

If we encounter sustained yield problems or other delays at our third-party wafer fabrication facilities or in the final assembly and test of our products, we may lose revenue and damage our end customer relationships.

The manufacture of our products, including the fabrication of semiconductor wafers, and the assembly and testing of our products, involve highly complex processes. For example, minute levels of contaminants in the manufacturing environment, difficulties in the wafer fabrication process or other factors can cause a substantial portion of the components on a wafer to be nonfunctional. These problems may be difficult to detect at an early stage of the manufacturing process and often are time-consuming and expensive to correct. From time to time, we have experienced problems achieving acceptable yields at our third-party wafer fabrication suppliers, resulting in delays in the availability of components. Moreover, an increase in the rejection rate of products during the quality control process before, during or after manufacture and/or shipping of such products, results in lower yields and margins. In addition, changes in manufacturing processes required as a result of changes in product specifications, changing end customer needs and the introduction of new products have historically significantly reduced our manufacturing yields, resulting in low margins on those products. Poor manufacturing yields over a prolonged period of time could adversely affect our ability to obtain the supplies needed to deliver our components on a timely basis and harm our relationships with end customers, which could materially and adversely affect our business, financial condition and results of operations.

Raw material and engineered material availability and price fluctuations have in the past and may in the future increase the cost of our products, impact our ability to meet customer commitments, and may adversely affect our business, financial condition and results of operations.

The cost of raw and engineered materials is a key element in the cost of our products. Our inability to offset material price inflation through increased prices or improved productivity could adversely affect our business, financial condition and results of operations. Many major components, product equipment items, engineered materials, and wafers are procured or subcontracted on a single or sole-source basis. It is difficult to predict what effects shortages or price increases may have in the future. Our inability to fill our supply needs would jeopardize our ability to ship our products to our end customers on time and in the quantity required, which could, in turn, result in reduced sales and revenue and damage to our end customer relationships and future sales orders. Furthermore, increases in the price of silicon wafers, testing costs, and commodities, which would result in increased production costs may result in a decrease in our gross margins. Moreover, our suppliers may pass the increase in engineered materials, raw materials and commodity costs to us which would further reduce the gross margin of our products. In addition, global market trends, such as a shortage of capacity to fulfill our fabrication needs, also may increase our raw material costs and thus decrease our gross margin.

We may be subject to warranty claims and other costs related to our products.

In general, we warrant our products for one year from the delivery of the product against non-conformance to our specifications and certain other flaws. Because our products, including hardware, software, and intellectual property cores, are highly complex and increasingly incorporate advanced technology, our quality assurance programs and those of our third party test providers may not detect all flaws, whether specific manufacturing flaws affecting individual components or systematic flaws affecting numerous shipments. Inability to detect a flaws could result in a diversion of our engineering resources from component development efforts, increased engineering expenses to remediate the flaws, and increased costs due to end customer accommodation or inventory impairment charges. On occasion, we have also repaired or replaced certain components, made software fixes, reimbursed end customers for reasonable out-of-pocket production cost caused by an issue in our product or refunded the purchase price or license fee paid by our end customers due to component or software flaws. Our insurance may be unavailable or inadequate to protect against these issues. If there are significant component flaws, the costs to remediate such flaws, net of reimbursed amounts from our vendors, if any, or to resolve warranty claims, would adversely affect our reputation, which would negatively impact our business, financial condition and results of operations.

Our revenue could be materially impacted by the failure of other component suppliers to deliver required parts needed in the final assembly of our end customers’ end products.

The products we supply to our end customers are typically only a portion of the many components our end customers source from multiple suppliers in order to complete the final assembly of an end product. If one or more of these other component suppliers are unable to deliver to end customers components needed to assemble end products, our end customers may delay, or ultimately cancel, their orders from us.

Risks Related to the Markets We Operate in and the Regulatory Landscape of Our Business

The PRC government has significant oversight of our PRC subsidiaries’ business conduct; such oversight could result in a material change in our business, financial condition and results of operations and the price of our common stock or could significantly limit our ability to offer or continue to offer common stock or other securities to investors and cause the price of such securities to significantly decline.

The PRC government has significant oversight over our PRC subsidiaries’ business conduct and may intervene or influence our operations in mainland China at any time as the PRC government deems appropriate to further its regulatory, political and societal goals, which may result in a material adverse effect on our business, financial condition or results of operations. The PRC government has published policies that significantly affect certain industries other than ours, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (M&A Rules), adopted by six PRC regulatory agencies in 2006 and amended in 2009, require any offshore special purpose vehicle that is controlled by PRC companies or individuals and formed for the purpose of seeking a public listing on an overseas stock exchange through acquisition of PRC domestic companies to obtain the approval of the China Securities Regulatory Commission (CSRC) prior to the listing and trading of its securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by any such special purpose vehicle seeking CSRC’s approval of overseas listings. We understand that under the current PRC laws, regulations and rules, the CSRC’s approval is not required for the listing and trading of the securities on                  in the context of this offering, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this prospectus are subject to this regulation, (ii) our company is not controlled by PRC companies or individuals, and (iii) we have established our PRC subsidiaries by means of direct investment and not by acquisitions. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules and the CSRC approval requirement.

On December 24, 2021, the CSRC published the Administration Provisions and the Measures, which are now open for public comment. The Administration Provisions provide for a general filing regulatory framework, and the Measures set out more detailed terms and procedures of the filing requirements. Pursuant to the Administration Provisions and the Measures, domestic companies that apply for offerings and listings in an overseas market in the name of an offshore entity are required to, among others, file and report to the CSRC, provided that: (i) the total assets, net assets, revenue or profits of the PRC operating entity of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period and (2) the senior managers in charge of business operation and management of the issuer are mostly PRC citizens or have habitual residence in the PRC, and its main places of business are located in the PRC or main business activities are conducted in the PRC. According to questions and answers published by the CSRC on December 24, 2021, the new rules, as drafted, would not be applied retrospectively, and would only be applied to new listings and refinancing by existing overseas listed Chinese companies. Consummation of this offering has not been affected by the draft new rules, as the Administration Provisions and the Measures have not yet come into effect. We understand that even if the Administration Provisions and the Measures take effect as currently drafted, the CSRC’s filing requirements would not be

required for the listing and trading of the securities on                  in the context of this offering, given that our PRC subsidiaries do not account for more than 50% of our consolidated total assets, net assets, revenue or profits, most of our senior managers in charge of business operation and management are not PRC citizens or habitually domiciled in the PRC, and neither our main places of business nor our main business activities are conducted in the PRC. However, uncertainties exist regarding the interpretation of the draft regulations, as well as interpretation of the final form of these regulations and implementation thereof after promulgation.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law (Opinions), which call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. The PRC government has indicated that it may exert more control or influence over offerings of securities conducted overseas. If the PRC authorities attempt to exercise such control or influence through regulation over our PRC subsidiaries, we could be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely, which could adversely affect our results of operations and financial condition. Moreover, any such action could significantly limit our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

Based on our understanding of the current PRC laws and regulations and the proposed drafts of the Administration Provisions and the Measures, our company and PRC subsidiaries are not required to obtain any prior permission under the M&A Rules or the Opinions from any PRC governmental authorities including the CSRC (either under its current rules or the proposed drafts of the Administration Provisions and the Measures, if enacted as currently drafted) for the listing of the securities on                  in connection with this offering, and as of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or any other PRC governmental authorities. However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would agree with our interpretation of the laws and regulations, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or adopt new interpretation of existing rules that would require us to obtain and maintain CSRC or other PRC governmental approvals or complete certain filing procedures for this offering or to otherwise offer our securities to foreign investors. If we do not receive and maintain any such approvals or not duly complete any such filing procedures, incorrectly conclude that such approvals or filing procedures are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain such approval or complete such filing procedures in the future, it could significantly limit our ability to offer or continue to offer securities to investors and cause the value of our common stock to significantly decline.

Currently, under the Basic Law of the Hong Kong Special Administrative Region of the PRC (the Basic Law), Hong Kong is self-governed by its own government under the PRC framework of “one country two systems” with a high degree of autonomy under its local constitution. Apart from laws listed in Annex 3 to the Basic Law, which deal with nationality, foreign affairs, national defense and national security matters, PRC laws do not apply to Hong Kong. We cannot assure you, however, that the PRC will maintain the “one country two systems” framework, and the PRC government has sought to influence and may seek to further influence the business conduct of entities organized under the laws of Hong Kong, including our Hong Kong subsidiaries. If the PRC government were to enact laws and regulations in the future that resulted in significant oversight or other restrictions on the conduct of the business of our Hong Kong subsidiaries, it could materially and adversely affect our business, financial condition and results of operations.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in the PRC could adversely affect us.

We generated 60.7% of our revenue in mainland China for the year ended December 31, 2021. Our operations in mainland China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since the PRC legal system continues to rapidly evolve, the interpretations of many laws and regulations are not always uniform and enforcement of these laws and regulations involves uncertainties. In addition, any new PRC laws or changes in PRC laws and regulations related to, among other things, foreign investment and manufacturing in the PRC could have a material adverse effect on our business and our ability to operate our business in mainland China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in mainland China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in more developed legal systems. These uncertainties may impede our ability to enforce contracts in the PRC and could materially and adversely affect our business, financial condition and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights and any failure to quickly respond to changes in the regulatory environment in the PRC could adversely affect our business and impede our ability to continue our operations in mainland China and proceed with our future business plans in mainland China.

We are a global company, which subjects us to additional business risks, including logistical and financial complexity, political instability and currency fluctuations.

We have established international subsidiaries and have opened offices in international markets to support our activities in Asia, the Americas and Europe, and we expect to continue to conduct business with companies that are located outside the United States, particularly in Asia. This has included the establishment of offices in Taiwan and China for non-U.S. operations. We purchase wafers from foreign entities, have our products assembled and tested by subcontractors located in Asia, and supply our products to end customers located outside of the United States. Even end customers of ours that are based in the United States often use contract manufacturers based in Asia to manufacture their products, and these contract manufacturers typically purchase products directly from us. We derived 66.4% and 94.5% of our revenue for the years ended December 31, 2021 and 2020, respectively, from sales to end customers outside of the United States and 60.7%, and 85.2%, respectively, from end customers located in China. Our international operations are subject to a number of risks, including:

•	Complexity and costs of managing international operations and related tax obligations, including for our offices outside of the United States;

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Trade tensions, geopolitical uncertainty, or governmental actions, including those arising from the trade dispute between the United States and China, may lead non-U.S. end customers to favor products from non-U.S. companies which could put us at a competitive disadvantage and result in decreased end customer demand for our products and our end customers’ products;

•	Restrictions or tariffs imposed on certain countries and sanctions or export controls imposed on end customers or suppliers may affect our ability to sell and source our products;

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Potential political, legal and economic instability, armed conflict, and civil unrest in the countries in which we and our end customers are located, including instability caused by the conflict between Ukraine and Russia;

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Unanticipated restrictions on our ability to sell to foreign end customers where sales of products and the provision of services may require export licenses or are prohibited by government action, unfavorable foreign exchange controls and currency exchange rates;

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Public health crises, such as the COVID-19 pandemic, may affect our international operations, suppliers and end customers and we may experience delays in development, a decreased ability to support our end customers and reduced design win activity if the travel restrictions or business shutdowns or slowdowns continue for an extended period of time in any of the countries in which we, our suppliers and our end customers operate and do business;

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Uncertainties related to the enforcement of intellectual property rights in various jurisdictions, including any intellectual property rights that we may license to Taiwanese or Chinese entities, including any joint ventures we may form;

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Multiple, conflicting and changing tax and other laws and regulations that may impact both our international and domestic tax and other liabilities and result in increased complexity and costs, including the impact of the Tax Cuts and Jobs Act, which we expect to increase our effective tax rate, in part due to the impact of the requirement to capitalize and amortize foreign research and development expenses that commenced in 2022;

•	Longer sales cycles and greater difficulty in accounts receivable collection and longer collection periods;

•	Difficulties in enforcing contracts generally;

•	High levels of distributor inventory subject to price protection and rights of return to us;

•	Greater difficulty in hiring and retaining qualified personnel; and

•	The need to have business and operations systems that can meet the needs of our business growth and international business and operating structure.

To date, substantially all of our revenue and purchases of components have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive for our non-U.S. end customers to purchase, thus rendering our products less competitive. Similarly, a decrease in the value of the U.S. dollar could reduce our buying power with respect to non-U.S. suppliers.

We are subject to government regulation, including import, export and economic sanctions laws and regulations that may expose us to liability and increase our costs or that may prohibit us from selling our products to specific targeted entities, such as Huawei.

Our products are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations (EAR), U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. These regulations may limit the export of our products and technology, and provision of services outside of the United States, or may require export authorizations, including by license, a license exception, or other appropriate government authorization. Exports of our products and technology must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be adversely affected through reputational harm, government investigations, penalties, or denial or curtailment of our ability to export our products and technology. Although we take precautions to prevent our products and technology from being provided in violation of such laws, our products and technology may have previously been, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take. In addition, changes in our products or changes in applicable export or import laws and regulations may create delays in the introduction and sale of our products and products in international markets, prevent our end customers from deploying our products or, in some cases, prevent the export or import of our products to certain countries, governments or persons or entities altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of our products, or in our decreased ability to export or sell our products to existing or potential end customers. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.

Export control and economic sanctions laws may also include prohibitions on the sale or supply of certain of our products to specific targeted entities, or embargoed or sanctioned countries (including their governments, entities organized under their laws, and residents). For example, our largest end customer is Huawei, which accounted for approximately 34.8% of our revenue during 2021 and is designated on the Entity List administered by the U.S. Department of Commerce Bureau of Industry and Security. Consequently, our sales to Huawei are subject to a license requirement from the U.S. Government for all items subject to the licensing jurisdiction of the EAR. To date, our sales to Huawei have been authorized pursuant to licenses granted by the U.S. Government, which require among other things that our products not be used in 5G-compatible devices. If we fail to comply with the terms of these licenses, we and certain of our employees could be adversely affected through reputational harm, government investigations, penalties, or denial or curtailment of our ability to export our products and technology in the future. Moreover, such licenses could be revoked or amended by the U.S. Government at any time, and there is no guarantee that the U.S. Government will authorize future sales to Huawei of existing or new products. Further, we may lose business opportunities as Huawei (or other non-U.S. end customers affected by future U.S. export control measures or trade sanctions) may respond to U.S. export controls and trade sanctions by developing their own alternative products to replace our products or by purchasing products from non-U.S. competitors.

In addition, our association with Huawei or other end customers that are or become subject to U.S. regulatory scrutiny or export restrictions could subject us to actual or perceived reputational harm among current or prospective investors, suppliers or end customers, customers of our end customers, other parties doing business with us, or the general public. Any such reputational harm could result in the loss of investors, suppliers or end customers, which could harm our business, financial condition and results of operations.

Our failure to comply with the Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws, and applicable trade control laws could subject us to penalties and other adverse consequences.

We have extensive international operations and a substantial portion of our business, particularly with respect to our manufacturing, assembly and testing processes, is conducted outside of the United States. Our operations are subject to the U.S. Foreign Corrupt Practices Act (FCPA), as well as the anti-corruption and anti-bribery laws in the countries where we do business. The FCPA prohibits covered parties from offering, promising authorizing or giving anything of value, directly or indirectly, to a “foreign government official” with the intent of improperly influencing the official’s act or decision, inducing the official to act or refrain from acting in violation of lawful duty, or obtaining or retaining an improper business advantage. The FCPA also requires publicly traded companies to maintain records that accurately and fairly represent their transactions, and to have an adequate system of internal accounting controls. In addition, other applicable anti-corruption laws prohibit bribery of domestic government officials, and some laws that may apply to our operations prohibit commercial bribery, including giving or receiving improper payments to or from non-government parties, as well as so-called “facilitation” payments. Though we maintain policies, internal controls and other measures reasonably designed to promote compliance with applicable anti-corruption and anti-bribery laws and regulations, and certain safeguards designed to ensure compliance with U.S. trade control laws, our employees or agents may nevertheless engage in improper conduct for which we might be held responsible. Any violations of these anti-corruption or trade control laws, or even allegations of such violations, can lead to an investigation and/or enforcement action, which could disrupt our operations, cause significant management distraction, and lead to significant costs and expenses, including legal fees. If we, or our employees or agents acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, delisting from securities exchanges and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our reputation and our stock price could be adversely affected if we become the subject of any negative publicity related to actual or perceived violations of anti-corruption, anti-bribery or trade control laws and regulations.

Techniques employed by short sellers may drive down the market price of our common stock.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies with significant operations in China have been the subject of short selling in the past. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our common stock could be greatly reduced or even rendered worthless.

Risks Related to Our Financial Performance

Our quarterly revenue and operating results are difficult to predict accurately and may fluctuate significantly from period to period. As a result, this could prevent us from meeting our own guidance or expectations of securities analysts or investors.

We operate in a highly dynamic industry and our future operating results could be subject to significant fluctuations, particularly on a quarterly basis. Our quarterly revenue and operating results have fluctuated significantly in the past and may continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. Although some of our end customers, for example those in the wearables market, provide us with forecasts of their future requirements for our products, a significant percentage of our revenue in each quarter is dependent on sales that are booked and shipped during that quarter. As a result, accurately forecasting our operating results in any quarter is difficult. If our operating results do not meet the expectations of securities analysts and investors, our stock price would likely decline. Additional factors that can contribute to fluctuations in our operating results include:

•	the rescheduling, increase, reduction or cancellation of significant end customer orders;

•	the timing of end customer qualification of our products and commencement of volume sales by our end customers of systems that include our products;

•	the timing and amount of research and development and sales and marketing expenditures;

•	the rate at which our present and future end customers and end users adopt our products in our target end markets;

•	the timing and success of the introduction of new products and technologies by us and our competitors, and the acceptance of our new products by our end customers;

•	our ability to anticipate changing end customer product requirements;

•	our gain or loss of one or more key end customers;

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the availability, cost and quality of wafers and other components that we purchase from third-party vendors and any problems or delays in the fabrication, assembly, testing or delivery of our products;

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the availability of production capacity at our third-party wafer fabrication facilities or other third-party subcontractors and other interruptions in the supply chain, including as a result of materials shortages, bankruptcies or other causes;

•	changes in the manufacturing, assembly and testing costs of our products, including as a result of inflationary pressures;

•	fluctuations in manufacturing yields;

•	the changes in our product mix or end customer mix;

•	competitive pressures resulting in lower than expected ASPs;

•	the timing of expenses related to the acquisition of technologies or businesses;

•	product rates of return or price concessions in excess of those expected or forecasted;

•	the emergence of new industry standards;

•	product obsolescence;

•	unexpected inventory write-downs or write-offs;

•	costs associated with litigation over intellectual property rights and other litigation;

•	the length and unpredictability of the purchasing and budgeting cycles of our end customers;

•	loss of key personnel or the inability to attract qualified management, technical, marketing and financial personnel;

•	the quality of our products and any remediation costs;

•	adverse changes in economic conditions in various geographic areas where we or our end customers do business;

•	the general industry conditions and seasonal patterns in our target end markets, including the end user IoT market;

•	political developments related to China or Taiwan;

•	other conditions affecting the timing of end customer orders or our ability to fill orders of end customers including end customers subject to export control or U.S. economic sanctions; and

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geopolitical events, such as the current conflict between Ukraine and Russia, threat of war or terrorist actions, or the occurrence of pandemics, epidemics or other outbreaks of disease, including the current COVID-19 pandemic, or natural disasters, and the impact of these events on the factors set forth above.

We may experience a delay in generating or recognizing revenue for a number of reasons. Open orders at the beginning of each quarter are typically lower than expected revenues for that quarter and are generally cancelable or reschedulable with minimal notice. Accordingly, we depend on obtaining orders during each quarter for shipment in that quarter to achieve our revenue objectives and failure to fulfill such orders by the end of a quarter may adversely affect our operating results. Furthermore, we generally rely on end customers issuing purchase orders to buy our products rather than long-term supply contracts. In addition, we maintain a small infrastructure of facilities and human capital in several locations around the world and have a limited ability to reduce the expenses. Because we base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing forecasted revenue or changes in levels of our end customers’ forecasted demand could materially and adversely impact our business, financial condition and results of operations. Due to our limited ability to reduce expenses, in the event our revenue declines, or our revenue does not meet our expectations, it is likely that in some future quarters our operating results will decrease from the previous quarter or fall below the expectations of securities analysts and investors. As a result of these factors, our operating results may vary significantly from quarter to quarter. For the years ended December 31, 2021 and 2020, our revenue was $91.0 million and $51.0 million, respectively. Accordingly, we believe that period-to-period comparisons of our results of operations should not solely be relied upon as indications of future performance.

Our ability to raise capital in the future may be limited and could prevent us from executing our growth strategy.

Our ability to operate and expand our business depends on the availability of adequate capital, which in turn depends on cash flow generated by our business and the availability of borrowing through debt and equity markets or other applicable financing arrangements. We believe that our existing cash resources and anticipated cash received from sales of our products, together with the net proceeds from this offering, will be sufficient to finance our continued operations, growth strategy, planned capital expenditures and the additional expenses we expect to incur as a public company for at least the next 12 months. However, we have based this estimate on our current operating plans and expectations, which are subject to change, and we cannot assure you that our resources will be sufficient to meet our future liquidity needs. We may require additional capital to respond to business opportunities, challenges, acquisitions or other strategic transactions and/or unforeseen circumstances. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	market acceptance of our products;

•	the need to adapt to changing technologies and technical requirements;

•	the existence of opportunities for expansion; and

•	access to and availability of sufficient management, technical, marketing and financial personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations and our ability to incur additional debt or engage in other capital-raising activities. We have not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow and support our business and respond to business opportunities and challenges could be significantly limited.

We could be subject to changes in tax rates or the adoption of new tax legislation, whether in or out of the United States, or could otherwise have exposure to additional tax liabilities, which could adversely affect our business, financial condition and results of operations.

As a multinational business, we are subject to income and other taxes in both the United States and various non-U.S. jurisdictions. Changes to tax laws or regulations in the jurisdictions in which we operate, or in the interpretation of such laws or regulations, could significantly increase our effective tax rate and reduce our cash flow from operating activities, and otherwise have a material adverse effect on our financial condition. In addition, other factors or events, including business combinations and investment transactions, changes in the valuation of our deferred tax assets and liabilities, adjustments to taxes upon finalization of various tax returns or as a result of deficiencies asserted by taxing authorities, increases in expenses not deductible for tax purposes, changes in available tax credits, changes in transfer pricing methodologies, other changes in the apportionment of our income and other activities among tax jurisdictions, and changes in tax rates, could also increase our effective tax rate. Our tax filings are subject to review or audit by the U.S. Internal Revenue Service (the IRS) and state, local and non-U.S. taxing authorities. We exercise significant judgment in determining our worldwide provision for taxes and, in the ordinary course of our business, there may be transactions and calculations where the proper tax treatment is uncertain. We may also be liable for taxes in connection with businesses we acquire. Our determinations are not binding on the IRS or any other taxing authorities, and accordingly the final determination in an audit or other proceeding may be materially different than the treatment reflected in our tax provisions, accruals and returns. An assessment of additional taxes because of an audit could have a material adverse effect on our business, financial condition and results of operations. Further changes in the tax laws of non-U.S. jurisdictions could arise, in particular, as a result of the base erosion and profit shifting project that was undertaken by the Organization for Economic Co-operation and Development (the OECD). The OECD, which represents a coalition of member countries, recommended changes to numerous long-standing tax principles. These changes, if adopted, could increase tax uncertainty and may adversely affect our provision for income taxes and increase our tax liabilities.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2021, we had federal and state net operating loss (NOLs) carryforwards of approximately $136.4 million. Under current law, our NOLs generated in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs in tax years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the federal law. In addition, under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended (the Code), if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of this offering and/or subsequent shifts in our stock ownership (some of which may be outside our control). As a result, our ability to use our pre-change NOLs and tax credits to offset post-change taxable income, if any, could be subject to limitations. Similar provisions of state tax law may also apply. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Risks Related to Our Intellectual Property

If we are unable to obtain, maintain and enforce patent protection for our current and future proprietary technology and inventions, or if the scope of the patent protection obtained is not sufficiently broad, our ability to compete successfully and our business, financial condition and results of operations could be adversely impacted.

We seek to protect our proprietary technology and inventions, particularly those relating to the design of our products, through the use of patents. As of March 31, 2022, we owned 34 issued U.S. patents (with expiration dates between 2033 and 2040), 9 pending U.S. patent applications, 8 pending foreign patent applications, and 3 Patent Cooperation Treaty applications. Maintenance of patent portfolios, particularly outside of the U.S., is expensive, and the process of seeking patent protection is lengthy and costly. While we intend to maintain our current portfolio of patents and to continue to prosecute our currently pending patent applications and file future patent applications when appropriate, the value of these actions may not exceed their expense. Existing patents and those that may be issued from any pending or future applications may be subject to challenges, invalidation or circumvention, and the rights granted under our patents may not provide us with meaningful protection or any commercial advantage. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Our existing issued and granted patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing technology.

Although we enter into confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, consultants, service providers, and third parties with whom we have strategic relationships and business alliances, any of these parties could breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection and prevent competitors from using our technology. In addition, the protection afforded under the patent laws of one country may not be the same as that in other countries. This means, for example, that our right to exclusively commercialize a product in those countries where we have patent rights for that product can vary on a country-by-country basis. We also may not have the same scope of patent protection in every country where we do business. Additionally, it is difficult and costly to monitor the use of our intellectual property. It may be the case that our intellectual property is already being infringed, misappropriated, or otherwise violated, and infringement, misappropriation or other violations of our intellectual property may occur in the future without our knowledge. The difficulty and failure to identify any violations of our intellectual property rights could materially and adversely affect our business, financial condition and result of operations and hurt our competitive advantage.

Significant litigation over intellectual property in our industry may cause us to become involved in costly and lengthy litigation which could adversely affect our business, financial condition and results of operations.

The semiconductor industry has experienced significant litigation involving patents and other intellectual property rights. From time to time, third parties, including non-practicing entities, allege intellectual property infringement by our products, our licensors’ intellectual property, our end customers’ products, or products using technologies or communications standards used in our industry. We periodically receive notices that claim we have infringed, misappropriated or otherwise violated other parties’ intellectual property rights. For example, in May 2017, we received a letter from AmbitMicro Technology Limited (AmbitMicro) alleging a potential trademark conflict in China. We successfully pursued invalidation of the AmbitMicro trademark based on its prior use. In September 2020, the Beijing IP court ruled in our favor in the Declaration of Invalidity Decision against AmbitMicro regarding the disputed trademark. As we gain greater public recognition, we may face a higher risk of being the subject of intellectual property claims. Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit, and some of our competitors have, and will in the future have, extensive portfolios of issued patents. Any intellectual property claims against us, with or without merit, could be time consuming and expensive to settle or litigate and could divert the attention of our management and scientific personnel. Many potential litigants, including some of our competitors and patent holding companies, have the ability to dedicate substantial resources to enforcing their intellectual property rights. If such parties were to assert their intellectual property rights against us, even if we believe we would have defenses against any such assertion, there can be no assurance that any such defenses will be successful.

Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could adversely affect our ability to commercialize our proprietary technology. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent or find that our proprietary technology did not infringe any such claims. As discussed above, the outcome of litigation under the laws of foreign jurisdictions is similarly uncertain. Further, even if we were successful in defending against any such claims, such claims could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business. Any claims successfully brought against us could subject us to significant liability for damages, which could include treble damages and attorneys’ fees if we are found to willfully infringe a third party’s patent, and we may be required to stop using technology or other intellectual property alleged to be in violation of a third party’s rights.

We also receive communications from end customers or suppliers requesting indemnification for allegations brought against them by third parties. Some of these allegations have resulted, and may result in the future, in our involvement in litigation. We have certain contractual obligations to defend and indemnify our end customers from certain infringement claims.

Legal proceedings initiated by us to protect our intellectual property rights could also result in counterclaims or countersuits against us, such as claims asserting that our patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties also may raise similar validity claims against our patents before the USPTO in post-grant proceedings such as ex parte reexaminations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For the patents and patent applications that we have licensed, we may have limited or no right to participate in the defense of any licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future proprietary technologies. Such a loss of patent protection could materially and adversely impact our business, financial condition and results of operations.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could materially and adversely affect the trading price of our common stock. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors or other third parties may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Litigation or other legal proceedings relating to intellectual property claims can be complex and could distract our scientific and management personnel from their normal responsibilities. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our business, financial condition and results of operations.

Any litigation, regardless of its outcome or merit, could be time-consuming and expensive to resolve and could divert our management’s time and attention. Intellectual property litigation also could force us to take specific actions, including:

•	Cease using, selling or manufacturing certain products, services or processes;

•	Attempt to obtain a license, which license may require the payment of substantial royalties or may not be available on reasonable terms or at all;

•	Incur significant costs, time delays and lost business opportunities to develop alternative non-infringing technologies or redesign products; or

•	Pursue legal remedies with third parties to enforce our indemnification rights, which may not adequately protect our interests.

There is a risk that our trade secrets, know-how and other proprietary information will be stolen, used in an unauthorized manner, or compromised, which could materially and adversely affect our business, financial condition and results of operations.

In addition to the protection afforded by patents, we rely on trade secret protection and contractual arrangements to protect our proprietary know-how, information and technology that is not covered by our patents. Our trade secrets, know-how and other proprietary information may be stolen, used in an unauthorized manner, or compromised through a direct intrusion by private parties or foreign actors, including those affiliated with or controlled by state actors, through cyber intrusions into our computer systems, physical theft through corporate espionage or other means, or through more indirect routes, including by joint venture partners, licensees that do not honor the terms of the license, potential licensees that were ultimately not licensed, or other parties reverse engineering our products, components or processes.

We generally enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with service providers and other third parties, including those with whom we have strategic relationships and business alliances. Despite the contractual provisions employed, no assurance can be given that these agreements will be effective in controlling access to our proprietary information and trade secrets, and the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors or other third parties, are inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our confidential information, trade secrets, and proprietary technologies, and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets, or proprietary technology. Further, these agreements do not prevent our competitors or others from independently developing products that are substantially equivalent or superior to ours. In addition, others may independently discover our trade secrets, and, in such cases, we may not be able to assert any trade secret rights against such parties. Any of the foregoing factors could materially and adversely affect our business, financial condition and results of operations.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest, and our competitive position may be harmed.

Our registered or unregistered trademarks or trade names in the United States and in foreign jurisdictions may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks, and our current and future trademark applications may not be allowed or may subsequently be opposed. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential end customers. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, and we may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or end customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Moreover, effective trademark protection may not be available or may not be sought in every country in which our products are made available, in every market in which we operate, and contractual disputes may affect the use of marks governed by private contract. Our efforts to enforce or protect our proprietary rights related to trademarks and trade names may be ineffective and could result in substantial costs and diversion of resources and could materially adversely affect our business, financial condition and results of operations.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at other companies in our field, including our competitors or potential competitors, and many of our consultants are currently or were previously engaged by these companies. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may in the future be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. In addition, any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which would have a material adverse effect on our business, financial condition and results of operations. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and scientific personnel.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties or defend claims that they may bring against us to determine the ownership of what we regard as our intellectual property. Furthermore, individuals executing agreements with us may have preexisting or competing obligations to a third party, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. Disputes about the ownership of intellectual property that we may own could materially and adversely affect our business, financial condition and results of operations.

We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies, and other obligations, related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

In the ordinary course of business, we collect, receive, store, transfer, and otherwise process personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, and sensitive third-party data. Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, and consumer protection laws (e.g. Section 5 of the Federal Trade Commission Act). For example, the California Consumer Privacy Act of 2018 (CCPA) imposes obligations on covered companies. These obligations include, but are not limited to, providing specific disclosures in privacy notices and affording California residents with certain rights related to their personal data. The CCPA allows for a statutory fines (up to $7,500 per violation). Additionally, it is anticipated that the California Privacy Rights and Enforcement Act of 2020 (CPRA), which will become effective in most material respects starting on January 1, 2023, will expand the CCPA with additional compliance requirements that may impact our business. Additionally, the CPRA establishes a new California Privacy Protection Agency to implement and enforce the CPRA, which could increase the risk of enforcement.

The enactment of the CCPA has led a wave of similar legislative developments in other states in the U.S., which creates the potential for a patchwork of overlapping but different state laws and could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business, financial condition and results of operations. For example, Virginia passed the Consumer Data Protection Act, Colorado passed the Colorado Privacy Act, and Utah passed the Consumer Privacy Act, all of which become effective in 2023. Many other states are considering proposed comprehensive data privacy legislation and all 50 states have passed some form of legislation relating to privacy or cybersecurity (for example, all 50 states have enacted laws requiring disclosure of certain personal data breaches). At the federal level, the United States Congress is considering various proposals for comprehensive federal data privacy legislation and, while no comprehensive federal data privacy law currently exists, we are subject to applicable existing federal laws and regulations, such as the rules and regulations promulgated under the authority of the Federal Trade Commission, which regulates unfair or deceptive acts or practices, including with respect to data privacy and security. These state statutes, and other similar state or federal laws, may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses.

Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, the European Union’s General Data Protection Regulation (EU GDPR), the United Kingdom’s GDPR (UK GDPR), and China’s Personal Information Protection Law (PIPL) impose strict requirements for the collection, processing and transfer of personal data. For example, under the EU GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to 20 million euros or up to 4% of annual global revenue, whichever is greater. It may also lead to civil litigation, with the risks of damages or injunctive relief. In addition, in January 2021, following its exit from the EU, the UK transposed the GDPR into its domestic law with its own version of the GDPR (combining the GDPR and the UK Data Protection Act of 2018), referred to as the UK GDPR, which currently imposes the same obligations as the GDPR in most material respects and provides for fines of up to 17.5 million British pounds sterling or 4% of global turnover, whichever is greater, for non-compliance. In addition, an actual or asserted violation of the GDPR or UK GDPR could result in regulatory investigations, reputational damage, orders to cease or change our processing of our data, enforcement notices and/or assessment notices (for a compulsory audit). We also may face civil claims, including representative actions and other class action-type litigation.

Similar laws have been proposed in other foreign jurisdictions in which we do business. China’s PIPL shares certain similarities with the GDPR, including extraterritorial application, requirements for data minimization, data localization, and purpose limitation, and obligations to provide certain notices and rights to citizens of the PRC. The PIPL allows for fines of up to 50 million renminbi or 5% of a covered company’s revenue in the prior year.

Both the GDPR and UK GDPR, as well as various other foreign data protection laws, have enacted data localization laws and cross-border personal data transfer laws, which could make it more difficult to transfer information across jurisdictions (such as transferring or receiving personal data that originates in the EU or in other foreign jurisdictions). Existing mechanisms that facilitate cross-border personal data transfers may change or be invalidated. For example, absent appropriate safeguards or other circumstances, the EU GDPR generally restricts the transfer of personal data to countries outside of the European Economic Area (EEA), that the European Commission does not consider to provide an adequate level of data privacy and security, such as the United States. The European Commission released a set of “Standard Contractual Clauses,” (SCCs) that are designed to be a valid mechanism to facilitate personal data transfers out of the EEA to these jurisdictions. Currently, these SCCs are a valid mechanism to transfer personal data outside of the EEA, but there exists some uncertainty regarding whether the SCCs will remain a valid mechanism. Additionally, the SCCs impose additional compliance burdens, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal data. The UK similarly restricts personal data transfers outside of those jurisdictions to countries such as the United States that do not provide an adequate level of personal data protection, and certain countries outside Europe (e.g. China) have also passed or are considering laws requiring local data residency or otherwise impeding the transfer of personal data across borders, any of which could increase the cost and complexity of doing business.

These developments regarding cross-border data transfers have created uncertainty and increased the risk around our international operations and may require us to review and amend the legal mechanisms by which we make or receive personal data transfers to the U.S. and other jurisdictions. We may, among other things, be required to implement additional or different contractual and technical safeguards for any personal data transferred out of the EEA, which may increase compliance costs, lead to increased regulatory scrutiny or liability, may require additional contractual negotiations, may impose operational burdens or limitations, and may materially and adversely impact our business, financial condition and results of operations. If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from Europe or other foreign jurisdictions. The inability to import personal data to the United States and other countries could significantly and negatively impact our business operations including by limiting our ability to collaborate with parties that are subject to such cross-border data transfer or localization laws, or requiring us to increase our personal data processing capabilities and infrastructure in foreign jurisdictions at significant expense. Additionally, we have incurred, and may continue to incur, significant expenses in an effort to comply with privacy, data protection, and cybersecurity standards and protocols imposed by law, regulation, industry standards, or contractual obligations. Publication of our privacy statement and other policies regarding privacy, data protection, and cybersecurity may subject us to investigation or enforcement actions by regulators if those statements or policies are found to be deficient, lacking transparency, deceptive, unfair, or misrepresentative of our practices. We are also bound by contractual obligations related to privacy, data protection, and cybersecurity and our efforts to comply with such obligations may not be successful or may have other negative consequences.

Obligations related to data privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires significant resources and may necessitate changes to our information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. Despite our efforts to comply with all applicable data privacy and security obligations, it is possible that our interpretations of the law, practices, or policies could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such obligations. Moreover, despite our efforts, our personnel or third parties upon whom we rely may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. For example, any failure by a third-party processor to comply with applicable law, regulations, or contractual obligations could result in adverse effects, including inability to or interruption in our ability to operate our business and proceedings against us by governmental entities or others.

If we fail, or are perceived to have failed, to address or comply with data privacy and security obligations, we could face significant consequences. These consequences may include, but are not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar), litigation (including class-related claims), additional reporting requirements and/or oversight, bans on processing personal data, and orders to destroy or not use personal data. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers, inability to process personal data or to operate in certain jurisdictions, limited ability to develop or commercialize our products, expenditure of time and resources to defend any claim or inquiry, adverse publicity, or revision or restructuring of our operations. Even if not subject to legal challenge, the perception of concerns relating to privacy, data protection, or cybersecurity, whether or not valid, could materially and adversely affect our business, financial condition and results of operations.

Our use of open source software could compromise the proprietary nature of our software, or the software we develop for our clients, and expose us to other legal liabilities and technological risks.

Our technology incorporates open source software, and we expect to continue to incorporate open source software in our business in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Certain open source licenses may give rise to requirements to disclose or license our proprietary source code or make available any derivative works or modifications of the open source code on unfavorable terms or at no cost, and we may be subject to such terms if such open source software is combined, linked, or otherwise integrated with our proprietary software in certain ways.

If a third party were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages and required to comply with onerous conditions or restrictions on the use of our proprietary software. In any of these events, we could be required to seek licenses from third parties and pay royalties in order to continue using the open source software necessary to operate our business or we could be required to discontinue use of our website and software in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our website and software, could result in customer dissatisfaction, could allow our competitors to create similar technology with lower development effort and time and may adversely affect our business, financial condition, and results of operations.

Risks Related to Ownership of Our Common Stock

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise could dilute the ownership and voting power of existing stockholders.

As of                 , 2022, we have                 shares of common stock authorized but unissued. In addition, our amended and restated certificate of incorporation authorizes us to issue up to                 shares of preferred stock with such rights and preferences as may be determined by our board of directors. Our amended and restated certificate of incorporation authorizes us to issue shares of common stock or other securities convertible into or exercisable or exchangeable for shares of our common stock from time to time, for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with a financing, an acquisition, an investment, our stock incentive plans or otherwise. Such additional shares of our common stock or such other securities may be issued at a discount to the market price of our common stock at the time of issuance. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our common stock. Any issuance of such securities could result in substantial dilution to our existing stockholders and cause the market price of shares of our common stock to decline.

We do not expect to declare or pay any cash dividends on our common stock for the foreseeable future.

We do not expect to pay cash dividends on our common stock for the foreseeable future. Consequently, investors must rely on sales of their shares of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking dividends should not purchase shares of our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and subject to, among other things, our compliance with applicable law, and depending on, among other things, our business prospects, financial condition, results of operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, the terms of any preferred equity securities we may issue in the future, covenants in the agreements governing our current and future indebtedness, other contractual restrictions, industry trends, the provisions of the DGCL affecting the payment of dividends and distributions to stockholders and any other factors or considerations our board of directors may regard as relevant.

Our management will have broad discretion in the application of the net proceeds from this offering designated for general corporate purposes and may apply such net proceeds to uses that do not increase our market value or improve our operating results.

We intend to use the net proceeds received by us from this offering for research and development, working capital and other general corporate purposes as set forth under “Use of Proceeds.” We may also use a portion of our net proceeds to acquire or invest in complementary businesses, products, services or technologies, though we do not have any agreements or commitments for any significant acquisitions or investments at this time. Other than as described above, we have not reserved or allocated the net proceeds for any specific purpose, and we cannot state with certainty how our management will use the net proceeds from this offering designated for general corporate purposes. Accordingly, our management will have considerable discretion in applying such net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether we are using such net proceeds appropriately. We may use our net proceeds for purposes that do not result in any improvement in our results of operations or increase the market value of our common stock. The failure by our management team to apply the net proceeds from this offering effectively could impair our growth prospects and result in financial losses that could have a material adverse effect on our business, financial condition and results of operations and cause the price of our common stock to decline. Until the net proceeds from this offering designated for general corporate purposes are used, they may be placed in investments that do not produce income or that lose value. Provisions in our amended and restated certificate of incorporation and bylaws will provide and the DGCL contains anti-takeover provisions that could prevent or discourage a takeover.

Provisions in our amended and restated certificate of incorporation and bylaws to be in effect upon the closing of this offering may discourage, delay or prevent an unsolicited merger, acquisition or other change in control of our company that stockholders may consider to be in their best interest, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions include those establishing:

•	a classified board of directors with three-year staggered terms, which may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by, among other things, the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from filling vacancies on our board of directors;

•

the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•

the required approval of the holders of at least two-thirds of the shares of common stock entitled to vote at an election of directors to amend or repeal our bylaws or amend the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

a prohibition on stockholders calling a special meeting and the requirement that a meeting of stockholders may be called only by a majority of our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

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advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at an annual meeting or special meeting of stockholders, which may discourage or delay a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us until the next stockholder meeting or at all.

Our amended and restated certificate of incorporation includes forum selection clauses, which could discourage claims or limit stockholders’ ability to make a claim against us, our directors, officers, other employees or stockholders.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring: (a) any derivative action or proceeding brought on behalf of the Company; (b) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company, to the Company or the Company’s stockholders; (c) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, arising out of or pursuant to any provision of the DGCL or our certificate of incorporation or bylaws; (d) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder), (e) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (f) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. In addition, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Notwithstanding the foregoing, the Securities Act forum selection clause will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. These forum selection clauses may discourage claims or limit stockholders’ ability to submit claims in a judicial forum that they find favorable and may result in additional costs for a stockholder seeking to bring a claim. While we believe the risk of a court declining to enforce these forum selection clauses is low, if a court were to determine a forum selection clause to be inapplicable or unenforceable in an action, we may incur additional costs in conjunction with our efforts to resolve the dispute in an alternative jurisdiction, which could have a negative impact on our business, financial condition and results of operations.

New investors in our common stock will experience immediate and substantial dilution in book value after this offering.

The initial public offering price is expected to be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock. If you purchase common stock in this offering, you will incur immediate dilution of $             per share, representing the difference between the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and the pro forma as adjusted net tangible book value per share of our common stock as of                     , 2022. For additional information on the dilution you may experience as a result of investing in this offering, see “Dilution.”

Our stock price may be volatile, and investors in our common stock may not be able to resell shares of our common stock at or above the price paid, or at all.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price, or at all. An active market in our common stock may not develop upon the closing of this offering or, if it does develop, it may not be sustainable or liquid enough for you to sell your shares. We have applied to list our common stock on                     , but we cannot assure you that an active trading market will develop. The trading price and volume of our common stock is likely to be volatile and could fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	variations in our actual or anticipated annual or quarterly operating results or those of others in our industry;

•	results of operations that otherwise fail to meet the expectations of securities analysts and investors;

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changes in earnings estimates or recommendations by securities analysts, or other changes in investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	market conditions in the semiconductor industry;

•	publications, reports or other media exposure of our products or those of others in our industry, or of our industry generally;

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announcements by us or others in our industry including our competitors, or by our or their respective suppliers, distributors or other business partners, regarding, among other things, new product announcements, significant contracts, price reductions, capital commitments or other business developments, the entry into or termination of strategic transactions or relationships, securities offerings or other financing initiatives, and public reaction thereto;

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general economic and political conditions, such as the effects of the conflict between Russia and Ukraine, the COVID-19 outbreak, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism;

•	commencement of, or involvement in, litigation, in particular, litigation concerning our intellectual property;

•	additions or departures of key management personnel;

•	regulatory actions involving us or others in our industry, or actual or anticipated changes in applicable government regulations or enforcement thereof;

•	the development and sustainability of an active trading market for our common stock;

•	sales, or anticipated sales, of large blocks of our common stock; and

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technical factors in the public trading market for our common stock that may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites), the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our common stock and any related hedging or other technical trading factors.

Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These and other factors may cause the market price and demand for our common stock to fluctuate significantly, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our core business operations.

General Risks

We will incur significantly increased costs as a result of operating as a company whose common stock is publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a public company in the United States, we will incur significant legal, accounting, and other expenses that we did not incur previously. These expenses will likely be even more significant after we no longer qualify as an emerging growth company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of                 , and other applicable securities rules and regulations impose various requirements on public companies in the United States, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Compliance with these rules and regulations can be burdensome. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased, and will continue to increase, our historical legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to attract and retain qualified members of our board of directors as compared to a private company. In particular, we incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. We have hired additional accounting and financial staff, and engaged outside consultants, all with appropriate public company experience and technical accounting knowledge and maintain an internal audit function, which increased our operating expenses.

Our executive officers have limited experience in the management of a publicly traded company. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of the post-combination company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. Our management will need to continually assess our staffing and training procedures to improve our internal control over financial reporting. Further, the development, implementation, documentation and assessment of appropriate processes, in addition to the need to remediate any potential deficiencies, will require substantial time and attention from management. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of                 . We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. We have limited experience with implementing the systems and controls that will be necessary to operate as a public company, as well as adopting changes in accounting principles or interpretations mandated by the relevant regulatory bodies. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on                 .

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until our first annual report filed with the SEC where we are an accelerated filer or a large accelerated filer, which will not occur until at least our second annual report on Form 10-K. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business and could cause a decline in the trading price of our common stock.

We identified material weaknesses in our internal control over financial reporting, and we may experience additional material weaknesses or otherwise fail to design and maintain effective internal control over financial reporting.

In the course of preparing the financial statements that are included in this prospectus, management has determined that material weaknesses exist within the internal controls over financial reporting. The material weaknesses identified relate to controls to address segregation of certain accounting duties and the lack of appropriately designed and implemented controls over technical accounting topics resulting in lack of identification and appropriate accounting for certain technical accounting matters. We concluded that the material weaknesses in our internal control over financial reporting occurred because we did not have the necessary business processes, systems, personnel, and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.

As part of our plan to remediate these material weaknesses, we have made progress in several actions and will continue to implement our remediation plans. To remediate these material weaknesses, we have hired and will hire additional accounting and finance resources with public company experience and technical accounting experience. We have enhanced control procedures to mitigate segregation of duties. We have also implemented additional review controls and processes that require additional levels of review by those charged with financial governance of our company.

We will not be able to fully remediate the identified material weaknesses until the ongoing steps described above have been completed and our internal controls have been operating effectively for a sufficient period of time. We cannot assure you that we will be able to fully remediate the material weaknesses in a timely manner. We also may incur significant costs to execute various aspects of our remediation plan but cannot provide a reasonable estimate of such costs at this time.

We cannot assure you that we have identified all material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

In the future, it is possible that additional material weaknesses or significant deficiencies may be identified. Our ability to comply with the annual internal control reporting requirements will depend on the effectiveness of our financial reporting and data systems and controls across our company. Any weaknesses or deficiencies or any failure to implement new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations, or result in material misstatements in our consolidated financial statements, which could adversely affect our business, financial condition and results of operations and reduce our stock price.

If we are unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, our independent registered public accounting firm may not issue an unqualified opinion. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors and securities analysts, and complying with the increasingly complex laws pertaining to public companies. These new obligations and constituents require significant attention from our management team and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition and results of operations.

We are an “emerging growth company,” and a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we could remain an emerging growth company until the last day of our fiscal year following the fifth anniversary of the closing of the IPO. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to:

•	not being required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden-parachutes”; and

•

not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data (in addition to any required interim financial statements and selected financial data) in this prospectus, and to present correspondingly reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have elected to take advantage of this reduced disclosure obligation and certain of the other exemptions described above and we may elect to take advantage of these and other reduced reporting requirements in the future. As a result, the information that we provide to our stockholders may be different than the information you might receive from other public reporting companies in which you hold equity interests. In addition, the JOBS Act permits emerging growth companies to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and the reported results of operations contained herein may not be directly comparable to those of other public companies. We cannot predict whether investors will find our common stock less attractive because of our reliance on these exemptions. If some investors do find our common stock less attractive, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. We will remain an emerging growth company, and will be able to take advantage of the foregoing exemptions, until the last day of our fiscal year following the fifth anniversary of the closing of this offering or such earlier time that we otherwise cease to be an emerging growth company, which will occur upon the earliest of (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which will occur as of the end of any fiscal year in which (x) the market value of our common equity held by non-affiliates is $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) we have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our ordinary shares held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our ordinary shares held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

If equity research analysts or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or equity research analysts publish about us or our business. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, financial performance, stock price or otherwise, our stock price would likely decline. In addition, if we fail to meet the expectations of our results published by these analysts, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our end customer relationships and our ability to retain and expand our end customer relationships and to achieve design wins;

•	the success, cost, and timing of new products;

•	our ability to compensate for decreases in average selling prices of our products;

•	our ability to address market and end customer demands and to timely develop new or enhanced products to meet those demands;

•	anticipated trends, challenges and growth in our business and the markets in which we operate, including pricing expectations;

•	our expectations regarding our revenue, gross margin and expenses;

•	the size and growth potential of the markets for our products, and our ability to serve those markets;

•	our plans to expand sales and marketing efforts through increased collaboration with our distributors, resellers, and contracted sales representatives;

•	the loss of one or more significant end customers;

•	our expectations regarding competition in our existing and new markets;

•	regulatory developments in the United States and foreign countries;

•	our dependence on international end customers and operations;

•	the performance of our third-party suppliers and manufacturers;

•	our and our end customers’ ability to respond successfully to technological or industry developments;

•	the cyclical nature of the analog semiconductor industry;

•	our ability to attract and retain key management personnel;

•	intellectual property and related litigation;

•	the accuracy of our estimates regarding capital requirements and needs for additional financing;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•	our expectations regarding our ability to obtain, maintain, protect, and enforce intellectual property protection for our technology;

•	our use of the net proceeds from this offering; and

•	the potential impact of the COVID-19 pandemic and the recent conflict between Russia and Ukraine on our business and the businesses of our suppliers and end customers.

These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. We discuss many of these risks in greater detail under “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties, as well as estimates by our management based on such data. Certain information in this prospectus is contained in independent industry publications. These independent industry publications are provided below:

1.	Ericsson Mobility Report Data and Forecasts, IoT connections outlook, November 2021;

2.	*Gartner Market Statistics, Forecast: IoT Semiconductors, Worldwide, 1Q22 Update, April 2022;

3.	**Gartner Semiconductors and Electronics Forecast Database, Worldwide, 1Q22 Update, March 2022;

4.	***Gartner Market Statistics, Forecast: AI Semiconductors, Worldwide, 2020-2026, 1Q22 Update, April 2022;

5.	IDC, U.S. Wearable Computing Device Forecast, 2022-2026: CY 1Q22, January 2022;

6.	****Gartner Market Statistics, Forecast: Internet of Things, Endpoints and Communications, Worldwide, 2021-2031, 1Q22 Update, May 2022;

7.	IDC, Worldwide Augmented and Virtual Reality Hardware Forecast, 2022–2026: CY 1Q22, April 2022; and

8.	IDC, Worldwide Wearable Computing Device Forecast, 2022-2026: CY 1Q22, April 2022.

The Gartner content described herein (Gartner Content) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (Gartner), and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Content are subject to change without notice.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such estimates. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. The content of the sources identified herein, except to the extent specifically set forth in this prospectus, does not constitute a part of this prospectus and is not incorporated herein.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $             million (or approximately $             million if the underwriters’ over-allotment option is exercised in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a 1.0 million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us by $             million, assuming no change in the assumed initial public offering price per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, establish a public market for our common stock, and facilitate future access to the public equity markets by us, our employees and our stockholders, obtain additional capital to support our operations, and increase our visibility in the marketplace.

We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, product development, general and administrative matters, and capital expenditures, although we do not currently have any specific plans with respect to use of proceeds for such purposes. We also may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time. Our expected use of the net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon completion of this offering, or the amounts that we will actually spend on the uses set forth above.

Pending the uses described above, we intend to invest the net proceeds from this offering in short term, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including our ability to gain access to additional financing and the relative success and cost of our research and development programs. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. In addition, we might decide to postpone or not pursue certain development activities if the net proceeds from this offering and any other sources of cash are less than expected.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects, and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of December 31, 2021:

•	on an actual basis;

•

on a pro forma basis, giving effect to the (i) issuance of 23,664,027 shares of our Series F-1 redeemable convertible preferred stock in February 2022 and March 2022, for net proceeds of approximately $49.5 million, (ii) issuance of 677,652 shares of our Series A redeemable convertible preferred stock and Series B redeemable convertible preferred stock upon the exercise of warrants in February 2022 and March 2022, for net proceeds of approximately $0.4 million, (iii) the reclassification of the redeemable convertible preferred stock warrant liabilities to additional paid-in capital, (iv) automatic conversion of all 241,530,507 shares of our outstanding redeemable convertible preferred stock into an equivalent number of shares of our common stock, which will occur upon the closing of this offering, and the related reclassification of the carrying value of our redeemable convertible preferred stock to permanent equity upon the closing of this offering, and (v) filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering; and

•

on a pro forma as adjusted basis, giving effect to the pro forma adjustments discussed above, and giving further effect to the sale of                 shares of our common stock by us in this offering at an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$25,924	$75,746	$

Warrant liability	$1,319	—
Series Seed redeemable convertible preferred stock, $0.000001 par value; 5,045,368 shares authorized, 5,045,368 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	2,473	—
Series A redeemable convertible preferred stock, $0.000001 par value; 8,276,659 shares authorized, 7,479,307 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	4,038	—
Series B redeemable convertible preferred stock, $0.000001 par value; 18,990,249 shares authorized, 18,257,202 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	9,966	—
Series C redeemable convertible preferred stock, $0.000001 par value; 43,181,403 shares authorized, 42,890,840 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	24,908	—

	As of December 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands, except share and per share data)
Series D redeemable convertible preferred stock, $0.000001 par value; 39,656,811 shares authorized, 39,656,811 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	33,411	—
Series E redeemable convertible preferred stock, $0.000001 par value; 29,019,153 shares authorized, 29,019,153 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	29,738	—
Series F redeemable convertible preferred stock, $0.000001 par value; 78,000,000 shares authorized, 74,840,147 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	132,975	—
Stockholders’ (deficit) equity:
Preferred stock, $0.000001 par value: 222,169,643 shares authorized and 217,188,828 issued or outstanding, actual; shares authorized, pro forma and pro forma as adjusted; no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.000001 par value per share; 400,000,000 shares authorized and 8,290,105 shares issued and outstanding, actual; and shares authorized, pro forma and pro forma as adjusted; and shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	—	—
Additional paid-in capital	9,394	288,172
Accumulated deficit	(158,097)	(158,097)

Total stockholders’ (deficit) equity	(148,703)	129,362

Total capitalization	$88,806	129,362

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of the amount of cash and cash equivalents, additional paid-in capital and total capitalization by approximately $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering costs payable by us. Each 1.0 million increase (decrease) in the number of shares offered by us as set forth on the cover page of this prospectus, would increase (decrease) each of our cash and cash equivalents, additional paid-in capital, and total stockholders’ (deficit) equity by approximately $            million, assuming no change in the assumed initial public offering price per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Unless otherwise indicated, the number of shares of our common stock to be outstanding after this offering is based on                  shares of common stock outstanding as of                 , 2022 and the automatic conversion of all                  shares of our outstanding redeemable convertible preferred stock into an equivalent number of shares of our common stock upon the closing of this offering, and excludes:

•	shares of our common stock issuable upon the exercise of outstanding stock options as of , 2022, with a weighted-average exercise price of $ per share;

•

                 shares of our common stock reserved for future issuance under the 2022 Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2022 Plan; and

•	shares of our common stock reserved for future issuance under the ESPP, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of December 31, 2021 was approximately $(158.8) million, or $(21.58) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities. Historical net tangible book value (deficit) per share is our historical net tangible book value (deficit) divided by the number of shares of common stock outstanding as of December 31, 2021.

Our pro forma net tangible book value as of December 31, 2021 was $             million, or $             per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of common shares outstanding as of December 31, 2021, assuming the automatic conversion of all of our outstanding convertible preferred shares as of                  into an aggregate of                  common shares, which conversion will occur immediately prior to the completion of this offering.

After giving effect to the sale by us of                  shares of common stock in this offering at the assumed initial public offering price of $             per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2021 would have been $             million, or $             per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $             per share to investors purchasing common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash paid by an investor for a share of common stock in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2021	$(21.58)
Pro forma increase in net tangible book value (deficit) per share as of December 31, 2021 before giving effect to this offering
Pro forma net tangible book value per share as of December 31, 2021
Increase in pro forma net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share as of December 31, 2021 after giving effect to this offering

Pro forma as adjusted dilution per share to investors participating in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $             per share and the dilution in pro forma per share to investors participating in this offering by approximately $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a 1.0 million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share

after this offering by approximately $             and decrease (increase) the dilution in pro forma per share to investors participating in this offering by approximately $            , assuming the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $             per share, representing an immediate increase in pro forma as adjusted net tangible book value to our existing stockholders of $             per share and an immediate decrease of dilution of $             per share to new investors participating in this offering.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2021, the number of shares purchased or to be purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by our existing stockholders, and investors participating in this offering at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus), before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors participating in this offering

Total

The table above assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional                  shares in this offering. If the underwriters’ over-allotment option is exercised in full, the number of shares of our common stock held by the existing stockholder would be reduced to         % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to         % of the total number of shares outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $             million, $             million and $            , respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a 1.0 million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $             million, $             million and $            , respectively, assuming the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing discussion and table are based on                  shares of common stock outstanding as of                 ,                 , and excludes:

•	shares of our common stock issuable upon the exercise of outstanding stock options as of , with a weighted-average exercise price of $ per share;

•

                 shares of our common stock reserved for future issuance under the 2022 Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2022 Plan; and

•	shares of our common stock reserved for future issuance under the ESPP, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this prospectus, including our historical consolidated financial statements and related notes, and should be read in conjunction with the information presented in our historical financial statements and related notes thereto included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from forward-looking statements. Please also see the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a pioneer of ultra-low-power semiconductor products based on our proprietary and patented SPOT platform. SPOT provides a game-changing, multi-fold improvement in energy efficiency for our end customers’ electronic products.

Higher performance at lower power consumption is a fundamental challenge in every electronics market, particularly when it comes to advanced processing such as AI. From battery-powered IoT devices to wall-powered applications such as data centers and computing infrastructure, manufacturers aim to create products with advanced feature sets to deliver more intelligence for a better user experience, while minimizing power consumption. While some power and performance gains can be achieved through manufacturing process scaling, which is often very expensive, we believe a fundamental change in the semiconductor design paradigm is required.

Our focus since inception in 2010 has been on the development of numerous ultra-low-power technologies, including our patented SPOT platform. Our products include a diverse family of SoCs, enabling sophisticated computing, sensing, Bluetooth® connectivity, advanced graphics and AI processing, all at a small fraction of the power consumed by our competitors’ products. Our products serve several markets, including wearables, industrial, smart homes, smart building and automotive end markets. For many of our end customers, energy efficiency has become both a business and environmental imperative.

Our products are designed to act as brains for our end customers’ products. A significant portion of our revenue today is generated by the wearable computing market where, battery life is a critical differentiator. Our end customers use our SoCs to offer products that run for weeks (rather than days) on a single charge while also delivering a maximum feature set in compact industrial designs. This additional power budget is also used to offer AI-driven features, such as speech recognition entirely on-chip, with the triple benefit of improving responsiveness, mitigating privacy concerns, and saving a round trip to the cloud for offline processing.

As of December 31, 2021, we had 148 full-time employees. For the years ended December 31, 2021 and 2020, we recorded revenue of $91.0 million and $51.0 million, respectively and a net loss of $25.3 million and $25.2 million, respectively. As of December 31, 2021, we had an accumulated deficit of $158.1 million.

Key Factors Affecting Our Business

We believe that the growth of our business and our future success are dependent upon many factors including those described above under “Risk Factors” and elsewhere in this prospectus and the following key factors. While these factors present significant opportunities for us, they also pose challenges that we must successfully address in order to sustain the growth of our business and enhance our results of operations.

End Customer Concentration and Design Process

We believe that our operating results for the foreseeable future will continue to depend to a significant extent on sales attributable to certain end customers. Our largest end customer historically has accounted for a large portion of our sales, representing approximately 35% and 61% of our sales for the years ended December 31, 2021 and 2020, respectively. In addition, our top ten end customers for the years ended December 31, 2021 and 2020 accounted for 92% and 91% of our total sales, respectively.

We have demonstrated strong end customer growth with technology leaders validating our technology platform and our robust product offerings. Once designed in, our products enable our end customers to achieve higher levels of energy efficiency with a combination of increased battery life, new and/or additional features, and better performance. After release into the market, we believe there is little incentive for our end customers to change to competitor products because the result would cause the end customers’ products to regress in capabilities and battery life. In addition, our end customers can spend up to one year working with us on the design, optimization and commercialization of their products, which time and resources would have to be replicated in switching to a competitor’s product. Our competitors’ offerings also require our end customers to use different hardware and software, so change is difficult once the decision is made to use us. In addition, we work with our end customers at the front end of their design cycles, helping them develop next-generation products. The collaborative nature of these relationships provides us with enhanced visibility into our end customers’ future requirements, allowing us to expand our business and increase our content in future products.

Expansion into New Markets

A significant portion of our sales today are generated by the wearable computing market, where battery life is a critical differentiator. Our end customers use our SoCs to offer products that run for weeks on a single charge (rather than days) while also delivering a maximum feature set in compact industrial designs. This additional power budget is also used to offer AI-driven features, such as speech recognition entirely on-chip, while improving responsiveness, mitigating privacy concerns and saving a round trip to the cloud for offline processing. In recent years, we have been extending our SPOT platform to include additional capabilities, such as Bluetooth® connectivity, on-chip security, analog circuitry, memories and artificial intelligence accelerators, developing a broad array of technical competencies to best serve our end customers’ needs. We believe that our future sales growth, if any, will significantly depend on our ability to expand or further expand into new markets, such as industrial IoT, smart homes and buildings and automotive markets, as well as the existing wearable device market.

Unit Price and Volume and Gross Margins

Our revenue is driven by the number of units and average selling price of our products, which can fluctuate from period to period based on the timing of our product lifecycle. Our product lifecycle generally begins with higher average selling prices and lower unit volumes, followed by broader end customer acceptance, leading to higher volumes and average selling prices lower than initially experienced.

Our product gross margins may fluctuate from period to period due to changes in our average selling price per unit due to new product launches and existing product mix with our end customer base. Our gross margins are also impacted by any changes to our manufacturing yield and wafer assembly and testing costs. We routinely experience increased prices for silicon wafers, copper cables, printed circuit boards and testing costs, which are used in our manufacturing process. As a result, our gross margins are impacted by our ability offset any increases in our cost structure through increased prices, productivity actions, or other means. If we are not able to achieve any offset to increased costs, our gross margins may decrease.

Product Development and Adoption

We develop and sell leading-edge connectivity products for digital infrastructure that are intended to replace existing legacy products and support our end customers’ future applications and needs. Our success is dependent on end customers adopting our new technology and preferring our products over competing offerings or other current or future technologies.

Our current end customer products are characterized by rapidly changing technologies, industry standards and technological obsolescence. We work closely with our end customers to understand their product roadmaps and strategies to forecast their future needs, which significantly influence our technology roadmap and development priorities. Our revenue performance is dependent on our ability to continually develop and introduce new products to meet the changing technology and performance requirements of our end customers. Maintaining our competitive advantage is critical to our operations. We continue to expect to make significant investments in research and development, and our research and development expenses in a particular period may be significantly impacted by a specific product launch or engineering initiatives that we have undertaken to maintain our competitiveness or expand our product portfolio. If we are not successful in anticipating or responding to new developments in technology, or cannot timely develop competitive new or enhanced products, our financial performance may be negatively impacted.

Economic Volatility

Our sales and gross margin depend significantly on general economic conditions and the demand for products in the markets in which our end customers compete. Weaknesses in the global economy and financial markets, including the impact from the ongoing COVID-19 pandemic or global conflicts, such as the current conflict between Ukraine and Russia, may in the future lead to lower demand for our end customers’ products that incorporate our products, particularly in the semiconductor and battery powered IoT endpoint devices markets. Our sales, financial condition and results of operations could be negatively affected by a decline in end-user demand caused by weaknesses in the global economy and financial markets. Volatile and/or uncertain economic conditions, including increased inflation rates, can adversely impact sales and gross margin and make it difficult for us to accurately forecast and plan our future business activities. In addition, any disruption in the credit markets, including as a result of the current COVID-19 pandemic and the current conflict between Ukraine and Russia could impede our access to capital, which could be further adversely affected if we are unable to obtain or maintain favorable credit ratings. If we have limited access to additional financing sources, we may be required to defer capital expenditures or seek other sources of liquidity, which may not be available to us on acceptable terms or at all.

Cyclical Nature of the Semiconductor Industry

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence, price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. Historically, the industry has experienced significant downturns during global recessions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Furthermore, any significant upturn in the semiconductor industry could result in increased competition for access to third-party wafer fabrication and assembly capacity. We are dependent on the availability of this capacity to manufacture and assemble our products and we can provide no assurance that adequate capacity will be available to us in the future. Any downturns or upturns in the semiconductor industry could harm our business, financial condition and results of operations.

Seasonality

As we have continued to grow our sales and diversify our end customer base, we have not experienced meaningful variations due to seasonality; however, we have begun to experience higher volumes in our third and fourth quarters, which is driven by back-to-school and holiday season purchasing patterns.

Components of our Operating Results

Net Sales

We are a products-focused business. Our net sales are recognized when control of our products is transferred to our customers for consideration that we deem appropriate for our products, net of returns and allowances. Our net sales are driven by the average selling price of our products, product volumes, and mix by product.

Cost of Sales

Our cost of sales includes the cost of purchasing finished wafers manufactured by independent foundries and costs associated with the assembly, testing and shipping of products along with allocated costs for salary and related benefits for personnel involved in the manufacturing of our products. Cost of sales also includes depreciation for equipment and photomasks supporting the manufacturing process, write downs of inventory, software royalties, licensing fees and logistics, quality assurance, warranty, and other costs incurred by us.

Gross Profit

Gross profit is calculated as net sales less cost of sales.

Operating Expenses

Our operating expenses are categorized as selling, general and administrative expenses or research and development costs and classified based on the descriptions below:

Selling, General, and Administrative Expenses

Our selling, general and administrative expenses consist of personnel costs including salaries, benefits, and stock-based compensation expense for employees that support our sales, finance, human resources, marketing, and other corporate functional support. Selling, general and administrative also includes insurance costs, rent and lease expenses, travel and entertainment and general corporate expenses, such as accounting, audit, legal, regulatory and tax compliance. We expect selling, general and administrative expenses to increase in absolute dollars as we increase our sales and marketing personnel and continue to expand our end customer engagement. Additionally, we anticipate a significant increase in accounting, legal and professional fees and other costs associated with being a public company.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs consist primarily of personnel-related expenses, including stock-based compensation, external consulting and services costs, licensing fees, equipment tooling and allocations of other costs we incur. Assets purchased to support our ongoing research and development activities are capitalized when related to products that have achieved technological feasibility or have an alternative future use and are amortized over their estimated useful lives.

Asset Impairment

Asset impairment consists of charges for the impairment of long-lived or other assets no longer in use by us. In 2021, we evaluated an amortizable intangible asset for a product in development due to a triggering event. Development of the product was discontinued, and the asset was no longer in service as of the first quarter of 2021. As such the unamortized balance of $0.6 million was impaired during 2021.

Interest Expense (Income), net

Interest expense (income), net is comprised of a stock settlement charge from our convertible debt and interest expense from a credit facility we maintained prior to 2021. We currently do not have any open or active line of credit with any financial institution.

Our interest expense is partially offset by income earned on our cash and cash equivalents, consisting primarily of investments with contractual maturities not exceeding three months.

Other Expense

Our other expenses are principally the mark-to-market valuation of our warrant liabilities and the impact of foreign exchange gains and losses on our results.

Provision for Income Taxes

Our provision for income taxes includes federal, foreign and state taxes. Income taxes are accounted for using the asset and liability method. Uncertainty in income taxes are based on a “more likely than not” threshold for the recognition and de-recognition of tax positions.

Results of Operations

The following table summarizes our results of our operations for each of the past two years:

	Year Ended December 31,
	2021	2020
	(in thousands)
Net sales	$91,008	$50,974
Cost of sales	60,242	29,400

Gross profit	30,766	21,574

Operating expenses:
Selling, general and administrative	19,125	14,004
Research and development	36,106	27,785
Asset impairment	636	—

Loss from operations	$(25,101)	$(20,215)
Interest (income) expense, net	(43)	4,575
Other expense	259	406

Loss before income taxes	(25,317)	(25,196)
Provision for income taxes	25	25

Net loss	$(25,342)	$(25,221)

The following table summarizes the results of our operations for each of the past two years as a percentage of net sales. All percentage amounts were calculated using the underlying data:

	Year Ended December 31,
	2021	2020
	(in thousands)
Net sales	100%	100%
Cost of sales	67%	58%
Gross profit	34%	43%
Operating expenses:
Selling, general and administrative	21%	28%
Research and development	40%	55%
Asset impairment	1%	—%
Loss from operations	(28%)	(40%)
Interest (income) expense, net	0%	0%
Other expense	1%	1%
Loss before income taxes	(28%)	(50%)
Provision for income taxes	0%	0%
Net loss	(28%)	(50%)

Comparison of Year Ended December 31, 2021 and 2020

Net Sales

	Year Ended December 31,
	2021	2020	% Change
	(in thousands, except percentages)
Net sales	$91,008	$50,974	79%

Revenue increased $40.0 million, or 79%, from $51.0 million in 2020 to $91.0 million in 2021. The Apollo 4 product launch in 2021 was the primary driver of year over year sales growth. In addition, our 2021 top ten end customer sales increased by 108% to $83.4 million, from $40.2 million in 2020. Revenue derived from sales to Huawei, our largest end customer, represented 60.8% and 34.8% of our net sales for 2021 and 2020, respectively.

International sales, including sales to U.S.-based end customers that manufacture products through contract manufacturers or plants located overseas, were approximately $60.4 million and $48.2 million in 2021 and 2020, respectively, representing 67% and 95% of net sales in 2021 and 2020. Our sales are denominated primarily in U.S. dollars.

Gross Profit and Gross Margin

	Year Ended December 31,
	2021	2020	% Change
	(in thousands, except percentages)
Gross profit	$30,766	$21,574	43%
Gross margin	34%	43%

Gross profit increased $9.2 million, or 43%, from $21.6 million in 2020 to $30.8 million, representing an overall gross margin decrease of 8%, from 42% in 2020 to 34% in 2021. The decrease was primarily attributable to increased wafer fabrication costs and reduced yields on newer products. In addition, in 2021, several expedited shipments increased shipping and handling costs.

Selling, General and Administrative Expenses

	Year Ended December 31,
	2021	2020	% Change
	(in thousands, except percentages)
Selling, general and administrative	$19,125	$14,004	37%

Selling, general and administrative expenses increased $5.1 million, or 37%, from $14.0 million in 2020 to $19.1 million in 2021. The increase was primarily attributable to increased consulting fees of $2.4 million related to the issuance of warrants for services performed, a $1.2 million accounts receivable reserve booked in 2021, $1.0 million public company readiness expenses, and a net headcount increase of 15, along with increased travel and employee related expenses in 2021 as compared to reduced levels in 2020 resulting from the COVID-19 pandemic.

Research and Development Expenses

	Year Ended December 31,
	2021	2020	% Change
	(in thousands, except percentages)
Research and development	$36,106	$27,785	30%

Research and development expenses increased $8.3 million, or 30%, from $27.8 million in 2020 to $36.1 million in 2021. The overall increase in research and development was primarily attributable to increased engineering cores and production wafers associated with the Apollo4 product launch in 2021, in addition to a net headcount increase of 23 to support planned future product development.

Interest expense

	Year Ended December 31,
	2021	2020	% Change
	(in thousands, except percentages)
Interest expense	$—	$4,611	(100%)

Interest expense decreased $4.6 million, or 100%, from $4.6 million in 2020 to no interest expense in 2021. We reported interest expense of $4.6 million in 2020 primarily as a result of the $3.5 million stock settled redemption expense associated with a conversion of convertible promissory notes into shares of Series F Preferred Stock.

Other Expense

	Year Ended December 31,
	2021	2020	% Change
	(in thousands, except percentages)
Other expense	$259	$406	(37)%

Other expense decreased $0.1 million, or 37%, from $0.4 million in 2020 to $0.3 million in 2021. Other expense in 2021 and 2020 were primarily related to the mark to market of our warrant liability and remeasurement on foreign currency denominated monetary assets and liabilities.

Provision for Income Taxes

We recorded minimal income tax expense in 2021 on a pre-tax loss of $(25.3) million, yielding an effective tax rate of (0.09)%. Our effective tax rate was lower than the U.S. statutory rate of 21.0%, primarily due to the change in valuation allowance. We recorded income tax expense in 2020 on a pre-tax loss of ($25.2) million, yielding an effective tax rate of (0.10)%.

We established a valuation allowance equal to the net deferred tax assets due to uncertainties regarding the realization of the deferred tax assets based on our lack of earnings history. The valuation allowance increased by approximately $5.2 million and $3.9 million during the years ended December 31, 2021 and 2020, respectively, primarily due to net losses from operations.

As of December 31, 2021 and 2020, we had NOL carryforwards of approximately $136.4 million and $119.4 million, respectively, for federal tax reporting purposes. NOL carryforwards of $60.7 million will expire in fiscal years 2030 through 2037 if not utilized prior to that time. As of December 31, 2021, we had $0.8 million of foreign NOL carryforwards. The foreign NOL carryforwards will begin to expire after 2026 if not utilized.

Utilization of NOL carryforwards may be subject to substantial annual limitation due to the “change in ownership” provisions of the Code. The annual limitation may result in the expiration of NOL carryforwards and other tax attributes before utilization. The NOL carryforwards are subject to Internal Revenue Service adjustments until the statute closes on the year the NOL carryforward is utilized.

Liquidity and Capital Resources

Since inception, we have funded operations primarily through equity financing and cash from operations. As of December 31, 2021, we had $25.9 million in cash, of which approximately $6.4 million of total cash was held by our foreign subsidiaries. Our principal use of cash is to fund our operations, invest in research and development to support our growth and other general corporate needs.

We believe that a combination of cash on hand, the $49.5 million raised from the Series F-1 financing in the first quarter of 2022, cash from operations, together with proceeds from this offering will be sufficient to finance our operations for at least the next twelve months from the date of this prospectus.

Our future capital requirements will depend on many factors including our growth rate, the timing and extent of our selling, general and administrative and research and development expenditures, and the continuing market acceptance of our products. Additionally, we anticipate a significant increase in accounting, legal and professional fees and other costs associated with being a public company. If our current financial resources are not sufficient to satisfy our liquidity requirements, we may be required to seek additional financing. If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Debt financing, if available, may contain covenants that significantly restrict our operations or our ability to obtain additional debt financing in the future. In the event that we need to borrow funds or issue additional equity, we cannot assure you that any such additional financing will be available on terms acceptable to us, if at all. If we are unable to raise additional capital when we need it, our business, results of operations and financial condition would be adversely affected.

Cash Flows from Operating, Investing and Financing Activities

Changes in the net cash provided by and (used in) our operating, investing, and financing activities for the years ended December 31, 2021 and December 31, 2020 are set forth in the following table:

	Year Ended December 31,
	2021	2020
	(in thousands)
Net cash used in operating activities	$(52,881)	$(34,639)
Net cash used in investing activities	(4,623)	(4,592)
Net cash provided by financing activities	18,199	94,065

Operating Activities

In 2021, cash flow used in operations was $52.9 million. Operating cash flow during 2021 was related to the cash components of our net loss and $36.6 of million unfavorable changes in working capital, driven primarily by a net use of cash of $26.5 million to build sufficient inventory levels to meet end customer demand and $16.5 million of prepaid foundry capacity payments.

In 2020, cash flow used in operations was $34.6 million. Operating cash flow use during 2020 was related to the cash components of our net loss and by $16.9 of million unfavorable changes in working capital, driven primarily by $10.5 million of prepaid foundry capacity payments.

Investing Activities

In 2021, we used $4.6 million in cash for investing activities related to capital expenditures.

In 2020, we used approximately $4.6 million in cash for investing activities, which related to $2.6 million in capital expenditures and $2.0 million of technology investments in intangible assets.

Financing Activities

In 2021, we generated $18.2 million related to financing activities, driven primarily by $17.8 million from our Series F preferred stock issuance. In 2020, we generated $94.1 million in financing activities, driven primarily by $87.7 million from our Series D and Series F preferred stock issuance and $15.3 million of proceeds from convertible promissory notes, offset by $7.4 million in repayments of debt and $2.6 million paid for option surrenders.

Non-GAAP Financial Measures

We use non-GAAP net loss and non-GAAP gross profit, both non-GAAP financial measures, to help us make strategic decisions, establish budgets and operational goals for managing our business, analyzing our financial results, and evaluating our performance. We define non-GAAP net loss as our net loss adjusted to exclude expenses not directly attributable to the performance of our operations, such as income taxes, depreciation and amortization, stock-based compensation expense, and warranty provision. We define non-GAAP gross profit as our gross profit adjusted to exclude expenses not directly attributable to gross profit, such as depreciation and amortization and warranty provision.

We present the non-GAAP financial measure non-GAAP net loss and non-GAAP gross profit in this prospectus because we believe this non-GAAP financial measure provides an additional tool for investors to use in comparing our core business and results of operations over multiple periods with other companies in our industry, many of which present similar non-GAAP financial measures to investors. However, our presentation of non-GAAP net loss and non-GAAP gross profit may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. Non-GAAP net loss and non-GAAP gross profit should not be considered as the sole measures of our performance and should not be considered in isolation from, or as a substitute for, net loss and gross profit calculated in accordance with GAAP.

The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures.

Non-GAAP Net Loss:

	Year Ended December 31,
	2021	2020
	(in thousands)
Net loss	$(25,342)	$(25,221)
Add:
Income taxes	25	25
Depreciation and amortization	2,611	1,925
Stock-based compensation expenses	1,290	702
Asset impairment	636	—
Warranty provision	700	—
Warrant issuance	2,381	—
Warrant valuation	19	318

Non-GAAP net loss	$(17,680)	$(22,251)

Non-GAAP Gross Profit:

	Year Ended December 31,
	2021	2020
	(in thousands)
Gross profit	$30,766	$21,574
Add:
Depreciation and amortization	1,695	960
Warranty provision	700	—

Non-GAAP gross profit	$33,161	$22,534

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition are based upon the consolidated financial statements of this business, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventory valuation, stock-based compensation, taxes on income, financing operations, warranty obligations and contingencies and litigation. We based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and such differences may be material to the financial statements. We believe that the accounting policies and estimates described below are the most meaningful to our operations or require management’s most difficult, subjective or complex judgments. Judgments or uncertainties affecting the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. Our significant accounting policies are fully described in Note 2 to our consolidated financial statements included in the footnotes of this prospectus.

Revenue Recognition

Our sales consist of the sale of our products to our customers. Our customers are distributors, large global OEMs and other direct customers who design and manufacture devices for the consumer and industrial markets. Our sales are driven by various trends in these markets.

Sales are recognized when control of the products is transferred to a customer in an amount that reflects the consideration we are expected to be entitled to in exchange for those products over the term of the agreement based on the type of contract. For direct customers and large global customer contracts, sales are recognized when the product is shipped to the customer. For distributor contracts, sales are recognized when the product is shipped to the distributor as in these cases the distributor is the contracted customer. Sales are recognized net of sales credits and allowances. Replacements have been immaterial to date. Sales are recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

The transaction price is specified in the standard price list or contract and is confirmed at the time the order for products is placed by the customer and acknowledged by us. When the performance obligation is satisfied, revenue is recognized at the transaction price. There are no significant financing components, noncash consideration, or consideration payable to the customer. Certain distributor contracts do include variable consideration, such as limited price protection and stock rotation provisions, while direct customer contracts include general return provisions. We have not decreased our prices and do not expect to. Therefore, we have not recorded any price protection provisions. Additionally, based on our historical performance to date we have not recorded any estimates for potential future returns, credits or sales allowances.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs consist primarily of personnel-related expenses, including stock-based compensation, external consulting and services costs, equipment tooling and allocations of other costs incurred by us. Assets purchased to support our ongoing research and development activities are capitalized when related to products that have achieved technological feasibility or have an alternative future use and are amortized over their estimated useful lives.

Stock-Based Compensation

We record stock-based compensation expense based upon the grant date fair value for all stock options issued to all persons to the extent such options vest. That expense is determined under the fair value method using the Black-Scholes option pricing model. We recognize the compensation cost for awards on a straight-line basis over the vesting period.

The Black-Scholes option pricing model used to compute stock-based compensation expense requires extensive use of accounting judgment and financial estimates. Items requiring estimation include the fair value of our common stock, expected term option-holders will retain their vested stock options before exercising them, and the estimated volatility of our common stock price over the expected term of a stock option. Application of alternative assumptions could result in significantly different stock-based compensation amounts being recorded in our financial statements.

Transactions with nonemployees in which stock-based payment awards are granted in exchange for the receipt of goods or services may involve a contemporaneous exchange of the stock-based payment awards for goods or services or may involve an exchange that spans several financial reporting periods. Judgment is required in determining the period over which to recognize cost, otherwise known as the nonemployee’s vesting period.

Fair Value of Equity Components

The absence of an active market for our equity components, including our preferred stock, common stock and related securities, requires our board of directors, the members of which we believe have extensive business, finance and venture capital experience, to determine the fair value of our common stock for purposes of granting options and for calculating stock-based compensation expense for the periods presented. We obtained third-party valuations to assist the board of directors in determining their respective fair values. These third-party valuations used the methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The factors used in estimating our fair value include:

•	valuations of our preferred and common stock performed by independent third-party specialists;

•	the prices, rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	the prices of our common and convertible preferred stock sold to third-party investors by us;

•	the lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	key personnel hiring and management experience;

•	company history and the introduction of new products;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or a merger or acquisition of our company given prevailing market conditions;

•	the market performance of comparable publicly traded companies;

•	the U.S. and global capital market and geopolitical conditions.

In valuing our common stock, our board of directors determined the equity value of our business using various valuation methods, including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows.

In addition, we considered any secondary transactions involving our preferred and common stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume and timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to our financial information.

Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future net sales, gross margin, operating expenses, future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the completion of this offering, our board of directors will determine the fair value of the common stock underlying our stock-based awards based on the closing price of our common stock on                  as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Based on an assumed initial public offering price per share of $            , the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of                 ,                 was approximately $            million, with approximately $            million related to vested stock options.

Recently Issued and Adopted Accounting Pronouncements

For more information regarding recently issued accounting pronouncements, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Controls and Procedures

We are not currently required to fully comply with the Sarbanes-Oxley Act. We will be required to fully comply with the internal control requirements of the Sarbanes-Oxley Act for the year ending December 31, 2022. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company will we be required to fully comply with the independent registered public accounting firm attestation requirement on internal control over financial reporting. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement. However, we do have internal controls in place in key areas of risk.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of business, which consists primarily of interest rates risk associated with our cash and cash equivalents and our debt, foreign currency risk and impact of inflation. We do not engage in speculative trading activities. The following analysis provides additional information regarding these risks.

Interest Rate Risk

Our assets have limited exposure to market risk. As of December 31, 2021, we maintained a portfolio of cash and cash equivalents, including money market funds. None of these investments have a maturity date in excess of one year. Certain interest rates are variable and fluctuate with current market conditions. Because of the short-term nature of these instruments, we would not expect a sudden change in market interest rates to have a material impact on our financial condition or results of operations.

Foreign Currency Exchange Risk

Operating in international markets involves exposure to possible volatile movements in currency exchange rates. A majority of our sales and expenses are transacted in U.S. dollars and our assets and liabilities together with our cash holdings are predominately denominated in U.S. dollars reducing the exposure to currency fluctuations. Due to our international operations, a portion of our cost of sales and operating expenses is denominated in currencies other that the U.S. dollar, principally the Chinese RMB, the Taiwanese dollar, and the Singapore dollar. Our international operations give rise to transactional market risk associated with exchange rate movements of the U.S. dollar, Chinese RMB, Taiwanese dollar and Singapore dollar.

In addition, we are exposed to foreign currency translation risk for those subsidiaries whose functional currency is not the U.S. Dollar as changes in the value of their functional currency relative to the U.S. Dollar can adversely affect the translated amounts of our sales, expenses, net income, assets and liabilities. This can, in turn, affect the reported value and relative growth of sales and net income from one period to the next. In addition, changes in the translated value of assets and liabilities due to changes in functional currency exchange rates relative to the U.S. Dollar result in foreign currency translation adjustments that are a component of other comprehensive income or loss. Foreign currency derivative instruments can be used to hedge exposures and reduce the risks of certain foreign currency transactions; however, these instruments provide only limited protection and can carry significant cost. We had no foreign currency derivative instrument hedges as of December 31, 2021 or 2020. We will continue to analyze our exposure to currency exchange rate fluctuations and may engage in financial hedging techniques in the future to attempt to minimize the effect of these potential fluctuations. Exchange rate fluctuations may adversely affect our financial results in the future.

If the volume of our international operations increases and foreign currency exchange rates change, the impact to our consolidated statements of operations could be significant and may affect the comparability of our operating results. The impact from foreign currency transactions during 2021 and 2020 were not material. We do not believe a 10% increase or decrease in foreign exchange rates would have resulted in a material impact to our operating results.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, enacted in April 2012. We intend to take advantage of certain exemptions under the JOBS Act from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this provision of the JOBS Act. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. Therefore, our consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company and may take advantage of these exemptions until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (Exchange Act), which would occur if the market value of our ordinary shares held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

BUSINESS

Our Mission

Our mission is to enable intelligent devices everywhere by developing the lowest-power semiconductor solutions to drive a more energy-efficient, sustainable, and data-driven world.

Company Overview

We are a pioneer of ultra-low-power semiconductor solutions based on our proprietary and patented SPOT platform. SPOT provides a game-changing, multi-fold improvement in energy efficiency for our end customers’ electronic products.

Higher performance at lower power consumption is a fundamental challenge in every electronics market, particularly when it comes to advanced processing such as AI. From battery-powered IoT devices to wall-powered applications such as data centers and computing infrastructure, manufacturers aim to create products with advanced feature sets to deliver more intelligence for a better user experience, while minimizing power consumption. While some power and performance gains can be achieved through manufacturing process scaling, which is often very expensive, we believe a fundamental change in the semiconductor design paradigm is required.

Our focus since inception in 2010 has been on the development of numerous ultra-low-power technologies, including our SPOT platform. Our products include a diverse family of SoCs, enabling sophisticated computing, sensing, Bluetooth® connectivity, advanced graphics and AI processing, all at a small fraction of the power consumed by our competitors’ products. Our products serve several markets, including wearables, industrial, smart homes, smart building and automotive end markets. For many of our end customers, energy efficiency has become both a business and environmental imperative.

Our products are designed to act as brains for our end customers’ offerings. A significant portion of our revenue today is generated by the wearable computing market, where battery life is a critical differentiator. Our end customers use our SoCs to offer products that run for weeks (rather than days) on a single charge while also delivering a maximum feature set in compact industrial designs. This additional power budget is also used to offer AI-driven features, such as speech recognition entirely on-chip, with the triple benefit of improving responsiveness, mitigating privacy concerns, and saving a round trip to the cloud for offline processing.

The mobile phone revolution of the past two decades is being overtaken by truly pervasive computing. The IoT has brought intelligence and connectivity to billions of endpoints. The IoT endpoint installed base is expected to grow from 14.6 billion devices in 2021 to 30.0 billion devices by 2027, according to Ericsson®, reinforced by growth in applications such as smart wearables, hearables, industrial IoT, intelligent manufacturing, healthcare, smart home, smart buildings, and automotive. As the IoT market grows, the electronics in IoT devices become more complex and requirements for processing and connectivity performance continue to rise, despite conflicting demands for lower power consumption and longer battery life. Our low-power products fundamentally and cost-effectively address these industry challenges. In the future, we believe that we can extend our ultra-low-power technology to wall-powered applications, such as data centers, high performance compute and industrial infrastructure, which can also significantly benefit from higher energy efficiency.

We operate a fabless business model, allowing us to focus on the design, sales, and marketing of our products and quickly scale production, while minimizing our capital expenditures. We leverage our internal direct sales force and our global network of distributors and sales representatives to pursue and support our core end markets. For our largest end customers, dedicated sales personnel work with the manufacturers to ensure that our products address their go-to-market needs. As of April 2022, we have shipped over 150 million units to our end customers and have shipped an average of over 1 million units per week since June 2021. For the years ended December 31, 2021 and 2020, we recorded revenue of $91.0 million and $51.0 million, respectively, and a net loss of $25.3 million and $25.2 million, respectively. Our major end customers in the year ended December 31, 2021, included, among others, Garmin, Huawei, Oppo, and Xiaomi.

Our Industry and Market Opportunity

Introduction to the Internet of Things

As billions of devices become more intelligent and connected, a trend collectively referred to as Internet of Things (IoT), it has become paramount to maximize energy efficiency without compromising performance. In addition to compute, connectivity, graphics and sensing, these IoT devices increasingly incorporate complex AI features that are traditionally power-intensive.

IoT is a very diverse market, ranging in performance and power requirements. At the lower-power end of the spectrum, devices that in the past have not been connected to the internet now require connectivity and intelligence. Applications such as wearable computing devices, industrial IoT, smart home and smart buildings drive the need for extremely light, power efficient electronics that benefit from increased time between battery charges.

Graphically and computationally intensive applications that might not be subject to small size requirements, such as augmented and virtual reality (AR/VR), are also suffering from limited battery life. As a result, consumers must either frequently recharge the devices or plug in the devices via clunky wired cable connections, limiting the range of experiences and flexibility.

In addition, traditional applications such as automotive are being disrupted by increased energy efficiency requirements. As cars become more connected, autonomous and electrified with rechargeable batteries, power consumption of every electronic system within the vehicle needs to be minimized for greater driving range and overall energy efficiency.

According to the Ericsson Mobility Visualizer, the installed base of connected IoT devices is expected to grow from 14.6 billion devices in 2021 to 30.2 billion devices in 2027, representing a CAGR of 13% over this period.

Key Design Challenges for Semiconductor IoT Devices

IoT device design complexity. The functionality of a typical IoT device continues to evolve as power consumption requirements become more demanding. A typical IoT endpoint device today includes an array of components, including a processor or MCU used to manage and process the data, a sensor collecting information from the environment and wireless or wireline communication unit for external connectivity. Other building blocks include memory to store code and data locally and analog circuitry, such as power management, that glues the whole system together. As this design and feature-set complexity grows, endpoint IoT devices are expected to operate at ever-lower power consumption and size.

Growth of AI at the endpoint. In addition, IoT endpoint devices increasingly require AI functionality to provide more context and value for end-users. In recent years, advances in AI processing have transformed the electronics industry, allowing for highly intelligent decision-making and analysis of large amounts of data. Increasingly, sophisticated AI requires support for computationally demanding, energy-draining algorithms such as deep learning and convolutional neural networks. To date, much of this processing has been done in the cloud because endpoint power constraints make complex AI processing impractical. However, there are real drawbacks to cloud-based AI processing, including privacy concerns with sharing the data with the cloud, a need for expensive cloud connection and increased latency from communication with a remote data center. Processing AI algorithms directly on endpoint IoT devices while maintaining a lower power consumption envelope can solve these challenges.

Below are some of the key design challenges in the semiconductor IoT industry:

•	Power consumption. A fundamental design challenge for IoT devices is to minimize the power consumption of small devices while increasing their processing performance, connectivity and intelligence.

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Intelligence. Increasingly, IoT devices need to be able to monitor multiple sensors, synthesize data from those sensors, and make rapid decisions on-chip in real-time, bolstering the need for embedded power-efficient sensing and AI products. AI is especially valuable on the device itself next to the source of the data, greatly reducing the response time and increasing value and privacy to the end user.

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Integration. Given size constraints, IoT vendors increasingly opt for highly integrated SoCs to drive their devices, as opposed to complex designs with many discrete functionalities. Microcontrollers, sensors, radios, memories, power management and AI accelerators increasingly need to be integrated into smaller, single-chip devices.

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Interaction with the outside world. IoT devices increasingly need to interact with the outside world using sensing, actuation, and wireless technologies, driving the need for circuits with both analog and digital functionalities.

To solve these challenges, IoT endpoint OEMs increasingly demand the most high-performing, power-efficient, integrated, and compact semiconductors. Our ultra-low-power products fundamentally address our end customers’ needs for low-power processing, connectivity, and AI. In addition, we believe that our disruptive low-power semiconductor design approach will address broader infrastructure markets that benefit from higher energy efficiency, such as data centers.

Our Market Opportunity

Most of our revenue today comes from SoCs that combine 32-bit MCUs with wireless connectivity and additional circuitry, such as graphics processing units, serial interfaces, analog-to-digital interfaces, and more. We expect to continue to expand beyond 32-bit MCUs into application processors and AI-enabled semiconductor products. Within the global chip industry, Gartner reports that the market for semiconductors geared towards IoT is expected to grow from $130.2 billion in 2021 to $246.2 billion in 2026, representing a CAGR of 14%.* According to Gartner, the IoT semiconductor market for 32-bit MCUs is expected to grow from $5.8 billion in 2021 to $12.8 billion in 2026, representing a CAGR of 17%.* In addition to 32-bit MCUs, we intend to address the market for application processors, which provide more computing capacity for various applications.

According to Gartner, the application processor market for select applications we address today in the IoT space is expected to grow from $6.2 billion in 2021 to $10.5 billion in 2026, representing a CAGR of 11%.** The IoT wireless connectivity semiconductor market which includes Bluetooth, WiFi and other connectivity standards, is expected to grow from $5.8 billion in 2021 to $12.0 billion in 2026, representing a CAGR of 16%. We believe we can address a significant portion of these markets with our SoC products.

We also address the market for AI-enabled semiconductor products. According to Gartner, the overall market for AI-enabled semiconductors is expected to grow from $34.8 billion in 2021 to $86.1 billion in 2026, representing a CAGR of 20%.*** Within this overall AI semiconductor opportunity, the market for select IoT endpoints is expected to grow from $3.2 billion in 2021 to $17.9 billion in 2026, representing a CAGR of 41%.*** Much of AI semiconductor market is expected to be embedded into devices such as application processors, graphics processors (“GPUs”) and MCUs. Many of our MCU-based products today already run various AI processing models and we have additional AI-enabled and AI-centric products in development. In addition, the market for discrete AI accelerators geared towards IoT is expected to grow from $0.1 billion in 2021 to $1.2 billion in 2026, representing a CAGR of 55%, and we can address this market as well.***

Charts/graphics created by Ambiq Micro, Inc. based on Gartner research. Source: Gartner, Inc., Forecast: AI Semiconductors, Worldwide, 2020-2026, May 2022; Forecast: IoT Semiconductors, Worldwide, 1Q22 Update, April 2022; Semiconductor and Electronics Forecast Database, Worldwide, 1Q22 Update, March 2022. Calculations performed by Ambiq Micro, Inc.

Opportunities in Core Markets

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Wearable and Hearable Devices. Wearable devices, mainly smartwatches and fitness bands, and hearable products, such as wireless earphones and hearing aids, must be comfortable, fashionable, portable and easy to use to keep up with growing consumer demands. In addition, these devices increasingly embed a significant amount of functionality while maintaining a longer battery life and small size. Our low-power MCU-based SoC products act as central control units of many wearable devices, or are implemented as co-processing products. They offer power-efficient communication, better display and voice capabilities, always-on, real-time information as well as seamless connectivity to other smart devices like mobile phones and home appliances. In addition, our products incorporate AI processing such as voice activation and activity recognition and tracking. Today, we generate a majority of our revenue in the wearables market. According to IDC, the wearable device market was approximately 547.3 million units in 2021 and is expected to grow to 801.7 million units in 2026, representing a CAGR of 8%. Within this market, watches are expected to grow from 134.0 million devices in 2021 to 216.0 million devices in 2026, representing a CAGR of 10%, and hearable devices are expected to grow from 348.9 million in 2021 to 521.1 million in 2026, representing a CAGR of 8%.

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Industrial IoT. Industrial IoT devices cater to commercial applications such as manufacturing, supply chain logistics, smart metering and other end-uses. These products typically help perform critical functions such as predictive maintenance, productivity monitoring, asset tracking and inventory management. Our products enable AI-driven predictive maintenance for hard-to-access legacy industrial assets, connected wearables for workers at large industrial sites, sensor-assisted technologies in outpatient health monitoring, livestock management and LPWA (low-power wide area) IoT products to deploy IoT remotely without relying on existing telecom infrastructure. According to Gartner, the IoT device installed base related to Manufacturing and Natural Services is expected to grow from 644.4 million units in 2021 to 2.9 billion units in 2031, representing a CAGR of 16%.****

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Smart Homes and Buildings. Smart homes, or fully connected household environments, enable voice-activated remote control of heating and thermostats, smart meters, lighting, security, and a multitude of other appliances from their smart devices. Our products enable various applications such as AI-enabled voice-controlled smart remotes, FIDO (fast identify online) fingerprints biometric security cards, biometric credentials for physical and logical access, and smart locks. According to Gartner, the IoT device installed base related to Smart Home and Smart Buildings is expected to grow from 1.7 billion devices in 2021 to 4.8 billion devices in 2031, representing a CAGR of 11%.**** We expect to continue to develop our SPOT technology to enable energy-efficient integrated SoCs for machine-vision type of applications such as security cameras and safety monitoring in smart homes and buildings.

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Augmented and Virtual Reality. The market for augmented and AR/VR is expected to continue to grow rapidly as consumers and enterprises embrace immersive use cases such as gaming, entertainment, education, expert assistance and manufacturing. According to IDC, global AR/VR hardware shipments are expected to grow 11.2 million units in 2021 to 50.5 million units in 2026, representing a CAGR of 35%. One of the biggest challenges in AR/VR and Metaverse adoption is power efficiency, starting from compute- and graphics-intensive headmount headsets that require frequent battery recharging or clunky wired cable connections. In addition, cloud-based power consumption is also expected to increase. According to Intel, to enable the Metaverse concept, up to 1,000x increase in power is needed over current collective computing capacity. We believe our low-power semiconductor products will be critical in enabling processing, graphics, connectivity and AI functionality in this market due to our fundamental power efficiency advantages.

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Automotive. We believe we can further design and optimize our technology for use in automobiles, which inherently require fundamentally lower-power products throughout the car than have historically been designed using conventional power techniques. While we do not currently address this market, we intend to develop products for the automotive market using our expertise in low-power processing and complex integrated design.

Our Technology

To solve the overlapping challenges of increased performance and functionality at fundamentally lower power consumption, we have developed SPOT, a proprietary low-power platform. This platform operates standard transistors in an ultra-low-power mode to build reliable, robust semiconductors that consume less energy in a cost-effective and mainstream manufacturing process. In addition to the SPOT platform, we use a set of related low-power hardware architecture and software techniques that enable ultra-low product power and faster time to market. The combination of these technologies enables substantial power savings without requiring end customers to significantly redesign their end products. Each of these key technologies is detailed in the subsequent discussion.

Basics of Sub-Threshold Design

Every electronic circuit is made up of a number of transistors that work together to perform a set of functions. In conventional digital design, these transistors are operated like a switch. They are changed between “on” and “off” states to signal digital “0” and “1” values. This “super-threshold” operating mode is achieved by switching the transistors between a voltage of 0 Volts and a much higher supply voltage (e.g., 0.8 Volts or 1.2 Volts) that is well above the turn-on voltage of the transistor (known as the threshold voltage). While this “super-threshold” operating mode gives robust operation, it requires significant power overhead given the extremely high dependence of switching power on voltage.

Power consumption can be significantly reduced by dropping supply voltage from the conventional high value (e.g., 0.8 Volts or 1.2 Volts) to a lower value (e.g., 0.3 Volts or 0.5 Volts). Though the conventional high supply voltages have long been considered fundamental limits, it is possible to operate at supply voltages near or below the threshold voltage (i.e., the “turn on” voltage) of the transistor. When the supply voltage is close to the threshold voltage of the transistor, the circuit is operating in “near-threshold” mode. When the supply voltage drops below the threshold voltage of the transistor, the circuit is operating in “sub-threshold” mode. Note that the benefits and challenges are similar for both near-threshold and sub-threshold operation, so we use the term “sub-threshold” to encompass both modes of operation in the following discussion.

As an example, dropping supply voltage from 0.8 volts to 0.3 volts reduces power by a factor of 7. While the benefit is significant, operating at sub-threshold voltage levels while achieving required performance has historically been extremely challenging.

Historical Challenges of Sub-threshold Technologies

Historically, sub-threshold devices have been very difficult to design and manufacture in a scalable way due to fundamental transistor and circuit design challenges. Below are some of the difficulties we experienced with sub-threshold commercialization:

•	Difficulty modeling and simulating transistors accurately in the non-standard sub-threshold region;

•	High sensitivity to small manufacturing variations, which can lead to large performance deviations and functional failure on the production test line;

•	High sensitivity to environmental variations (e.g., temperature, voltage, and light variations), which can lead to performance issues and functional failure in the field; and

•	Lack of circuit designers familiar with sub-threshold concepts and lack of design intellectual property (IP) and computer-aided design tool flows capable of supporting sub-threshold operation.

Ambiq SPOT Platform

Our SPOT platform is a collection of dozens of proprietary techniques designed to solve the typical challenges associated with sub-threshold technologies. Given the disruptive approach to basic circuit building-block design, we developed new analog, digital and memory architectures while utilizing standard communication interfaces, packages, design flows and manufacturing processes.

We have spent over 12 years since our incorporation building our sub-threshold expertise, re-usable design IP and patent portfolio. Specifically, we have developed wide-ranging architectures, building blocks, and methodologies for digital circuits, analog circuits, and memories, accumulating significant expertise and IP related to product design, validation and production testing, which has been proven across millions of units of production volume. We believe that our 12 years of design expertise and know-how in sub-threshold design provides us with a significant competitive advantage.

While many high-end processor companies are able to increase performance or decrease power consumption with advanced geometries, such as seven- and five-nanometer technologies, these manufacturing processes are typically not cost-effective for IoT devices. With our SPOT platform, we are able to manufacture our products at more cost-effective technology nodes, such as 22 nanometer, while greatly reducing power consumption. We believe as we continue to move to more advanced nodes, we will generate additional performance and energy-efficiency benefits, and potentially address more demanding applications.

Above is a diagram of our low-power technologies, which span hardware, software and product layers. The SPOT platform itself lies in the hardware layer, and is combined with a range of important low-power solutions we have developed to complement or enhance the platform. These solutions encompass both hardware and software and include:

•	BlueSPOT® is our ultra-low-power Bluetooth Low Energy technology. It enables our products to communicate with outside circuitry in a power-efficient manner.

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SecureSPOT® natively enables robust security features such as secure boot, secure key management, secure over-the-air updates, anti-rollback, secure patching and recovery, leveraging our SPOT platform to deliver ultra-low-power security services to our SoC products.

•	TurboSPOT® is our ultra-low-power dynamic performance scaling technology that provides our end customers with the flexibility to increase MCU and memory clock speeds in certain demanding applications.

•	Voice-on-SPOT® is a complete, always-on, always-listening, voice-to-cloud solution for local voice commands and voice assistant integration in battery-powered IoT endpoint devices.

•	GraphiqSPOT® is our ultra-low-power graphics and display technology, delivering vivid graphic content and display rendering for highly energy-efficient always-on displays.

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NeuralSPOT® is in development and will be our set of SoC products enabling the development and deployment of power-efficient AI algorithms designed to run locally, improving response time, reducing wireless traffic and enhancing end-user privacy.

Additional Low-Power Hardware Architecture Techniques

In addition to our SPOT platform, we have developed a range of hardware architecture techniques that enable even lower power than sub-threshold operation alone. These techniques span ultra-low-power bus fabric architectures, clocking architectures, analog circuit architectures and beyond. Many of these techniques are protected by patents while others are integrated in proven design IP or are protected as trade secrets.

End Customer Enablement and Additional Low-Power Software Techniques

While the SPOT platform and related low-power hardware architecture techniques are critical factors in enabling low power, it is our software that fully unlocks those capabilities. Our AmbiqSuite software development kit (SDK), in conjunction with our evaluation boards, allows end customers to rapidly take advantage of our low-power products. The SDK is a complete software platform which includes a wide range of power-optimized functions as well as code that demonstrates the use of these low-power functions and other capabilities. In addition, we supply a full range of documentation for each product. Approximately 27% of our engineering force is focused on software development and we expect to continue to invest in this component of our business.

Our Competitive Strengths

We believe our core competitive strengths include the following:

Exclusive focus on foundational low-power technology. We are exclusively focused on low-power, sub-threshold power technology, which is our leading differentiator and top development priority. We have spent over 12 years developing our SPOT platform, which enables our products to consume a demonstrated three to six times less power than traditional super-threshold technologies at the same manufacturing geometries. Our SPOT platform is comprised of dozens of individual design techniques which are difficult to replicate, complemented by overall low-power design expertise know-how and our AmbiqSuite SDK that makes it easy for our end customers to implement our products. We believe our exclusive focus on low-power technologies and our culture of continuous innovation gives us an edge over our competitors who focus on a number of different priorities.

Extensible technology platform. We believe our SPOT platform is fully extensible to a wide variety of semiconductor markets in need of fundamentally greater power efficiency, in both battery-operated markets and wall-powered applications, as we can apply our technology to products such as MCUs, application processors, MPUs, GPUs, AI accelerators, connectivity and complex chipsets that combine a number of products into complex SoCs. Our technology is valuable to battery-operated markets, extending time between charges, and wall-powered applications such as data centers, high performance compute and industrial infrastructure.

Proven demand from a blue-chip end customer base. We have demonstrated strong end customer growth with technology leaders such as Huawei, Google/Fitbit, Garmin and others, which has validated the maturity of our technology platform and robustness of our product offering. Once designed in, our products enable our end customers to achieve higher levels of energy efficiency with a combination of increased battery life, new/additional features, and better performance. After release into the market, we believe there is little incentive to change to competitor products since the end customer products would be regressing in capabilities and battery life. We believe our end customers would not release an Ambiq-based model with multiple weeks of battery life and then release the same model based on a competitor with just days of battery life. In addition, our end customers can spend up to one year working with Ambiq on the design, optimization, and productization of their products. Moving to a competitor would require a similar amount of resources and time commitment. Our competitors’ offerings also require our end customers to use different hardware and software, so change is difficult once the decision is made to use Ambiq. In addition, we work with our end customers at the front end of their design cycles, helping them develop next-generation products. The collaborative nature of these relationships provides us with enhanced visibility into our end customers’ future requirements, allowing us to expand our business and increase our content in future products.

Scalable design and strategic manufacturing relationships. Despite our disruptive approach to circuit design, we have focused on leveraging existing, established design flows and outsourced manufacturing, facilitating significant scalability and pin-to-pin compatibility. For the past 12 years, we have partnered with world-class semiconductor foundry partners such as TSMC for our products in 180-nanometer, 90-nanometer, 40-nanometer and 22-nanometer low-power geometries (with strategic partnerships in the latter two geometries). We believe we are a marquee customer for TSMC, with whom we collaborate closely on foundational low-power technology. We are able to leverage TSMC’s mature fabrication processes, which is more cost-effective than bleeding-edge designs, and still provide products that consume a fraction of power that our competitors require for their parts. We also work closely with top-tier back-end partners such as ASE Group for the test and assembly of our products. Through these long-standing strategic partnerships, we are able to quickly scale production using mainstream semiconductor manufacturing and wafer scale integration and reduce our capital expenditures without compromising the quality of our products.

Top industry talent, experienced management team and engineering-focused culture. We believe the engineering and design talent of our employees is critical to our success. As of December 31, 2021 we had 148 employees, with engineers comprising approximately 71% of our total workforce. In recognition of our engineering focus and talent base, we have won a number of prestigious awards, including “IoT Company of the Year” by Tech Breakthrough Organization in 2021, “Artificial Intelligence Excellence” award by The Business Intelligence Group in 2021, and “Big Innovation” Award by the Business Intelligence Group in both 2021 and 2022 for our SPOT platform.

Our Strategy

Extend our technology to new markets. We believe our SPOT platform and low-power design expertise is applicable to a wide variety of semiconductor products and markets in need of greater power efficiency at comparable performance level and manufacturing geometry. While we have a strong position in the wearable computing market today, we have started to penetrate markets in industrial IoT and smart home and smart buildings, which we intend to accelerate. In addition, we have end customers in the evaluation stage of our products for AR/VR markets. In the future, we also intend to expand into wall-powered markets outside of IoT that may need greater energy efficiency. These markets could include data center infrastructure, high-performance computing, graphics and AI.

Expand our end customer base. To accelerate our market and end customer base expansion, we intend to continue investing in our sales and field application engineer teams, deepening and expanding our distributor relationships, deepening our partnerships and increasing marketing investments.

Continue to innovate and perfect our technology. We intend to continue driving innovation in sub-threshold and related low-power technologies and intend to deliver unprecedented low-power hardware and software products in key problem areas for our end customers including AI, audio, connectivity and more. In addition to continued fundamental design improvements, we also intend to partner with leading foundries such as TSMC on more advanced manufacturing nodes, further resulting in energy efficiency savings. We also intend to focus on the quality and reliability of our offerings across various environments and applications, while enabling easy-to-integrate, complete products to our end customers via software development kits and other development tools.

Increase the range of functions integrated in our product portfolio. We intend to continue to broaden our product portfolio by expanding the application and capability reach of our SPOT platform. We intend to continue perfecting and developing capabilities in compute, wireless connectivity, including Bluetooth and other standards such as WiFi, voice-specific interfaces, AI, memories, wireline connectivity and analog circuitry. To further showcase and extend the penetration of our key technology, we are also working on value-added software and products that enable end customers to maximize the value of our low-power technology.

Deepen relationships with current end customers. We plan to continue to grow our relationships with our existing end customers, which will allow us to better understand our end customers’ product needs and be able to offer and develop additional application-specific features, such as AI processing capabilities. Deeper relationships will also allow us to be better positioned for our end customers’ future product generations. For instance, a number of our wearable end customers currently use our SoC products as co-processors for use cases such as low-power always-on sensor processing, while others use our products as primary processors. We intend to migrate some of our co-processor designs into primary-processor engagements, which would allow us to increase our average selling price and content. In addition, many of our end customers sell a variety of products in addition to wearable devices. We also intend to leverage our existing relationships with those end customers to penetrate new product categories.

Expand joint development opportunities, partnerships and offerings across the ecosystem. We intend to foster the IoT ecosystem by partnering with strategic suppliers and vendors to advance our technology and expand the usage of our SPOT platform. Over the last 12 years, we have accumulated a deep understanding of our end customers’ system-level challenges to develop increasingly more complex, energy-efficient, and environmentally friendly products. We have helped our end customers and partners to meet those challenges by collaborating on innovations and improvements throughout the design processes. We also intend to continue to invest in our software products, including fully-functional SDKs, which enable end customers to differentiate their product offerings and reduce time to market.

Our Products

Our products today primarily include complex SoCs that integrate processors such as MCUs, wireless and wireline connectivity, power management, sensing and additional circuitry. We continuously enhance our product families with additional integrated functionality, which also leverages our SPOT platform, resulting in significant power savings without compromising performance.

Current Products

•

Artasie Real-Time Clock (RTC): Our first product incorporating our SPOT platform was an RTC, a device that functioned as an extremely low-power “keep-alive” source for the system, operating in nanoamps, bypassing the need for the main MCU to consume power when the system was asleep.

•

Apollo, Apollo2, Apollo3 and Apollo3 Blue SoC Families: Starting in 2015, we released the first generation of our core Apollo family, in the form of an MCU-based SoC that delivered 10x power savings compared with competitors. The follow-on Apollo2 and Apollo3 generations delivered more than a two-fold improvement in both performance and power consumption while also introducing the SecureSPOT and BlueSPOT technologies and supporting Ambiq’s end customers in developing their first neural network-based AI incorporating the Apollo family.

•

Apollo4 and Apollo4 Blue SoC Family: We reached another milestone with the Apollo4 family of SoCs, which delivers a two-fold performance improvement while further reducing power consumption. It also offers a significant increase in memory capacity, advanced graphics and display performance incorporating a dedicated GPU. Apollo4 incorporates more advanced AI-powered features, including speech-based user interfaces, image classification, and complex activity recognition. The Apollo4 Plus variant extends the graphics and memory capacity/performance to meet the growing demand for high-end smartwatch and display-based IoT products. The Apollo4 family includes “Lite” versions which expand our market penetration by offering more cost-effective products.

Products Under Development

•

Apollo5 and Apollo6: These next generation flagship wireless SoCs built on the low-power SPOT platform are expected to bring a significant increase in processor and graphics compute performance. These product generations are expected to introduce extended low-power connectivity and audio capabilities enabling voice calling and music playback.

•

Atomiq: We are designing an AI-enhanced SoC delivering high power-efficient performance for audio and imaging devices. It is expected to feature a high-performance main processor with complementary high-performance Digital Signal Processors and ultra-low-power neural network accelerators, delivering unprecedented AI performance to endpoint devices.

Our technology can be applicable to additional product functionalities such as complex application processors, 3D graphics, low-power WiFi, GPS and cellular technology. While we started to integrate AI functionality into our products, we intend to develop dedicated energy-efficient AI accelerator cores to enable extremely low-power AI-driven voice, video, and other functionality directly on the device.

Our Customers

We work closely with our OEM and ODM end customers throughout their design cycles, and we are able to develop long-term relationships with them as our technology becomes embedded in their products. As a result, we believe we are well-positioned to be designed into their current products and to continually develop next-generation low-power products for their future products. During the year ended December 31, 2021, we sold our products to more than 100 end customers via third-party distributors and to a lesser extent through resellers or direct sales. Our major end customers in 2021 included, among others, Garmin, Huawei, Oppo and Xiaomi.

We usually fulfill our OEM and ODM end customers through select distributors. We have relationships with distributors such as Kaga Electronics, Chief Tech Electronics and Ameston Electronics (Hong Kong). For the year ended December 31, 2020, sales of our products to Kaga FEI Electronics Pacific Asia Ltd., Chief Tech Electronics and Ameston Electronics (Hong Kong) accounted for approximately 14%, 18% and 32% of our revenue. Revenue from these same distributors comprised 30%, 14% and 8% of our revenue for the year ended December 31, 2021, respectively.

In addition to our direct OEM and ODM relationships, we also address a significant portion of our business through demand creation by our distribution and reseller network, which we intend to continue to broaden in the future.

We currently rely, and expect to continue to rely, on a limited number of end customers for a significant portion of our revenue. For the years ended December 31, 2021, and 2020, our top ten end customers accounted for 92% and 91% of our revenue, respectively, based on the sell-through information provided to us from our distributors. We believe revenue attributable to our largest end customer, Huawei, accounted for approximately 34.8% and 60.8% of our revenue for the years ended December 31, 2021, and 2020, respectively. In addition, two other end customers accounted for 18.0% and 9.9%, respectively, of our revenue for the year ended December 31, 2021. No other single end customer directly or indirectly accounted for more than 10% of our revenue in the year ended December 31, 2021.

Sales to end customers in Asia accounted for 65% and 93% of our revenue in the years ended December 31, 2021, and 2020. Because many of our end customers or their ODMs are located in Asia, we anticipate that a significant portion of our products will continue to be sold in Asia.

Sales and Marketing

We typically engage with our end customers directly using a combination of a direct sales force and field application engineers. We typically fulfill sales to our end customers through third-party distributors. We also engage with a number of smaller end customers directly.

We have a direct sales force and field application engineers in Asia, United States and Europe to support our major OEM and ODM end customers. We have sales and marketing teams located near our existing OEM and ODM end customers and larger service providers in China, the United States (serving North America), Japan, Poland, Taiwan and Singapore. Our salesforce has varied end-market expertise.

We have relationships with distributors and third-party sales representatives throughout Asia, including in particular in Taiwan, Korea, Japan, Singapore and China, as well as in the United States and Europe. We selected these independent distributors and representatives based on their ability to provide effective field sales, marketing communications and technical support for our products. Following initial sales efforts, these third-party distributors assist predominantly in fulfillment of orders from our end customers.

Our sales have historically been made on the basis of purchase orders rather than end customer specific, long-term agreements. Our material terms and conditions are generally consistent with general industry practice, but vary from end customer to end customer. We typically receive purchase orders 16 weeks ahead of the end customer’s desired delivery date, however this can extend up to 36 weeks in times of global supply constraints.

Our marketing team focuses on our products strategy and roadmaps, product marketing, new product introduction processes, demand assessment and competitive analysis, marketing communication and public relations. This includes development and coordination with engineering teams on the overall go-to-market and customer enablement collateral such as reference/evaluation platforms, documentation and SDKs.

Manufacturing

We operate a fabless business model and use third-party foundries plus packaging and testing contractors to manufacture, assemble and test our semiconductor products. This outsourced manufacturing approach allows us to focus our resources on the design, sale and marketing of our products. In addition, we believe that outsourcing our manufacturing activities provides us with the flexibility needed to respond to new market opportunities, simplifies our operations and significantly reduces our capital commitments.

We subject our third-party manufacturing contractors to qualification requirements to meet our products’ high quality and reliability standards. We carefully qualify each of our partners and their processes before applying the technology to our products. Our engineers work closely with all our manufacturing partners to keep material flowing quickly and consistently, with high quality. All sides look for continuous improvements to lower product costs by, for example, optimizing flow steps and improving yields.

•	Wafer Fabrication. We currently utilize a wide range of semiconductor process generations to develop and manufacture our products. For semiconductor wafer production, we use TSMC.

•	Packaging and Testing. Upon the completion of processing at the foundry, we use third-party contractors for packaging and testing, including ASE, KYEC, Sigurd, TFME, and Greatek in Taiwan and China.

Given the disruptive nature of our technology and design, we have historically worked very closely with our manufacturing partners to ensure they provide high quality fabrication, as well as outstanding support team for excursion response, and continuous improvement. For instance, we worked with TSMC to identify the source of excessive leakage in circuits and quickly optimized the process to resolve it. In addition, to ensure the highest reliability, sub-threshold circuits built on our SPOT platform have been subjected to the same testing standards of super-threshold technologies, including those that measure performance in extreme conditions over extended periods. We believe our ability to work closely with our third-party partners to optimize the production processes used by our technologies provides us with a meaningful competitive advantage.

Research and Development

We believe that our success depends in large part on our ability to enhance our existing proprietary SPOT platform, expand our low-power SoC product portfolio, develop new innovative products based on our SPOT platform, and integrate additional capabilities to serve our existing and future target markets. We engage in research and development efforts in four core areas:

•	Core SPOT platform;

•	Digital, analog, and radio-frequency chipset design (including MCUs, GPUs, AI accelerators, wireless connectivity, power management, audio, and sensing);

•	Software development (including connectivity, graphics, security, and audio); and

•	System-level solutions development (including algorithms, reference hardware, reference software, and end customer design references).

Our research and development team comprises highly skilled engineers and technologists with extensive experience in digital, mixed signal, and RF chipset design, system level architecture, and software development. We have assembled our engineering team in the United States (our headquarters in Austin, Texas and our California location), China (Shanghai and Shenzhen), Taiwan, and Singapore.

Our research and development expense was $36.1 million and $27.8 million for the years ended December 31, 2021 and 2020, respectively. We intend to continue to invest in research and development to support and enhance our existing low-power sub-threshold products and design and develop future product offerings.

Intellectual Property

We rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. As of March 31, 2022, we owned 34 issued U.S. patents, 9 pending U.S. patent applications, 8 pending foreign patent applications, and 3 Patent Cooperation Treaty applications. The issued patents in the United States generally expire beginning in 2033 through 2040. Our issued patents and pending patent applications relate to key sub-threshold analog and digital techniques and algorithms, memory techniques, circuits, and system-level optimization.

In addition to our own intellectual property, we also use third-party licenses for certain technologies embedded in our products. These are typically non-exclusive contracts provided under royalty-accruing or paid-up licenses. While we do not believe our business is dependent to any significant degree on any individual third-party license, we expect to continue to use and may license additional third-party technology for our products. We also invest in the latest commercially available software design and simulation tools, which enable us to leverage our intellectual property portfolio, improve time to commercialization, and deliver high-performance products.

We generally control access to and use of our confidential information by employing internal and external controls, including contractual protections with employees, consultants, customers, partners, and suppliers. Our employees and consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived or made in connection with the employment or consulting relationship. Despite our efforts to protect our intellectual property, unauthorized parties may copy or otherwise obtain and use our software, technology, or other information that we regard as proprietary intellectual property.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. We have in the past received and, particularly as a public company, we expect that in the future we may receive, communications liability for damages that may invalidate our proprietary rights and harm our business and our ability to compete. Any litigation, regardless of success or merit, could cause us to incur substantial expenses, reduce our sales and divert the efforts of our technical and management personnel. In the event we receive an adverse result in any litigation, we could be required to pay substantial damages, seek licenses from third parties, which may not be available on reasonable terms or at all, cease sale of our products, expend significant resources to develop alternative technology or discontinue the use of processes requiring the relevant technology.

Data Privacy and Security

Numerous data privacy and security obligations, including state, federal and foreign laws, regulations and standards govern the collection, use, access to, confidentiality and security of personal information, and could apply now or in the future to our operations or the operations of our partners. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil penalties and restrictions on data collections, transfers, and processing. Such obligations may include, without limitation, the Federal Trade Commission Act, the CCPA, the EU GDPR, the UK GDPR, and PIPL. Several states within the

United States have enacted or proposed data privacy laws. For example, Virginia passed the Consumer Data Protection Act, Colorado passed the Colorado Privacy Act and Utah passed the Consumer Privacy Act. Additionally, we are, or may become, subject to various U.S. federal and state consumer protection laws which require us to publish statements that accurately and fairly describe how we handle personal information and choices individuals may have about the way we handle their personal information.

The CCPA and EU GDPR are examples of the increasingly stringent and evolving regulatory frameworks related to personal information processing that may increase our compliance obligations and exposure for any noncompliance. For example, the CCPA imposes obligations on covered businesses to provide specific disclosures related to a business’s collecting, using, and disclosing personal information and to respond to certain requests from California residents related to their personal information (for example, requests to know of the business’s personal information processing activities, to delete the individual’s personal information, and to opt out of certain personal information disclosures). Also, the CCPA provides for civil penalties and a private right of action for data breaches which may include an award of statutory damages. In addition, the CPRA, operative January 1, 2023, will expand the CCPA. The CPRA will, among other things, give California residents the ability to limit use of certain sensitive personal information, establish restrictions on personal information retention, expand the types of data breaches that are subject to the CCPA’s private right of action, and establish a new California Privacy Protection Agency to implement and enforce the new law.

Foreign data privacy and security laws (including but not limited to the EU GDPR, UK GDPR, and PIPL) impose significant and complex compliance obligations on entities that are subject to those laws. As one example, the EU GDPR applies to any company established in the EEA, and to companies established outside the EEA that process personal information in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. These obligations may include limiting personal information processing to only what is necessary for specified, explicit, and legitimate purposes, requiring a legal basis for personal information processing, requiring the appointment of a data protection officer in certain circumstances, imposing transparency obligations to data subjects, requiring data protection impact assessments in certain circumstances, limiting the collection and retention of personal information, providing certain rights for data subjects related to their personal information, imposing specific standards for data subject consents, requiring the implementation and maintenance of technical and organizational safeguards for personal information, mandating notice of certain personal information breaches to the relevant supervisory authority(ies) and affected individuals, and mandating the appointment of representatives in the UK and/or the EU in certain circumstances. Some of these laws and regulations authorize the governing agencies to investigate companies under their jurisdiction to ensure compliance, and to impose fines and other measures against companies who are not in compliance.

Competition

The markets for semiconductors generally are intensely competitive. We anticipate that the market for our products will continually evolve and will be subject to rapid technological change. We believe the principal competitive factors in our industry are:

•	Power consumption and battery life;

•	Product capabilities, functionality and performance;

•	Product size;

•	Level of integration;

•	End customer support;

•	Reliability;

•	Ability to rapidly introduce new products to market;

•	Price;

•	Intellectual property; and

•	Software capabilities.

We believe that we are competitive with respect to these factors, particularly because our SPOT platform enables our products to have significantly lower power than alternative products. Our products are manufactured in standard CMOS which generally enables us to supply them on a relatively rapid basis to end customers to meet their product introduction schedules. However, the disadvantages we face include our relatively short operating history in certain of our markets, as well as the fact that many of our competitors are larger companies with longer operating histories.

Today, we generally compete with large MCU vendors, such as Infineon, Microchip, NXP, Renesas, Silicon Laboratories, STMicroelectronics, Texas Instruments, and others. In addition, we also compete with connectivity players such as Dialog Semiconductor (now Renesas), Nordic Semiconductor, Synaptics and Telink. In addition, we sometimes compete (and other times work alongside in certain designs) with connected processor platform players such as Qualcomm.

We expect to face competition in the future from our current competitors, other manufacturers and designers of semiconductors, and start-up semiconductor design companies. Our competitors may also offer bundled products offering a more complete product, which may negatively impact our competitive position despite our products’ technical merits or advantages. In addition, our end customers could develop products or technologies internally that would replace their need for our products and would become a source of competition.

Many of our competitors and potential competitors have longer operating histories, greater name recognition, access to larger end customer bases, complementary product offerings, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. Current and potential competitors have established or may establish financial and strategic relationships between themselves or with our existing or potential end customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share.

Employees

As of December 31, 2021, we had 148 full-time equivalent employees located in the United States, China, Taiwan and Singapore, including 105 in research and development (including 28 in software and system-level design), 17 in sales and marketing, 14 in general and administrative, and 12 in operations. We consider relations with our employees to be good and have never experienced a work stoppage. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.

Facilities

Our principal executive offices are located in a leased facility in Austin, Texas, consisting of approximately 12,500 square feet of office space under lease that expires in June 2023. This facility accommodates our principal engineering, sales, marketing, operations, finance, and administrative activities. We also lease offices in Taiwan and China. We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available on commercially reasonable terms for lease to meet future needs.

Legal Proceedings

We are currently not a party to any material legal proceedings. We may from time to time become involved in litigation relating to claims arising from our ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of April 30, 2022:

Name	Age	Position
Executive Officers
Fumihide Esaka	59	Chief Executive Officer and Chairman of our Board of Directors
Sean Chen	53	President and Director
Scott Hanson	38	Chief Technology Officer and Director
Paul Rolls	60	Chief Revenue Officer

Non-Employee Directors
Wen Hsieh	49	Director
Edward Hill	54	Director
Ker Zhang, Ph.D.	59	Director
Huang Lee	44	Director
Kim Stevenson	59	Director

Executive Officers

Fumihide Esaka has served as our Chief Executive Officer and as a member of our board of directors since December 2015. Prior to joining Ambiq, Mr. Esaka served as chief executive officer of Transphorm Inc., a global semiconductor development company, from June 2013 to November 2015 and president and chief executive officer of Nihon Inter Electronics Corporation (NIEC) from June 2010 to May 2013. Mr. Esaka holds a B.A. in electrical engineering and computer science from the University of California San Diego. We believe that Mr. Esaka’s current role as our Chief Executive Officer and his extensive executive leadership and management experience at semiconductor companies qualify him to serve on our board of directors.

Scott Hanson founded Ambiq and has served as our Chief Technology Officer since February 2013. Previously, Dr. Hanson served as our CEO from January 2010 to January 2013. Dr. Hanson has served on our board of directors since January 2010. Dr. Hanson has won numerous awards, including the ECE Alumni Rising Star Award and Arbor Networks Ph.D. Research Impact Award from University of Michigan. Dr. Hanson holds a BSE in electrical engineering, a MSE in electrical engineering and a Ph.D. in electrical engineering from the University of Michigan. We believe that Dr. Hanson’s role as our founder and Chief Technology Officer and his extensive knowledge of our technology qualify him to serve on our board of directors.

Sean Chen has served as our President since November 2016. Previously, Mr. Chen served as our Group V.P., Greater China and Global Operations from November 2015 to October 2016. Mr. Chen has over 20 years of semiconductor experience, and has previously served as Vice President of Marketing and Business Development at mCube, and held several management positions at various startups and at Nagevtech, Intel, IDT, and TSMC. Mr. Chen holds a M.S. in Chemical Engineering from the National Cheng-Kung University. We believe that Mr. Chen’s extensive experience in the semiconductor industry makes him well qualified to serve on our board of directors.

Paul Rolls has served as our Chief Revenue Officer since February 2022. Mr. Rolls previously served as executive vice president of sales and marketing for ON Semiconductor from July 2013 to June 2021, where he was responsible for global sales, sales operations, pricing and corporate marketing. He also served as senior vice president of worldwide sales and marketing at Integrated Device Technology Inc. from January 2010 to May 2012, where he was responsible for sales and marketing activities worldwide. Mr. Rolls holds a degree in Business Studies from the University of West London.

Non-Employee Directors

Wen Hsieh has been a member of our board of directors since November 2014. Mr. Hsieh also serves as General Partner of Kleiner Perkins since February 2006. Previously, Mr. Hsieh served as Associate Principal at McKinsey & Company from 2001 to 2006. Mr. Hsieh currently sits on the public company boards of AEye, Inc. and Desktop Metal Inc. Mr. Hsieh holds a B.S. with honors, M.S., Ph.D. in Electrical Engineering, and Ph.D. minor in Biology, all from the California Institute of Technology. We believe that Mr. Hsieh’s experiences in serving on public and private company boards, as well as his experience as a General Partner of Kleiner Perkins, qualify him to serve on our board of directors.

Edward Hill has been a member of our board of directors since October 2010. Mr. Hill has over 30 years of experience as an operator, investor, banker, and board member with technology companies. Mr. Hill has served as Managing Director, Venture Banking Group at Signature Bank of New York since April 2019 and Managing Director of Service Provider Capital, a venture capital firm, since February 2018. Previously, Mr. Hill was Managing Director, Technology Banking at Pacific Western Bank from July 2015 to March 2019; Managing Director at Mercury Fund and a partner with Sternhill Partners, both Texas-based venture capital firms, where he invested in and worked closely with pioneering startups in several emerging markets, including Wi-Fi, WiMAX, blade servers, and virtualization. Mr. Hill also managed broadband operations for BellSouth Internet Services during the initial deployment and growth of BellSouth’s broadband Internet service; consulted for Fortune 500 companies while with international consulting firm McKinsey & Co., focusing primarily on the communications industry; was an early employee with BroadBand Technologies, a venture-backed fiber-in-the-loop, telecom equipment manufacturer that went public in 1992, where he managed deployments throughout the U.S. and Puerto Rico. Mr. Hill also served as an Adjunct Professor at the Jones Graduate School of Business at Rice University where he taught a course on venture capital. Mr. Hill earned a B.S. in Electrical Engineering from N.C. State University and an MBA from The Amos Tuck School at Dartmouth College where he was named an Edward Tuck Scholar. We believe that Mr. Hill’s extensive experience, combining a deep understanding of innovation and technology markets and financing high-growth companies, qualify him to serve on our board of directors.

Ker Zhang, Ph.D. has been a member of our board of directors since August 2017. Dr. Zhang is a technology expert with over 30 years of hard tech experience as an engineer, executive, entrepreneur, CEO, Chairman, and investor. Dr. Zhang is currently an Entrepreneur in Residence at Kleiner Perkins, a position he has held since February 2018. Dr. Zhang is also the Executive Chairman of Crossbar Inc., a Kleiner Perkins portfolio company that develops innovative memory technology since April 2019. Dr. Zhang also has been a member of the board of Valens Semiconductor Co. since September 2021. Dr. Zhang also advises Intel Capital and served on the board of Keyssa on behalf of Intel. Prior to this, he was Vice President and General Manager of Intel’s CDMA product and development group from October 2015 to February 2018. Dr. Zhang was the CEO of VIA Telecom from 2002 until it was acquired by Intel in 2015. Dr. Zhang holds an M.S. in physics from the University of Massachusetts and a Ph.D. in Electrical Engineering from Worcester Polytechnic Institute. He holds 3 U.S. patents. We believe that Dr. Zhang’s experience and expertise in hardware engineering and years of senior management experience qualify him to serve on our board of directors.

Huang Lee has been a member of our board of directors since May 2018. Dr. Lee has served as the Founding Member and Managing Partner of Taiwania Capital since October 2017, where he focuses on smart enterprise software, cybersecurity, data and network infrastructure, AI, automation systems, advanced manufacturing, next-gen semiconductors, and automotive. Dr. Lee serves on the board of directors of several startups in Silicon Valley and is the advisor and former President of TAITA, one of the largest Taiwanese organizations connecting entrepreneurs, technologists, and investors between Taiwan and Silicon Valley. Dr. Lee was trained as an engineer and has published 50+ papers and patents with 1000+ citations. Dr. Lee holds a B.S. in electrical engineering and a Masters in Science in Communication Engineering from National Taiwan University and a Ph.D. in Electrical Engineering from Stanford University. We believe that Dr. Lee’s extensive experience in the tech market and knowledge of electrical engineering qualify him to serve on our board of directors.

Kim Stevenson has been a member of our board of directors since February 2022. Ms. Stevenson previously served as SVP and General Manager at NetApp, Inc. from January 2020 through August 2021 and as SVP and General Manager at Lenovo Group Limited from May 2017 through October 2018. Ms. Stevenson also currently sits on the board of directors for Mitek Systems, Inc., Skyworks Solutions, Inc. and previously sat on the board of Boston Private Financial Holdings, Inc. from October 2015 through July 2021. Ms. Stevenson has won numerous awards, most recently receiving the HMG Strategy 2021 Global Leadership Institute’s “Leading into the C-Suite” award, Technology Magazine’s #19 of the Top 100 Women in Technology 2021 and Constellation’s 2020 Business Transformation BT150 award. Ms. Stevenson holds a B.S. in accounting and finance from Northeastern University and an MBA from Cornell University. We believe that Ms. Stevenson’s experience serving on Mitek Systems, Inc. and Skyworks Solutions, Inc.’s boards, as well as her experience with public companies qualify her to serve on our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of eight members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling, and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Certain members of our board of directors were elected under the provisions of our Amended and Restated Voting Agreement entered into in February 2022 (the Voting Agreement), which will terminate upon the closing of this offering. Under the terms of our Voting Agreement, the stockholders who are party to the Voting Agreement have agreed to vote their respective shares to elect: (i) one director designated by a majority of holders of our Series A redeemable convertible preferred stock, which individual is initially Edward Hill; (ii) two directors designated by a majority of holders of our Series C redeemable convertible preferred stock, which individuals are initially Wen Hsieh and one vacancy; (iii) one director designated by a majority of holders of our Series E redeemable convertible preferred stock, which individual is initially Huang Lee; (iv) three directors designated by a majority of holders of our common stock, voting as a separate class, which individuals are initially Fumihide Esaka as CEO Director, Sean Chen as President Director and Scott Hanson; and (v) two directors designated by a majority of holders of our common stock and preferred stock, voting together as a single class on an as-if-converted to common stock basis, which individuals are initially Ker Zhang and Kim Stevenson. The Voting Agreement will terminate upon the closing of this offering, and upon the closing of the offering no stockholder will have any special rights regarding the election or designation of the members of our board of directors. Our current directors elected to our board of directors pursuant to the Voting Agreement will continue to serve as directors until their successors are duly elected and qualified by holders of our common stock.

Our board of directors has determined that              of our eight directors are independent directors, as defined under the              listing rules.

In accordance with the terms of our amended and restated bylaws, which will be effective immediately prior to the completion of this offering, our board of directors will be divided into three classes, Class I, Class II, and Class III, with members of each class serving staggered three-year terms.

Effective upon the closing of this offering, our board of directors will be comprised of              directors divided into the following classes:

•	Class I, which will consist of and , whose terms will expire at our first annual meeting of stockholders to be held after the completion of this offering;

•	Class II, which will consist of , , and , whose terms will expire at our second annual meeting of stockholders to be held after the completion of this offering; and

•	Class III, which will consist of , , and , whose terms will expire at our third annual meeting of stockholders to be held after the completion of this offering.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently              members and may be changed only by resolution by a majority of our board of directors. We currently anticipate that our board of directors will consist of              members prior to the completion of this offering. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least two-thirds (2/3) of our voting stock.

Director Independence

Under the              listing rules independent directors must comprise a majority of our board of directors as a listed company within one year of the listing date.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, including family relationships, our board of directors has determined that none of our directors, other than Fumihide Esaka, Sean Chen and Scott Hanson, has any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the              listing rules. Our board of directors has determined that Fumihide Esaka, Sean Chen and Scott Hanson by virtue of their positions as our Chief Executive Officer, President and Chief Technology Officer, respectively, are not independent under applicable rules and regulations of the U.S. Securities and Exchange Commission (the SEC) and the              listing rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Person Transactions.”

Role of our Board of Directors in Risk Oversight/Risk Committee

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our compensation committee also assesses and monitors whether our compensation plans, policies, and programs comply with applicable legal and regulatory requirements.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Our board of directors has adopted a charter for each of these committees, which complies with the applicable requirements of current              rules. We intend to comply with future requirements to the extent they are applicable to us. Following the completion of this offering, copies of the charters for each committee will be available on the investor relations portion of our website.

Audit Committee

Our audit committee consists of             ,             , and             . Our board of directors has determined that each of the members of our audit committee satisfies the independence requirements of              and Rule 10A-3 under the Exchange Act. Each member of our audit committee can read and understand fundamental financial statements in accordance with              audit committee requirements. In arriving at this determination, our board of directors has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

             serves as the chair of our audit committee. Our board of directors has determined that              qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the              listing rules. In making this determination, our board has considered             ’s formal education and previous experience in financial roles. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

The functions of this committee include, among other things:

•	evaluating the performance, independence, and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing our financial reporting processes and disclosure controls;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures, including the responsibilities, budget, staffing, and effectiveness of our internal audit function;

•	reviewing with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by us;

•

obtaining and reviewing at least annually a report by our independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy, and effectiveness of our financial controls and critical accounting policies;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention, and treatment of complaints received by us regarding financial controls, accounting, auditing, or other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•

reviewing and providing oversight of any related person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and

•	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of             ,             , and             .             serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and satisfies the independence requirements of             . The functions of this committee include, among other things:

•	reviewing and approving the corporate objectives that pertain to the determination of executive compensation;

•	reviewing and approving the compensation and other terms of employment of our executive officers;

•	reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

making recommendations to our board of directors regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by our board of directors;

•	reviewing and making recommendations to our board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•	reviewing and assessing the independence of compensation consultants, legal counsel, and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans, to the extent such authority is delegated by our board of directors;

•

reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements, and any other material arrangements for our executive officers;

•

reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing an annual report on executive compensation that the SEC requires in our annual proxy statement; and

•	reviewing and evaluating on an annual basis the performance of the compensation committee and recommending such changes as deemed necessary with our board of directors.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and              rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of             ,             , and             . Our board of directors has determined that each of the members of our nominating and corporate governance committee

satisfies the independence requirements of             .             serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:

•	identifying, reviewing, and making recommendations of candidates to serve on our board of directors;

•	evaluating the performance of our board of directors, committees of our board of directors, and individual directors and determining whether continued service on our board is appropriate;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	evaluating the current size, composition, and organization of our board of directors and its committees and making recommendations to our board of directors for approvals;

•	developing a set of corporate governance policies and principles and recommending to our board of directors any changes to such policies and principles;

•	reviewing issues and developments related to corporate governance and identifying and bringing to the attention of our board of directors current and emerging corporate governance trends; and

•

reviewing periodically the nominating and corporate governance committee charter, structure, and membership requirements and recommending any proposed changes to our board of directors, including undertaking an annual review of its own performance.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and              rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation, which will be effective upon the closing of this offering, limits our directors’ and officers’ liability to the fullest extent permitted under Delaware General Corporation Law (the DGCL). The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for any unlawful payment of dividends or redemption of shares; or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of our directors and officers shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (Securities Act), may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors

We intend to adopt a Code of Business Conduct and Ethics (the Code of Conduct), applicable to all of our employees, executive officers, and directors. The Code of Conduct will be available on our website at www.ambiq.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. The nominating and corporate governance committee of our board of directors is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers, and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Non-Employee Director Compensation

During the year ended December 31, 2021, each of the following individuals served on our board of directors as non-employee directors: Wen Hsieh, Edward Hill, Ker Zhang, Ph.D. and Huang Lee.

The following table presents all of the compensation awards to or earned by or paid to our named non-employee directors during the year ended December 31, 2021.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Ker Zhang	96,000	245,000	—	341,000

(1)

All of the option awards were granted under the 2010 Equity Incentive Plan (the 2010 Plan) and the 2020 Equity Incentive Plan (the 2020 Plan), the terms of which are described below under “Executive Compensation—Equity Benefit Plans—2020 Equity Incentive Plan” and “Executive Compensation—Equity Benefit Plans—2010 Equity Incentive Plan.” The amounts shown represent the grant date fair values of option awards granted in 2021 as computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 718. See Note 13, Stock Option Plan and Stock-Based Compensation, to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions used in the calculation. This amount does not reflect the actual economic value that may be realized by Dr. Zhang. As of December 31, 2021, Dr. Zhang held options to purchase 558,333 shares of common stock.

Mr. Hsieh, Mr. Hill and Dr. Lee were not compensated for their service on our board of directors during the year ended December 31, 2021. Mr. Esaka, Mr. Chen and Dr. Hanson each also served on our board of directors during the year ended December 31, 2021, but did not receive any additional compensation for their service as a director. See the section titled “Executive Compensation” for more information regarding the compensation earned by Mr. Esaka, Mr. Chen and Dr. Hanson.

We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors.

We expect to adopt a director compensation policy for non-employee director compensation that will become effective following the completion of this offering.

EXECUTIVE COMPENSATION

Our named executive officers, who consist of our principal executive officer and our two other most highly compensated executive officers, for the year ended December 31, 2021 were:

•	Fumihide Esaka, our Chief Executive Officer;

•	Scott Hanson, our Chief Technology Officer; and

•	Sean Chen, our President.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Fumihide Esaka	2021	475,334	—	2,014,508	74,185	2,564,027
Chief Executive Officer
Scott Hanson	2021	340,000	47,084	1,930,837	15,142	2,333,064
Chief Technology Officer
Sean Chen	2021	346,000	1,546	1,886,046	16,620	2,250,212
President

(1)

The amounts disclosed represent: (i) a discretionary holiday bonus of $1,422 and $1,546 paid to Mr. Hanson and Mr. Chen, respectively, and (ii) a discretionary bonus of $45,662 paid to Mr. Hanson in recognition of the number of units using SPOT that the company sold in 2021.

(2)

The amounts disclosed represent the aggregate grant date fair value of the awards granted to our named executive officers during 2021 under our 2020 Plan computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718). The assumptions used in calculating the grant date fair value of the stock options are set forth in Note 13 to our consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer.

(3)

The amounts disclosed represent: (i) for Mr. Esaka, $49,999 of US housing allowance, $5,790 for Singapore housing allowance, $3,500 for Singapore car allowance and $14,898 in short-term and long-term disability, life, medical, vision and dental insurance premiums, (ii) for Mr. Hanson, $15,143 in short-term and long-term disability, life, medical, vision and dental insurance premiums, and (iii) for Mr. Chen, $15,408 in short-term and long-term disability, life, medical, vision and dental insurance premiums and $1,212 in health savings account contributions.

Narrative to Summary Compensation Table

In setting executive base salaries and bonuses, we consider compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our stockholders, and a long-term commitment to us. We do not target a specific competitive position or a specific mix of compensation among base salary or bonus.

The base salaries for Messrs. Esaka, Hanson and Chen for 2021 were $475,334, $340,000 and $346,000, respectively.

Outstanding Equity Awards as of December 31, 2021

The following table sets forth information concerning outstanding equity-based incentive awards held by our named executive officers as of December 31, 2021.

	Option Awards
Name	Grant Date(1)	Vesting Commencement Date	Number of Securities Underlying Options (#) Exercisable	Number of Securities Underlying Options (#) Unexercisable		Exercise or Base Price of Option Awards ($/Sh)	Option Expiration Date
Fumihide Esaka	01/12/2016	12/01/2015	1,978,692	—		0.21	01/11/2026
	02/21/2019	02/21/2019	4,055,323	1,669,840	(2)	0.29	02/20/2029
	05/26/2021	05/26/2021	497,936	2,916,484	(3)	0.61	05/25/2031

Scott Hanson	05/07/2015	02/05/2015	431,991	—		0.21	05/06/2025
	10/02/2018	08/16/2018	2,043,515	408,704	(2)	0.29	10/01/2028
	02/21/2019	02/21/2019	2,961,940	917,705	(2)	0.29	02/20/2029
	05/26/2021	05/26/2021	477,254	2,795,351	(3)	0.61	05/25/2031

Sean Chen	11/03/2016	11/03/2016	1,559,229	—		0.21	11/02/2026
	02/21/2019	02/21/2019	3,261,063	1,342,792	(2)	0.29	02/20/2029
	05/26/2021	05/26/2021	466,183	2,730,505	(3)	0.61	05/25/2031

(1)	Options shown in the table with grant dates before 2020 were granted under our 2010 Plan and options shown in the table with grant dates in 2021 were granted under our 2020 Plan.
(2)

25% of the options vest on the one-year anniversary of the vesting commencement date and thereafter the remaining 75% of the options vest in equal monthly installments over thirty-six months, subject to the named executive officer’s continuous service with us. If we are subject to a change in control (as defined in the 2010 Plan) and the named executive officer’s continuous service to us has not terminated as of, or immediately prior to, the effective time of such change in control, then, as of the effective time of such change in control, the vesting and exercisability of the option will be accelerated in full, subject to the named executive officer timely executing and allowing to become irrevocable a general release of claims in our favor.

(3)

The options vest in equal monthly installments over 48 months measured from the vesting commencement date, subject to the named executive officer’s continuous service with us. If a change in control (as defined in the 2020 Plan) occurs and the named executive officer’s continuous service to us has not terminated as of the effective time of the change in control, then, as of the effective time of the change in control, the vesting and exercisability of the option will be accelerated in full, subject to the named executive officer timely executing and allowing to become irrevocable a general release of claims in our favor.

Agreements with Our Named Executive Officers and Potential Payments Upon Termination or Change of Control

We have entered into offer letters with Mr. Esaka and Mr. Chen, the material terms of which are described below. We have not entered into an offer letter with Mr. Hanson. Each of our named executive officers has also executed our standard confidentiality and inventions assignment agreement.

Agreement with Fumihide Esaka

In November 2015, we entered into an offer letter with Fumihide Esaka, our Chief Executive Officer. The offer letter has no specific term and provides for at-will employment. Mr. Esaka’s current annual base salary is $500,000. In addition, under the terms of Mr. Esaka’s offer letter, we are required to reimburse him up to $50,000 per year (prorated for any partial year of employment) for out-of-pocket expenses he incurs in connection with his primary housing in Austin, Texas, subject to his timely submission of substantiation for such expenses to the Company in accordance with its reimbursement policies.

Agreement with Sean Chen

In September 2015, we entered into an offer letter with Sean Chen, our President. The offer letter has no specific term and provides for at-will employment. Mr. Chen’s current annual base salary is $349,000. In addition, under the terms of Mr. Chen’s offer letter, if he elects to attend an advanced management program with a leading business school, we are required to reimburse him for reasonable out-of-pocket expenses he incurs in connection with attending such program, subject to his continued employment with the company and timely submission of substantiation for such expenses to the Company in accordance with its reimbursement policies.

Potential Payments upon Termination or Change of Control

We do not currently maintain any agreements or arrangements under which our name executive officers are eligible to receive cash severance benefits. Certain options granted to our named executive officers are subject to acceleration of vesting and exercisability upon a change in control or a termination of the named executive officer’s employment under certain circumstances, as described in more detail above in the section titled “Outstanding Equity Awards as of December 31, 2021.”

Health, Welfare and Retirement Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including our life, medical, dental, and vision insurance plans and 401(k) plan (as described below), in each case on the same basis as all of our other employees. We currently do not contribute to a retirement plan on behalf of employees.

Nonqualified Deferred Compensation

None of our named executive officers participates in or has account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our board of directors may elect to provide our officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

401(k) Plan

We sponsor a qualified retirement plan that is intended to qualify for favorable tax treatment under Section 401(a) of the Code, and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee’s interest in his or her salary deferral contributions is 100% vested when contributed.

Equity Benefit Plans

2022 Equity Incentive Plan

In                , our board of directors adopted, and our stockholders approved the 2022 Plan. We expect our 2022 Plan will become effective on the date of this prospectus. Our 2022 Plan came into existence upon its adoption by our board of directors, but no grants will be made under our 2022 Plan prior to its effectiveness. Once our 2022 Plan becomes effective, no further grants will be made under our 2020 Plan.

Awards. Our 2022 Plan provides for the grant of incentive stock options (ISOs), within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options (NSOs), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to our employees, directors and consultants and any of our affiliates’ employees and consultants.

Authorized shares. Initially, the maximum number of shares of our common stock that may be issued under our 2022 Plan after it becomes effective will not exceed              shares of our common stock, which is the sum of (i)              new shares, plus (ii) an additional number of shares not to exceed              shares, consisting of (a) shares that remain available for the issuance of awards under our 2020 Plan as of immediately prior to the time our 2022 Plan becomes effective and (b) any shares of our common stock subject to outstanding stock options or other stock awards granted under our 2020 Plan that, on or after our 2022 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price. In addition, the number of shares of our common stock reserved for issuance under our 2022 Plan will automatically increase on January 1 of each year for a period of ten years, beginning on January 1, 2023 and continuing through January 1, 2032, in an amount equal to (1)         % of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year, or (2) a lesser number of shares determined by our board of directors no later than December 31 of the immediately preceding year. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2022 Plan is              shares.

Shares subject to stock awards granted under our 2022 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under our 2022 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under our 2022 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) to satisfy the exercise, strike or purchase price of a stock award; or (iii) to satisfy a tax withholding obligation in connection with a stock award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under our 2022 Plan.

Plan administration. Our board of directors, or a duly authorized committee of our board of directors, administers our 2022 Plan. Our board of directors may delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards; and (ii) determine the number of shares subject to such stock awards. Under our 2022 Plan, our board of directors has the authority to determine stock award recipients, the types of stock awards to be granted, grant dates, the number of shares subject to each stock award, the fair market value of our common stock, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under our 2022 Plan, our board of directors also generally has the authority to effect, with the consent of any materially adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (ii) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefor of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

Stock options. ISOs and NSOs are granted under stock option agreements adopted by the administrator. The administrator determines the exercise price for stock options, within the terms and conditions of our 2022 Plan, except the exercise price of a stock option generally will not be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2022 Plan will vest at the rate specified in the stock option agreement as determined by the administrator.

The administrator determines the term of stock options granted under our 2022 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the optionholder, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the administrator and may include (i) cash, check, bank draft or money order; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of our common stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration approved by the administrator.

Unless the administrator provides otherwise, options or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted stock unit awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted stock awards. Restricted stock awards are granted under restricted stock award agreements adopted by the administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock appreciation rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the administrator. The administrator determines the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under our 2022 Plan will vest at the rate specified in the stock appreciation right agreement as determined by the administrator. Stock appreciation rights may be settled in cash or shares of our common stock or in any other form of payment as determined by our board of directors and specified in the stock appreciation right agreement.

The administrator determines the term of stock appreciation rights granted under our 2022 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate upon the termination date. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance awards. Our 2022 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our common stock.

The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors at the time the performance award is granted, our board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other stock awards. The administrator may grant other awards based in whole or in part by reference to our common stock. The administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-employee director compensation limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $             in total value, except such amount will increase to $             for the first year for newly appointed or elected non-employee directors.

Changes to capital structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under our 2022 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of ISOs, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate transactions. In the event of a corporate transaction (as defined in the 2022 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant, any stock awards outstanding under our 2022 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction); and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our common stock.

Change in control. Stock awards granted under our 2022 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2022 Plan) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Plan amendment or termination. Our board of directors has the authority to amend, suspend, or terminate our 2022 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2022 Plan. No stock awards may be granted under our 2022 Plan while it is suspended or after it is terminated.

2022 Employee Stock Purchase Plan

In                 , our board of directors adopted, and our stockholders approved, our ESPP. We expect our ESPP will become effective on the date of this prospectus. The purpose of our ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP includes two components. One component is designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component permits the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws.

Share reserve. Our ESPP authorizes the issuance of              shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each year for a period of ten years, beginning on January 1, 2023 and continuing through January 1, 2032, by the lesser of (i)         % of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year; and (ii)              shares, except before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii).

Administration. Our board of directors administers our ESPP and may delegate its authority to administer our ESPP to our compensation committee. Our ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under our ESPP, our board of directors may specify offerings with durations of not more than 27 months and to specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. Our ESPP provides that an offering may be terminated under certain circumstances.

Payroll deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in our ESPP and to contribute, normally through payroll deductions, up to 15% of their earnings (as defined in our ESPP) for the purchase of our common stock under our ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in our ESPP at a price per share that is not less than the lesser of (i) 85% of the fair market value of a share of our common stock on the first day of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by our board of directors: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under our ESPP at a rate in excess of $25,000 worth of our common stock (based on the fair market value per share of our common stock at the beginning of an offering) for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under our ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to capital structure. Our ESPP provides that in the event there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, our board of directors will make appropriate adjustments to: (i) the class(es) and maximum number of shares reserved under our ESPP; (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year; (iii) the class(es) and number of shares subject to, and purchase price applicable to, outstanding offerings and purchase rights; and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate transactions. Our ESPP provides that in the event of a corporate transaction (as defined in the ESPP), any then-outstanding rights to purchase our common stock under our ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Plan amendment or termination. Our board of directors has the authority to amend or terminate our ESPP, except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

2020 Equity Incentive Plan

In October 2020, our board of directors adopted, and our stockholders approved, our 2020 Plan. Our 2020 Plan was amended in February 2022. No further stock awards will be granted under our 2020 Plan on or after the effectiveness of our 2022 Plan; however, awards outstanding under our 2020 Plan will continue to be governed by their existing terms.

As of December 31, 2021, options to purchase 2,712,357 shares of our common stock were outstanding under our 2020 Plan, and 11,749,956 shares of our common stock remained available for future awards under our 2020 Plan.

Awards. Our 2020 Plan provides for the grant of ISOs to our employees and our parent and subsidiary corporations’ employees, and for the grant of NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards and other forms of awards to our employees, directors and consultants and any of our affiliates’ employees and consultants.

Plan administration. Our board of directors, or a duly authorized committee of our board of directors, administers our 2020 Plan. The administrator has the authority to determine stock award recipients, the types of stock awards to be granted, grant dates, the number of shares subject to each stock award, the fair market value of our common stock, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award. Under our 2020 Plan, the administrator also generally has the authority to effect, with the consent of any adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding stock award; (ii) the cancellation of any outstanding stock award and the grant in substitution therefor of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

Stock options. Stock options granted under the 2020 Plan are subject to substantially similar terms as options that may be granted under the 2022 Plan upon its effectiveness, except with respect to the treatment of options in the event of a corporate transaction, as described in more detail below.

Changes to capital structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under our 2020 Plan, (ii) the class and maximum number of shares that may be issued on the exercise of ISOs, and (iii) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate transaction. Our 2020 Plan provides that in the event of a corporate transaction (as defined in our 2020 Plan), unless otherwise provided in an award agreement or other written agreement between us and the participant, the administrator may take one or more of the following actions with respect to outstanding stock awards:

•	arrange for the assumption, continuation, or substitution of a stock award by the surviving or acquiring corporation or its parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring corporation or its parent company;

•

accelerate the vesting, in whole or in part, of the stock award and, if applicable, the time at which the stock award may be exercised, to a date prior to the effective time of the corporate transaction and provide for its termination if not exercised (if applicable) at or prior to the effective time of the corporate transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

•

cancel the stock award, to the extent not vested or not exercised prior to the effective time of the corporate transaction, in exchange for such cash consideration, if any, as the administrator deems appropriate; and

•

make a payment, in such form as determined by the administrator, equal to the excess, if any, of the value of the property the participant would have received upon the exercise of the stock award immediately prior to the effective time of the corporate transaction over any exercise price payable by the holder in connection with such exercise.

The administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to treat all participants in the same manner.

Change in control. Stock awards granted under our 2020 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2020 Plan) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Plan amendment or termination. Our board of directors has the authority to amend, suspend, or terminate our 2020 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. As noted above, no further stock awards will be granted under our 2020 Plan on or after the effectiveness of our 2022 Plan.

2010 Equity Incentive Plan

In October 2010, our board of directors adopted, and our stockholders approved, our 2010 Plan. Our 2010 Plan was amended on several occasions and was most recently amended in February 2019. On and after our 2020 Plan became effective, no further stock awards could be granted under our 2010 Plan; however, stock awards outstanding under our 2010 Plan continue to be governed by their existing terms.

As of December 31, 2021, options to purchase 22,447,870 shares of our common stock were outstanding under our 2010 Plan.

Awards. Our 2010 Plan provided for the grant of ISOs to our employees and our parent and subsidiary corporations’ employees, and for the grant of NSOs, stock appreciation rights, restricted stock awards, and restricted stock unit awards to our employees, directors and consultants and any of our affiliates’ employees and consultants.

Plan administration. Our board of directors, or a duly authorized committee of our board of directors, administers our 2010 Plan. The administrator has the authority to construe and interpret our 2010 Plan and stock awards granted under it and to make all other determinations necessary or expedient for the administration of our 2010 Plan. Under our 2010 Plan, the administrator also has the authority to effect, with the consent of any adversely affected optionholder, (i) the reduction of the exercise price of any outstanding option; (ii) the cancellation of any outstanding option and the grant in substitution therefor of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

Stock options. Stock options granted under our 2010 Plan are subject to substantially similar terms as stock options that may be granted under our 2022 Plan upon its effectiveness.

Changes to capital structure. If there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, the administrator will appropriately and proportionately adjust the class(es) and number of shares and price per share, if applicable, of stock subject to outstanding stock awards.

Corporate transactions. In the event of a corporate transaction (as defined in the 2010 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant, any stock awards outstanding under our 2010 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will (contingent upon the effectiveness of the corporate transaction) be accelerated in full to a date prior to the effective time of the corporate transaction, and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction); and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award, over (ii) any per share exercise price payable by such holder, if applicable.

Change in control. A stock award under our 2010 Plan may be subject to additional acceleration of vesting and exercisability upon or after a change in control (as defined in our 2010 Plan) as may be provided in the award agreement or any other written agreement between us and the participant, but in the absence of such provision, no such acceleration will occur.

Plan amendment and termination. The administrator may amend, suspend, or terminate our 2010 Plan at any time, provided that such action does not impair the existing rights of any participant without such participant’s written consent. Certain material amendments of our 2010 Plan also require the approval of our stockholders. As noted above, no further stock awards could be granted under our 2010 Plan on or after the effectiveness of our 2020 Plan.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans (Rule 10b5-1 Plans), in which they will contract with a broker to buy or sell our common shares on a periodic basis. Under a Rule 10b5-1 Plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 Plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 Plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plan would be prohibited by the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2019 to which we have been a party, in which the amount involved in the transaction exceeded the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change of control, and other arrangements, which are described under “Executive Compensation.”

Series F Redeemable Convertible Preferred Stock Financing

In multiple closings held between October 2020 and June 2021, we issued and sold an aggregate of 74,840,147 shares of our Series F redeemable convertible preferred stock at a purchase price of $1.82799 per share for an aggregate purchase price of approximately $136.81 million.

The following table summarizes the Series F redeemable convertible preferred stock purchased by holders of more than 5% of our capital stock and entities affiliated with our executive officers and members of our board of directors.

Participants(1)	Shares of Series F Redeemable Convertible Preferred Stock Purchased (#)	Aggregate Purchase Price ($)
Entities affiliated with KPCB(2)	4,789,801	$8,755,708.33
Austin Ventures X, L.P.(3)	194,789	$356,072.34
Entities affiliated with Mercury Fund(4)	169,669	$310,153.24
AInvestment Holding Limited(5)	1,248,470	$2,282,190.68
El Camino Fund, L.P.(6)	2,735,244	$4,999,998.68
Taiwania Capital Buffalo Fund Co., Ltd.(7)	852,294	$1,557,984.91

Total	9,990,267	$18,262,108.18

(1)	Additional details regarding these stockholders and their equity holdings are included in this prospectus under the section titled “Principal Stockholders.”
(2)	KPCB Holdings, Inc. (KPCB) is a holder of 5% or more of our capital stock, and is affiliated with Wen Hsieh and Ker Zhang, two of our non-employee directors.
(3)	Austin Ventures X, L.P. is a holder of 5% or more of our capital stock.
(4)

Consists of shares held by DFJ Mercury II, LP and DFJ Mercury II Affiliates Fund, LP and their respective affiliates (together, Mercury Fund). Edward Hill, one of our non-employee directors, is a former general partner of the Mercury Fund with retained interests in the Mercury Fund, but has no voting or dispositive power over such shares and disclaims any beneficial ownership except to the extent of his pecuniary interest therein.

(5)	AInvestment Holding Limited is affiliated with Ker Zhang, one of our non-employee directors.
(6)	El Camino Fund, L.P. is affiliated with Ker Zhang, one of our non-employee directors.
(7)	Taiwania Capital Buffalo Fund Co., Ltd. is affiliated with Huang Lee, one of our non-employee directors.

Series F-1 Redeemable Convertible Preferred Stock Financing

In multiple closings held between February 2022 and March 2022, we issued and sold an aggregate of 23,664,027 shares of our Series F-1 redeemable convertible preferred stock at a purchase price of $2.091505 per share for an aggregate purchase price of approximately $49.49 million.

The following table summarizes the Series F-1 redeemable convertible preferred stock purchased by holders of more than 5% of our capital stock and entities affiliated with our executive officers and members of our board of directors.

Participants(1)	Shares of Series F-1 Redeemable Convertible Preferred Stock Purchased (#)	Aggregate Purchase Price ($)
Entities affiliated with KPCB(2)	14,343,738	$29,999,999.75
El Camino Fund, L.P.(3)	956,249	$1,999,999.56

Total	15,299,987	$31,999,999.31

(1)	Additional details regarding these stockholders and their equity holdings are included in this prospectus under the section titled “Principal Stockholders.”
(2)	KPCB is a holder of 5% or more of our capital stock, and is affiliated with Wen Hsieh and Ker Zhang, two of our non-employee directors.
(3)	El Camino Fund, L.P. is affiliated with Ker Zhang, one of our non-employee directors.

Employment Agreements

We have entered into employment agreements and offer letter agreements with certain of our executive officers. See “Executive Compensation—Agreements with our Named Executive Officers and Potential Payments Upon Termination or Change of Control.”

Investor Rights Agreement

In February 2022, we entered into an Amended and Restated Investor Rights Agreement (the Rights Agreement) with certain holders of more than 5% of our outstanding capital stock and certain affiliates of our directors. The Rights Agreement grants to the holders of our outstanding convertible preferred stock certain rights, including certain registration rights (subject to lock-up agreements entered into in connection with this offering and federal securities laws) with respect to the registrable securities held by them, which would allow such holders to trade these shares when the applicable registration statement is declared effective. Certain holders are entitled to demand registration rights, which allows them to request that we register all or a portion of their shares under certain circumstances; piggyback registration rights, which allows them to include their shares (subject to certain limitations) in the same registration if, after this offering, we propose to register any of our securities under the Securities Act; and form S-3 registration rights, which allows them to request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and net proceeds would equal or exceed $1.0 million. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

In addition, the Rights Agreement imposes certain affirmative obligations on us, including our obligation to, among other things, (i) grant certain holders, including each holder who holds at least 3% of the fully diluted shares of common stock on an as-converted basis (the Major Investors) a right of first offer with respect to future sales of our equity, excluding the shares to be offered and sold in this offering, and (ii) grant certain information and inspection rights to such Major Investors. Each of these obligations will terminate in connection with the closing of this offering.

Voting Agreement

In February 2022, we entered into an Amended and Restated Voting Agreement (the Voting Agreement) with certain holders of more than 5% of our outstanding capital stock and certain affiliates of our directors.

Pursuant to the Voting Agreement, certain holders of preferred stock, collectively, have the right to designate four members to be elected to our board of directors. See the section titled “Management—Board Composition.” The Voting Agreement will terminate by its terms in connection with the closing of this offering and none of our stockholders will have any continuing rights regarding the election or designation of members of our board of directors following this offering.

Right of First Refusal and Co-Sale Agreement

In February 2022, we entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement (the Co-Sale Agreement) with certain holders of more than 5% of our outstanding capital stock and certain affiliates of our directors. Pursuant to the Co-Sale Agreement, we have a right of first refusal in respect of certain sales of securities by certain holders of our common stock and convertible preferred stock. To the extent we do not exercise such right in full, certain holders, including the Major Investors, are granted certain rights of first refusal and co-sale in respect of such sale. The Co-Sale Agreement will terminate in connection with the closing of this offering.

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. For more information regarding these indemnification arrangements, see “Management—Limitation on Liability and Indemnification of Directors and Officers.” We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Policies and Procedures for Transactions with Related Persons

We have adopted a written Related Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration, and oversight of “related person transactions.” For purposes of our policy only, a “related person transaction” is a transaction, arrangement, or relationship (or any series of similar transactions, arrangements or relationships) in which we or any of our subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.

Transactions involving compensation for services provided to us as an employee, consultant, or director are not considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of our voting securities (including our common stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of our voting securities, an officer with knowledge of the proposed transaction, must present information regarding the proposed related person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. To identify related person transactions in advance, we rely on information supplied by our executive officers, directors, and certain significant stockholders. In considering related person transactions, our audit committee takes into account the relevant available facts and circumstances, which may include, but not limited to:

•	the risks, costs, and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

Our audit committee will approve only those transactions that it determines are fair to us and in our best interests. All of the transactions described above were entered into prior to the adoption of such policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

The percentage ownership information under the column “Shares beneficially owned before offering” is based on              shares of common stock outstanding as of             ,             . The percentage ownership information under the column “Shares beneficially owned after offering” is based on the sale of shares of common stock in this offering by us, based on an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus).

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of our common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days of             ,             . These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Ambiq Micro Inc., 6500 River Place Blvd., Building 7, Suite 200, Austin, Texas 78730.

	Number of Shares Beneficially Owned (#)	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering (%)	After Offering (%)
Greater than 5% Holders:
Entities affiliated with KPCB
Entities affiliated with Austin Ventures
Directors and Named Executive Officers:
Fumihide Esaka
Scott Hanson
Sean Chen
Wen Hsieh
Edward Hill
Ker Zhang, Ph.D.
Huang Lee
Kim Stevenson
All directors and executive officers as a group (9 persons)

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, and of the DGCL. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the DGCL.

General

Upon the closing of this offering and upon the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of             shares of common stock, $0.000001 par value per share and         shares of preferred stock, $0.000001 par value per share. All of our authorized preferred stock upon the closing of this offering will be undesignated.

Common Stock

Outstanding Shares

As of April 30, 2022, there were 8,833,062 shares of common stock outstanding and 241,530,507 shares of convertible preferred stock outstanding. Upon the closing of this offering and assuming no exercise by the underwriters of their over-allotment option to purchase additional shares,                  shares of common stock will be outstanding.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to              shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences, and privileges of the shares of each wholly unissued series and any qualifications, limitations, or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of December 31, 2021, 42,661,049 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $0.39 per share. For additional information regarding terms of our equity incentive plans, see the section titled “Executive Compensation — Equity Benefit Plans.”

Registration Rights

Upon the closing of this offering and subject to the lock-up agreements entered into in connection with this offering and federal securities laws, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon the conversion of our convertible preferred stock in connection with this offering, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our amended and restated investor rights agreement and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire no later than five years after the closing of this offering.

Demand Registration Rights

Upon the closing of this offering, holders of an aggregate of            shares of our common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the closing of this offering, the holders of a majority of these shares may request that we register all or a portion of their shares. We are not required to effect more than two registration statements which are declared or ordered effective. Such request for registration must cover shares with an anticipated aggregate offering price of at least $10.0 million. With certain exceptions, we are not required to effect the filing of a registration statement during the period starting with the date of the filing of, and ending on a date 180 days following the effective date of the registration statement for this offering.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of            shares of our common stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations.

Form S-3 Registration Rights

Upon the closing of this offering, holders of an aggregate of            shares of common stock will be entitled to certain Form S-3 registration rights. Holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate net proceeds of the shares offered would equal or exceed $1.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws contain or will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to            shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Stockholder Meetings

Our amended and restated bylaws will provide that a special meeting of stockholders may be called only by our chairperson of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors, or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board Composition.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation will provide that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is, unless we consent in writing to the selection of an alternate forum, the sole and the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees, or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our amended and restated certificate of incorporation or amended and restated bylaws; (4) any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction. However, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act, and an investor cannot waive compliance with the federal securities laws and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such a provision. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Delaware Anti-Takeover Law

We are subject to Section 203 of the DGCL (Section 203). Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder) shares owned (a) by persons who are directors and also officers, and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

upon or subsequent to the consummation of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation owned by the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Listing

We intend to apply to list our common stock on              under the symbol “AMBQ”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . The transfer agent and registrar’s address is              and the telephone number is            .

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of             , 2022, upon the closing of this offering,              shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares to cover any over-allotments. All of the shares sold in this offering will be freely tradable unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The              remaining              shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	No restricted shares will be eligible for immediate sale upon the closing of this offering; and

•

Up to              restricted shares will be eligible for sale under Rule 144, subject to the volume limitations, manner-of-sale, and notice provisions described below under “Rule 144,” upon expiration of lock-up agreements at least six months after the date of this offering.

Registration Rights

Pursuant to the Rights Agreement, after the closing of this offering, the holders of up to             shares of our common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Lock-Up Agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding shares of common stock and other equity securities, including options to acquire shares of our common stock have agreed that, for a period of 180 days after the date of this prospectus, subject to certain limited exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, without first obtaining the written consent of Barclays Capital Inc. and BofA Securities, Inc. Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting—Lock-Up Agreements.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner-of-sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 701

Under Rule 701, shares of common stock acquired upon the exercise of outstanding options or pursuant to other rights granted under compensatory stock plans may be resold by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information, and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Form S-8 Registration Statements

As soon as practicable after the completion of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock that are issuable pursuant to the 2022 Plan and the ESPP. These registrations statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax considerations relating to the ownership and disposition of common stock acquired pursuant to this offering by non-U.S. holders (as defined below). This summary deals only with common stock held as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and does not discuss all of the U.S. federal income tax considerations applicable to a non-U.S. holder in light of such non-U.S. holder’s particular circumstances. This discussion also does not consider the specific facts or circumstances that may be relevant to a non-U.S. holder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to: a dealer in securities or currencies; a broker-dealer; a bank, investment fund, insurance company, or other financial institution; a qualified retirement plan, individual retirement plan, or other tax-deferred account; a regulated investment company; a real estate investment trust; a tax-exempt organization; a governmental organization; a person holding common stock as part of a hedging, integrated, conversion, or straddle transaction or a person deemed to sell common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark- to-market method of tax accounting; an entity that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes; a person that received such common stock through the exercise of an option or otherwise as compensation for services; a corporation that accumulates earnings to avoid U.S. federal income tax; a corporation organized outside the United States, any state thereof or the District of Columbia that is nonetheless treated as a U.S. taxpayer for U.S. federal income tax purposes; a person that is not a non-U.S. holder; a “controlled foreign corporation;” a “passive foreign investment company;” a qualified pension fund as defined in Section 897(l)(2) of the Code or an entity all of the interests of which are held by qualified foreign pension funds; or a U.S. expatriate.

This summary is based upon provisions of the Code, its legislative history, applicable U.S. Treasury Regulations promulgated thereunder, published rulings, and judicial decisions, all as in effect as of the date hereof. We have not sought, and will not seek, any ruling from the Internal Revenue Service (IRS), with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Those authorities may be repealed, revoked, or modified, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances, and does not address the Medicare tax imposed on certain investment income or any state, local, foreign, gift, estate, or alternative minimum tax considerations, or the special tax accounting rules under Section 451(b) of the Code.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes regardless of its place of organization or formation. A “U.S. holder” is a beneficial holder of common stock that is for U.S. federal income tax purposes: (a) an individual citizen or resident of the United States; (b) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) was in existence on August 20, 1996 and has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its own tax advisors.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

Distributions on Our Common Stock

As described under the section titled “Dividend Policy,” we do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. Distributions with respect to common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder’s tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under “—Disposition of our Common Stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding and FATCA (as defined below), distributions treated as dividends that are paid to a non-U.S. holder, if any, with respect to shares of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified in an applicable income tax treaty) of the gross amount of the dividends. A non-U.S. holder who wishes to claim the benefit of a reduced rate of withholding tax under an applicable treaty must furnish to us or our paying agent (or to a financial institution through which such non-U.S. holder holds common stock) a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty and does not timely furnish the required certification, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, then the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied. However, the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

In the case of a non-U.S. holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a non-U.S. holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. Such holder’s agent will then be required to provide certification to us or our paying agent.

Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain from a sale, exchange or other disposition of our common stock unless: (a) that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder); (b) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the date of disposition or the non-U.S. holder’s holding period for our common stock, and certain other requirements are met. Determining whether we are a United States real property holding corporation depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. Although there can be no assurance, we believe that we are not, and we do not anticipate becoming, a United States real property holding corporation for U.S. federal income tax purposes. Even if we are treated as a United States real property holding corporation, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the non-U.S. holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (x) the five-year period preceding the disposition, or (y) the holder’s holding period, and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market. If any gain on a non-U.S. holder’s disposition is taxable because we are a United States real property holding corporation and either (x) such non-U.S. holder’s ownership of our common stock exceeds five percent, or (y) our common stock is not regularly traded on an established securities market at any time during the relevant period described above, such non-U.S. holder will be taxed on such gain generally in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. In addition, a purchaser of your common stock may be required to withhold tax with respect to that obligation.

If gain recognized by a non-U.S. holder is described in clause (a) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on the net gain derived from the disposition at the regular U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits. If a non-U.S. holder is an individual described in clause (b) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by certain U.S.-source capital losses even though the non-U.S. holder is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding Tax

We report to our non-U.S. holders and the IRS certain information with respect to any dividends we pay on our common stock, including the amount of dividends paid during each year, the name and address of the recipient, and the amount, if any, of tax withheld. Information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business or withholding was reduced by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate (currently, 24%). Backup withholding, however, generally will not apply to distributions on our common stock to a non-U.S. holder, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met.

Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Backup withholding is not an additional tax. It may be credited against the tax liability of persons subject to backup withholding or refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Foreign Accounts

Under Sections 1471 through 1474 of the Code, which are commonly referred to as FATCA, certain withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. A 30% withholding tax may apply to “withholdable payments” if they are paid to a foreign financial institution or to a non-financial foreign entity, unless (a) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied, or (b) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. “Withholdable payment” generally means any payment of interest, dividends, rents, and certain other types of generally passive income if such payment is from sources within the United States. Treasury Regulations proposed in December 2018 (and upon which taxpayers and withholding agents are entitled to rely) eliminate possible withholding under these rules on the gross proceeds from any sale or other disposition of our common stock, previously scheduled to apply beginning January 1, 2019. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements, or comply with comparable requirements under an applicable inter-governmental agreement between the United States and the foreign financial institution’s home jurisdiction. If an investor does not provide us with the information necessary to comply with these rules, it is possible that distributions to such investor that are attributable to withholdable payments, such as dividends, will be subject to the 30% withholding tax. Holders should consult their own tax advisors regarding the implications of these rules for their investment in our common stock.

UNDERWRITING

Barclays Capital Inc. and BofA Securities, Inc. are acting as representatives of the underwriters and the book-running managers of this offering. Under the terms of an underwriting agreement with respect to the shares of common stock being offered, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
BofA Securities, Inc.

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of certain conditions contained in the underwriting agreement including that:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial public offering price set forth on the cover page of this prospectus and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to selected dealers, which may include the underwriters, at such initial public offering price less a selling concession not in excess of $             per share. If all the shares are not sold at the initial public offering price following the initial public offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $            (excluding underwriting discounts and commissions). We have agreed to reimburse the underwriters for expenses related to clearance of this offering with the Financial Industry Regulatory Authority, Inc. (FINRA) incurred by them in an amount up to $            .

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of              shares from us at the initial public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in this offering as indicated in the above table.

Lock-Up Agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding shares of common stock and other equity securities, including options to acquire shares of our common stock (such persons, the Lock-Up Parties) have agreed that, for a period of 180 days after the date of this prospectus (such 180-day period, the Lock-Up Period) subject to certain limited exceptions as described below, we and they will not directly or indirectly, without the prior written consent of Barclays Capital Inc. and BofA Securities, Inc., (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights not issued under one of those plans), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or confidentially submit or file or cause a registration statement to be filed or confidentially submitted, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

The restrictions above do not apply to: (a) transactions relating to shares of common stock or other securities acquired in the open market after the completion of the offering, (b) bona fide gifts, sales or other dispositions of shares of any class of our capital stock, in each case that are made exclusively between and among the Lock-Up Parties or members of their family, or affiliates of the Lock-Up Parties, including their partners (if a partnership) or members (if a limited liability company); provided that it shall be a condition to any transaction or transfer pursuant to clauses (a) and (b), respectively, that each party (the Lock-Up Parties, donor, donee, transferor or transferee, as applicable) shall not be required by law (including without limitation the disclosure requirements of the Securities Act and the Exchange Act to make, and shall agree to not voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the 180-day period referred to above; provided further that it shall be a condition to any transfer pursuant to clause (b) that (i) the transferee/donee agrees to be bound by the terms of the lock-up agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee/donee were a party thereto, and (ii) the Lock-Up Parties notify Barclays Capital Inc. and BofA Securities, Inc. at least two business days prior to the proposed transfer or disposition, (c) the exercise of warrants or the exercise of stock options granted pursuant to our stock option/incentive plans or otherwise outstanding on the date hereof; provided, that the restrictions shall apply to shares of common stock issued upon such exercise or conversion, (d) the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1 under the Exchange Act; provided, however, that no sales of common stock or securities convertible into, or exchangeable or exercisable for, common stock, shall be made pursuant to a Rule 10b5-1 Plan prior to the expiration of the Lock-Up Period (as the same may be extended pursuant to the provisions hereof); provided further, that we are not required to report the establishment of such Rule 10b5-1 Plan in any public report or filing with the Commission under the Exchange Act during the Lock-Up Period and does not otherwise voluntarily effect any such public filing or report regarding such Rule 10b5-1 Plan, and (e) any demands or requests for, exercises of any right with respect to, or taking of any action in preparation of, the registration by us under the Securities Act of the Lock-Up Parties’ shares of common stock, provided that no transfer of the Lock-Up Parties’ shares of common stock registered pursuant to the exercise of any such right and no registration statement shall be filed under the Securities Act with respect to any of the Lock-Up Parties’ shares of common stock during the Lock-Up Period.

Barclays Capital Inc. and BofA Securities, Inc. may, at their sole discretion and at any time, release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and BofA Securities, Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the Company, Barclays Capital Inc. and BofA Securities, Inc. will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver in accordance with any method permitted by applicable law or regulation (which may include a press release), except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives expect to consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the                  or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing

We intend to apply to list our common stock on                  under the symbol “AMBQ.”

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the initial public offering price set forth on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of the underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area (each, a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require our company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with each of the underwriters and our company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares shall require our company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018. In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, (the Order), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. Any person in the United Kingdom who is not a relevant person must not act on or rely upon this document or any of its contents.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (Corporations Act);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (ASIC), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, Exempt Investors.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX), or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre (DIFC)

This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this document. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the shares may not be offered or sold directly or indirectly to the public in the DIFC.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1)

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Denver, Colorado. Davis Polk & Wardwell LLP, Menlo Park, California, is acting as counsel to the underwriters in connection with certain legal matters relating to the shares of common stock offered by this prospectus.

EXPERTS

The consolidated financial statements of Ambiq Micro, Inc. as of December 31, 2021 and 2020, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

We dismissed Armanino LLP (Armanino) as our independent auditor on December 13, 2021. On December 13, 2021, we engaged KPMG LLP (KPMG) as our independent registered public accounting firm to audit our consolidated financial statements as of and for the year ended December 31, 2021, and to re-audit our consolidated financial statements as of and for the year ended December 31, 2020, which had previously been audited by Armanino. The decision to dismiss Armanino and engage KPMG was approved by our board of directors.

The report of Armanino on our consolidated financial statements as of and for the year ended December 31, 2020 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2020 and 2021 and the subsequent interim period through March 31, 2022, there were:

•

no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) with Armanino on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Armanino, would have caused Armanino to make reference to the subject matter of the disagreements in its report on our consolidated financial statements as of and for such years or such subsequent interim period; and

•	no “reportable events” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto).

We provided Armanino with a copy of the foregoing disclosure and requested that Armanino furnish a letter addressed to the SEC stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of Armanino’s letter furnished in response to that request will be filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

During the years ended December 31, 2020 and December 31, 2021, we did not consult with KPMG with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any other matter that was the subject of a disagreement or a reportable event (each as defined above).

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at 6500 River Place Blvd., Building 7, Suite 200, Austin, Texas 78730.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at the web site of the SEC referred to above. We also maintain a website at www.ambiq.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

KPMG LLP Suite 1900 111 Congress Avenue Austin, TX 78701-4091

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors

Ambiq Micro, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the consolidated financial statements and the related notes (collectively, the consolidated financial statements) of Ambiq Micro, Inc. and subsidiaries (the Company) as listed in the accompanying index. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2021.

Austin, Texas

May 20, 2022

AMBIQ MICRO, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2020

(in thousands, except share and per share amounts)

	December 31, 2021	December 31, 2020
Assets
Current Assets:

Cash and cash equivalents	$25,924	$65,053

Accounts receivable, net of allowance for doubtful accounts of $1,187 and $0, respectively	20,688	10,995
Inventories, net	33,682	7,435
Prepaid foundry capacity	16,537	10,500
Prepaids expenses and other current assets	2,007	803

Total current assets	$98,838	$94,786

Property and equipment, net of accumulated depreciation of $5,456 and $3,127, respectively	$5,492	$3,197
Intangibles, net of accumulated amortization of $626 and $343, respectively	700	1,619
Other assets	96	81

Total assets	$105,126	$99,683

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Current liabilities:
Accounts payable	$11,043	$2,815
Accrued liabilities	2,726	2,657
Accrued royalties	998	594
Other current liabilities	34	15

Total current liabilities	$14,801	$6,081

Long-term liabilities:
Warrant liability	1,319	1,300

Total liabilities	$16,120	$7,381

Commitments and contingencies (see Note 10)
Redeemable convertible preferred stock, $.000001 par value, 222,169,643 shares authorized, 217,188,828 shares and 207,407,590 shares issued and outstanding at December 31, 2021 and 2020, respectively	$237,509	$219,664

Stockholders’ deficit:

Common stock, $.000001 par value, 350,000,000 shares authorized, 8,290,105 shares and 7,031,737 shares issued and outstanding at December 31, 2021 and 2020, respectively	—	—
Additional paid in capital	9,394	5,369
Accumulated deficit	(158,097)	(132,755)
Accumulated other comprehensive income	200	24

Total stockholders’ deficit	$(148,503)	$(127,362)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$105,126	$99,683

See accompanying notes to consolidated financial statements

AMBIQ MICRO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended December 31, 2021 and 2020

(in thousands, except share and per share amounts)

	2021	2020
Net sales	$91,008	$50,974
Cost of sales	60,242	29,400

Gross profit	30,766	21,574
Operating expenses
Selling, general and administrative	19,125	14,004
Research and development	36,106	27,785
Asset impairment	636	—

Total operating expenses	55,867	41,789

Loss from operations	(25,101)	(20,215)

Interest expense (income), net	(43)	4,575
Other expense	259	406

Loss before income taxes	(25,317)	(25,196)
Provision for income taxes	25	25

Net loss	$(25,342)	$(25,221)

Comprehensive Loss:
Currency translation adjustment	176	17

Comprehensive Loss	$(25,166)	$(25,204)

Basic and diluted net loss per share	$(3.44)	$(3.74)
Basic and diluted weighted average common shares outstanding	7,358,603	6,746,642
Basic and diluted pro forma net loss per share (unaudited)	$(0.10)
Basic and diluted pro forma weighted-average common shares oustanding (unaudited)	248,889,110

See accompanying notes to consolidated financial statements

AMBIQ MICRO, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’

DEFICIT

For the years ended December 31, 2021 and 2020

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid- In-Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance December 31, 2019	137,803,573	$100,535	6,161,321	$—	$3,490	$(107,534)	$7	$(104,037)
Issuance of Series D preferred shares, net of offering costs of $0	4,545,108	4,000	—	—	—	—	—	—
Issuance of Series F preferred shares, net of offering costs of $267	45,744,194	83,652	—	—	—	—	—	—
Stock settled redemption to Series F preferred shares	19,314,715	31,477	—	—	3,531	—	—	3,531
Exercise of stock options	—	—	870,416	—	196	—	—	196
Stock-based compensation expense	—	—	—	—	702	—	—	702
Option surrender and cancellation	—	—	—	—	(2,550)	—	—	(2,550)
Currency translation adjustment	—	—	—	—	—	—	17	17
Net loss	—	—	—	—	—	(25,221)	—	(25,221)

Balance December 31, 2020	207,407,590	$219,664	7,031,737	$—	$5,369	$(132,755)	$24	$(127,362)
Issuance of Series F preferred shares, net of offering costs of $35	9,781,238	17,845	—	—	—	—	—	—
Issuance of warrants	—	—	—	—	2,381	—	—	2,381
Exercise of stock options	—	—	1,258,368	—	354	—	—	354
Stock-based compensation expense	—	—	—	—	1,290	—	—	1,290

Currency translation adjustment	—	—	—	—	—	—	176	176
Net loss	—	—	—	—	—	(25,342)	—	(25,342)

Balance December 31, 2021	217,188,828	$237,509	8,290,105	$—	$9,394	($158,097)	$200	($148,503)

See accompanying notes to consolidated financial statements

AMBIQ MICRO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021 and 2020

(in thousands)

	2021	2020
Cash flows from operating activities:
Net loss	$(25,342)	$(25,221)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,611	1,925
Stock-based compensation expense	1,290	702
Non-cash interest expense, net	—	993
Stock settled redemption	—	3,531
Non-cash issuance of warrants	2,381	—
Change in warrant valuations and expirations	19	318
Bad debt expense	1,187	—
Inventory valuation	213	—
Warranty provision	700	—
Asset impairment	636	—
Net change in operating assets and liabilities:
Accounts receivable	(10,880)	(136)
Inventories	(26,460)	(3,609)
Prepaid foundry capacity	(6,037)	(10,500)
Prepaid expenses and other current assets	(1,204)	(377)
Other assets	(15)	4
Accounts payable	8,228	(1,553)
Accrued liabilities	(631)	593
Accrued royalties	404	(1,276)
Other current liabilities	19	(33)

Net cash used in operating activities	(52,881)	(34,639)

Cash flows from investing activities:
Purchases of property, equipment and software	(4,623)	(2,630)
Purchase of intangible assets	—	(1,962)

Net cash used in investing activities	(4,623)	(4,592)

Cash flows from financing activities:
Proceeds from issuance of Series D preferred stock, net of issuance costs	—	4,000
Proceeds from issuance of Series F preferred stock, net of issuance costs	17,845	83,652
Proceeds from exercise of stock options	354	196
Proceeds from convertible promissory notes	—	15,313
Proceeds from PPP loan	—	896
Payments on debt	—	(7,442)
Payments for option surrender and cancellation	—	(2,550)

Net cash provided by financing activities	18,199	94,065

Effect of exchange rate changes on cash, cash equivalents and restricted cash	176	(53)

Net (decrease) increase in cash and cash equivalents	(39,129)	54,781
Cash and cash equivalents at beginning of year	65,053	10,272

Cash and cash equivalents at end of year	$25,924	$65,053

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$98
Non-cash conversion of debt to Series F preferred stock	$—	$31,477

Non-cash transactions:
Property and equipment in accounts payable, net	$41	$26

See accompanying notes to consolidated financial statements

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

1. Description of Business

Ambiq Micro, Inc. (the Company) was originally formed as Cubiq Microchip, Inc. in January 2010. In October 2012, the Company changed its name to Ambiq Micro. The Company is a fabless semiconductor company that has developed technology based on a patented Sub-threshold Power Optimized Technology (SPOT™) platform that significantly reduces the amount of power consumed by integrated circuits.

The following subsidiaries were formed by the Company and are wholly owned:

Ambiq Micro China Holdings, LLC
Ambiq Micro Asia, Ltd
Ambiq (Shenzhen) Electronics, Ltd
Ambiq Micro China, Ltd
Ambiq Shenzhen
Miartech Holdings, Ltd

The COVID-19 pandemic significantly impacted global economic activity and caused business disruption worldwide, resulting in supply chain constraints to the Company. The extent and nature of the future impact of the COVID-19 pandemic on the Company’s business and financial performance will be influenced by a variety of factors, including the duration and spread of the pandemic, as well as future spikes of COVID-19 infections or the emergence of additional COVID-19 variants that may result in additional preventative and mitigative measures. These factors may affect the timing and magnitude of demand from customers and the availability of portions of the supply chain, logistical services and component supply and may have a material adverse impact on the Company’s business and financial results.

Basis of Accounting and Consolidation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Unaudited Pro Forma Financial Information

Immediately prior to the closing of a qualified initial public offering (IPO), all of the Company’s outstanding redeemable convertible preferred stock will automatically convert into 241,530,507 shares of common stock. In the accompanying statements of operations and comprehensive loss, unaudited pro forma basic and diluted net loss per share of common stock has been prepared to give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock as if they had been converted at the beginning of the reporting period. The shares of the Company’s common stock expected to be issued, and the related net proceeds expected to be received, in connection with the planned IPO are excluded from such pro forma information.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are used for, but not limited to, write-down for excess and obsolete inventories, asset lives for property and equipment, allowance for doubtful accounts, warranties, accrued liabilities warrants, determination of the fair

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

value of stock-based awards, and the realization of tax assets and estimates of tax reserves. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at fiscal year-end and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. In the current macroeconomic environment affected by COVID-19, these estimates require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, these estimates may change materially in future periods.

Liquidity and Capital Resources

During the year ended December 31, 2021, the Company reported a net loss of ($25.3) million and had an operating cash flow deficit of ($52.9) million. The Company anticipates incurring additional losses and negative cash flows from operations until such time, if ever, that it can generate significant sales of its products currently in development and is highly dependent on its ability to find additional sources of funding in the form of debt and equity financing. The Company’s ability to fund its planned operations, research and development, and commercialization of its products is expected to depend on the amount and timing of cash receipts from these funding sources. Adequate additional funding may not be available to the Company on acceptable terms or at all. The failure to raise funds as and when needed and generate adequate sales could have a negative impact on the Company’s financial condition and ability to pursue its business strategies. As of December 31, 2021, the Company had cash totaling $25.9 million. Management believes that its cash on hand, the $49.5 million of additional capital raised subsequent to year-end (see Note 17) and existing working capital will be sufficient to finance the operations of the Company for at least twelve months from the financial statement issuance date.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments acquired with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value, due to the short maturity of these instruments.

Accounts Receivable

Accounts receivable are recorded at the invoice amount, net of an allowance for doubtful accounts. The Company continually assesses the collectability of outstanding customer invoices and if deemed necessary, maintains an allowance for estimated losses resulting from uncollectable customer receivables. In estimating this allowance, the Company considers factors such as: historical collection experience, a customer’s current creditworthiness, customer concentrations, age of the receivable balance, both individually and in the aggregate, and general economic conditions that may affect a customer’s ability to pay. Actual customer collections could differ from the Company’s estimates. For the year ended December 31, 2021, the Company recorded an allowance of $1.2 million for a customer receivable. For the year ended December 31, 2020, the Company did not record an allowance for doubtful accounts as all amounts outstanding were deemed collectible.

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

Changes in the Company’s allowance for doubtful accounts were as follows (in thousands):

Allowance for Doubtful Accounts
Balance at December 31, 2019	$—
Charge to costs	—
Write-offs, net of recoveries	—

Balance at December 31, 2020	—
Charge to costs	1,187
Write-offs, net of recoveries	—

Balance at December 31, 2021	$1,187

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains its cash and cash equivalent balances in highly rated financial institutions, which at times may exceed federally insured limits or be held in foreign jurisdictions. The Company has not experienced any loss relating to cash and cash equivalents in these accounts and believes no significant concentration risk exists with respect to cash. The Company performs periodic credit evaluations of its customers’ financial conditions and generally does not require collateral.

Customers representing more than 10% of the Company’s total accounts receivable for the year ended December 31, 2021 and 2020 are as follows:

	2021	2020
Customer A	17%	—
Customer B	42%	—
Customer C	18%	23%
Customer F	10%	—
Customer G	—	63%

Customers representing more than 10% of the Company’s total revenue for the year ended December 31, 2021 and 2020 are as follows:

	2021	2020
Customer A	29%	—
Customer B	28%	—
Customer C	14%	18%
Customer D	—	32%
Customer E	—	28%

The loss of one or more of these customers would likely have a material adverse impact on the Company’s results of operations and financial position.

Fair Value of Financial Instruments

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal market or the most advantageous market in which it would transact.

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

The level of the fair value hierarchy in which the fair value measurement falls is determined by the lowest level input that is significant to the fair value measurement. The fair value hierarchy is as follows:

•	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets).

•	Level 3 applies to assets or liabilities for which fair value is derived from valuation techniques in which one or more significant inputs are unobservable, including the Company’s own assumptions.

The Company’s financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and warrants. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses are considered to approximate their respective fair values due to the short-term nature of such financial instruments. Cash equivalents, measured at fair value on a recurring basis, are categorized as Level 1 based on quoted prices in active markets. On a recurring basis, the Company measures its liability classified warrant obligations and equity classified common stock warrants at fair value based on Level 3 inputs, which requires a higher degree of judgment (refer to Note 8).

There have been no changes in Level 1, Level 2, and Level 3 and no changes in valuation techniques for these assets or liabilities for the years ended December 31, 2021 or 2020.

Prepaid Foundry Capacity

In order to ensure appropriate inventory levels for customer purchasing requirements, the Company at times prepays for capacity rights with our largest manufacturing supplier. During the course of the year as purchase orders are fulfilled, these balances are reduced. There are no minimum balance requirements. As of December 31, 2021 and 2020, the balance of these prepaid capacity payments was $16.5 million and $10.5 million, respectively.

Prepaids and Other Current Assets

Prepaid expenses and other current assets include prepaid expenses for general business purposes and a hosted software subscription, which are stated at cost and amortized on a straight-line basis over the related period of benefit.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on a weighted moving average basis. In estimating net realizable value, the Company considers (among other things) its product market acceptance based on known business factors and conditions by comparing forecasted customer unit demand for products over a specific future period, or demand horizon, to quantities on hand at the end of each accounting period.

The Company analyzes inventories on a part-by-part basis. Product life cycles and the competitive nature of the industry are factors considered in the evaluation of customer unit demand. Generally, market values for obsolete inventories are considered to be zero. Inventory valuation adjustments, when they occur, are recorded within cost of sales. For the years ended December 31, 2021 and 2020, the Company recorded $0.2 million and $0.0, respectively, in valuation adjustments.

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

Changes in the Company’s inventory reserve account was as follows (in thousands):

Inventory Valuation Allowance
Balance at December 31, 2019	$2,200
Valuation adjustments	—
Write-offs	(1,277)

Balance at December 31, 2020	923
Valuation adjustments	213
Write-offs	—

Balance at December 31, 2021	$1,136

Property and Equipment, Net

Property and equipment are carried at cost less accumulated depreciation and amortization. Major additions and betterments are capitalized. The Company expenses all mask costs with the exception of the final mask purchased. Repairs, maintenance, and minor replacements that do not materially improve or extend the lives of the respective assets are charged to operating expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are amortized over the shorter of the remaining terms of the respective leases or the remaining useful lives of the improvements.

Intangible Assets Subject to Amortization

Intangible assets represent licensed intellectual property. Amounts are subject to amortization on a straight-line basis over the estimated period of benefit, generally 1 to 5 years, and are subject to annual impairment consideration. Costs incurred to renew or extend the term of a recognized intangible asset are capitalized as part of the intangible and amortized over its revised estimated useful life.

Long-Lived Assets

Long-lived assets, which consist primarily of property and equipment and intangible assets, are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. When such events or circumstances arise, an estimate of future undiscounted cash flow produced by the asset, or the appropriate grouping of assets, is compared to the asset’s carrying value to determine if impairment exists. If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value. The Company determines fair value based on discounted cash flows using a discount rate commensurate with the risk inherent in the Company’s current business model for the specific asset or asset group being valued.

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

In 2021, management reevaluated its intangible assets for a product in development due to a triggering event. Development of the product was discontinued, and the asset and accordingly, the asset balance of $0.6 million was impaired in 2021.

No other intangibles or long-lived assets were impaired for the years ended December 31, 2021 and 2020.

Redeemable Convertible Preferred Stock—Temporary Equity

The Company accounts for its redeemable convertible preferred stock as temporary equity in its consolidated balance sheets due to the nature of the terms of ownership.

Preferred securities that become redeemable upon a contingent event that is not solely within the control of the Company should be classified outside of permanent equity, as in this case a change in control of the Company. Since it is not probable that the instruments will become redeemable, subsequent adjustment to fair value is not required. As such, the redeemable convertible preferred stock was recorded at cost at December 31, 2021 and 2020 and will remain in temporary equity without further adjustment unless it becomes probable that the redemption feature will become applicable.

Revenue Recognition

The Company’s revenues consist of sale of its products to the Company’s customers. The Company’s customers are distributors, large global original equipment manufacturers and other direct customers who design and manufacture devices for the consumer and industrial markets.

Revenues are recognized when control of the product is transferred to a customer in an amount that reflects the consideration the Company is expected to be entitled to in exchange for those products. For direct customers and large global customer contracts, revenue is recognized when the product is shipped to the customer. For distributor contracts, revenues are recognized when the product is shipped to the distributor as in these cases the distributor is the contracted customer. Revenues are recognized net of sales credits and allowances. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

Performance Obligations

Under most of the Company’s contracts, the Company’s single performance obligation is the delivery of promised goods to the customer. The promised goods are explicitly stated in the customer contract and are comprised of a single type of good or goods that are substantially the same and are neither capable of being distinct nor separable from the other promised goods in the contract. This performance obligation is satisfied upon transfer of control of the promised goods to the customer, as defined per the shipping terms within the customer’s contract. While the Company’s customers purchase products on a purchase order basis, the vast majority of the Company’s master contracts with customers have an original expected term of one year or less with automatic renewal features. As allowed by ASC 606, Revenue Recognition (ASC 606), the Company has not disclosed the value of any unsatisfied performance obligations related to these contracts.

The Company’s products typically include a warranty period of one year with general rights of return for damaged and defective products. Replacements have been immaterial to date. As such, these warranties are accounted for under ASC 460, Guarantees, and are not considered a separate performance obligation.

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

Contract Balances

Payments are typically due within 60 to 90 days of invoicing and terms do not include a significant financing component or non-cash consideration. There are no contract assets, other than accounts receivable, or contract liabilities recorded on the consolidated balance sheets. The Company expenses sales commissions when incurred and these costs are recorded within selling, general and administrative expenses on the consolidated statement of operations and comprehensive loss.

Transaction Price

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods to the customer. Fixed pricing is the consideration that is agreed upon in the customer contract. The Company does have reserves for doubtful accounts and estimated warranty claims. These reserves are based on the related sales and are classified as reductions of accounts receivable when the right of offset exists in accordance with ASU 2013-1, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, or as a current liability. These estimates take into consideration a range of possible outcomes that are probability-weighted in accordance with the expected value method in ASC 606 for relevant factors such as current contractual and statutory requirements, specific known market events and trends, industry data, and forecasted customer buying and payment patterns. Overall, these reserves reflect the Company’s best estimates of the amount of consideration to which it is entitled based on the terms of the respective underlying contracts.

The transaction price is specified in the standard price list or contract and is confirmed at the time the order for products is placed by the customer and acknowledged by the Company. When the performance obligation is satisfied, revenue is recognized at the transaction price. There are no significant financing components, noncash consideration, or consideration payable to the customer. Certain distributor contracts do include variable consideration, such as limited price protection and stock rotation provisions, while direct customer contracts include general return provisions. The Company has not decreased its prices and does not expect to. Therefore, the Company has not recorded any price protection provisions. Additionally, based on its historical performance to date the Company has not recorded any estimates for potential future returns, credits or sales allowances.

Cost of Sales

The Company’s cost of sales includes the cost of purchasing finished wafers manufactured by independent foundries and costs associated with the assembly, testing and shipping of products along with allocated costs for salary and related benefits for personnel involved in the manufacturing of our products. Cost of sales also includes depreciation for equipment and photomasks supporting the manufacturing process, write downs of inventory, software royalties, licensing fees and logistics, quality assurance, warranty, and other costs incurred by the Company.

Shipping and Handling Costs

Shipping and handling costs incurred for delivery of product sales to customers are expensed as incurred and are included in cost of sales in the Company’s consolidated statements of operations.

Segment Information

Segment reporting is based on the “management approach,” following the method that management organizes the Company’s reportable segments for which separate financial information is made available to, and evaluated

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

regularly by, the chief operating decision maker in allocating resources and in assessing performance. The chief operating decision maker is the Company’s Chief Executive Officer, (“the CEO”), who makes resource allocation decisions and assesses performance based on financial information presented on a consolidated basis. The CEO reviews the Company’s consolidated results as one operating segment.

Stock-Based Compensation

The Company records stock-based compensation expense based upon the grant date fair value for all stock options issued to all persons to the extent such options vest. That expense is determined under the fair value method using the Black-Scholes option pricing model. The Company recognizes the compensation cost for awards on a straight-line basis over the vesting period.

The Black-Scholes option pricing model used to compute stock-based compensation expense requires extensive use of accounting judgment and financial estimates. Items requiring estimation include the fair value of the Company’s common stock, expected term option-holders will retain their vested stock options before exercising them, and the estimated volatility of the Company’s common stock price over the expected term of a stock option. Application of alternative assumptions could result in significantly different stock-based compensation amounts being recorded in the financial statements.

The absence of an active market for the Company’s common stock requires its board of directors, the members of which the Company believes have extensive business, finance and venture capital experience, to determine the fair value of its common stock for purposes of granting options and for calculating stock-based compensation expense for the periods presented. The Company obtained contemporaneous third-party valuations to assist the board of directors in determining fair value. These contemporaneous third-party valuations used the methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation. All options granted were intended to be exercisable at a price per share not less than the fair value of the shares underlying those options on their respective dates of grant.

As there is no public market for its common stock, the Company estimated the volatility of its common stock periodically based on the volatility of publicly traded stock of comparable companies’ common stock and consistent with authoritative guidance, as such is deemed more representative of future stock price trends than the Company’s historical volatility. The risk-free interest rate assumption is based on observed market interest rates appropriate for the term of the Company’s employee options. As allowed by authoritative guidance, the Company has elected to apply the practical expedient in developing its estimate of expected term for stock options by using the mid-point between the vesting date and contractual termination date of the award. The Company has not paid and does not anticipate paying cash dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. The Company has elected to recognize forfeitures as they occur, and therefore has not estimated potential forfeitures of stock grants and adjusted compensation cost for this estimate. All options granted were intended to be exercisable at a price per share not less than the fair value of the shares underlying those options on their respective dates of grant.

Transactions with non-employees in which stock-based payment awards are granted in exchange for the receipt of goods or services may involve a contemporaneous exchange of the stock-based payment awards for goods or services or may involve an exchange that spans several financial reporting periods. Judgment is required in determining the period over which to recognize cost, otherwise known as the nonemployee’s vesting period.

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses were approximately $0.3 million and $0.1 million for the years ended December 31, 2021 and 2020, respectively, and are included in selling, general and administrative expense in the accompanying consolidated statements of operations.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs consist primarily of personnel-related expenses, including stock-based compensation, external consulting and services costs, equipment tooling and allocations of other costs incurred by the Company. Assets purchased to support the Company’s ongoing research and development activities are capitalized when related to products that have achieved technological feasibility or have an alternative future use and are amortized over their estimated useful lives. Research and Development costs were $36.1 million and $27.8 million for the years ended December 31, 2021 and 2020, respectively.

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiaries was determined to be the local currency; therefore, assets and liabilities are translated at the current exchange rate at the balance sheet date and income statement items are translated at the average exchange rate prevailing during the reporting period. Translation adjustments are included in accumulated other comprehensive loss and as a separate component of stockholders’ equity. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in other income and expense in the accompanying consolidated statement of operations and comprehensive loss.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes as set forth in the applicable guidance. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities will be recognized in the period that includes the enactment date. A valuation allowance is established against the deferred tax assets to reduce their carrying value to an amount that is more likely than not to be realized.

The Company accounts for uncertainty in income taxes based on a “more-likely-than-not” threshold for the recognition and de-recognition of tax positions, which includes the accounting for interest and penalties relating to tax positions. At December 31, 2021 and 2020, the Company does not have any unrecognized tax benefits resulting from its tax positions.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2021 or 2020.

The Company intends to either invest their non-U.S. earnings permanently in foreign operations or to remit these earnings to their U.S. entities in a tax-free manner. For this reason, the Company does not record federal income taxes on the undistributed earnings of their foreign subsidiaries.

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

The FASB staff issued a Q&A in response to the Tax Cuts and Jobs Act (FASB Staff Q&A #5), which indicated they do not believe ASC 740 is clear as it relates to the accounting for GILTI. Therefore, the FASB staff concluded that reporting entities can make an accounting policy election to either: (1) treat GILTI as a period cost (i.e., recognized as incurred); or (2) record deferred taxes for basis differences that are expected to reverse as GILTI in future years. FASB staff Q&A #5 also indicates that an entity must disclose its accounting policy related to GILTI in accordance with ASC 235, Notes to Financial Statements. The Company made the election to record GILTI tax using the period cost method.

Net Loss Per Share

Basic net loss per share is based on the weighted effect of common shares issued and outstanding and is calculated by dividing net loss by the weighted average number of shares of common stock outstanding during the period without consideration of the effect of securities that could be converted into common shares. Diluted net loss per share is calculated by adjusting the weighted average number of shares of common stock outstanding for the dilutive effect of additional shares of common stock that would have been outstanding if potentially dilutive securities had been issued, as determined using the treasury-stock method for stock options and warrants and the if-converted method for redeemable convertible preferred stock. Potential dilutive securities consist of outstanding preferred stock, stock options, and warrants to purchase the Company’s common and preferred stock. Diluted net loss per share excludes potentially dilutive securities for all periods presented as their effect would be anti-dilutive. Accordingly, basic and diluted net loss per share is the same for all periods presented in the accompanying consolidated statements of operations. Since the Company incurred a net loss for the years ended December 31, 2021, and 2020, the diluted net loss per share calculation excludes potentially dilutive securities of 273,714,490 and 243,714,005, respectively, related to outstanding redeemable convertible preferred stock, stock options and warrants.

Accumulated Other Comprehensive Loss

Comprehensive loss is comprised of net loss and foreign currency translation adjustments.

Recently Issued Accounting Pronouncements

Adopted

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the valuation processes for Level 3 fair value measurements; modifies certain disclosure requirements in Topic 820; and requires additional disclosures such as the range and weighted average of significant unobservable inputs used to develop Level 3 measurements. This standard has been adopted beginning with the reporting period ended December 31, 2020 with no material impact to the financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This ASU is effective for the Company for fiscal years beginning after December 15, 2020. This standard has been adopted beginning with the reporting period ended December 31, 2021 with no material impact to the financial statements.

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. The amendments are effective for fiscal years beginning after December 15, 2020. This standard has been adopted beginning with the reporting period ended December 31, 2021 with no material impact to the financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU, effective immediately for reporting periods through December 31, 2022, provides accounting relief for contract modifications that replace an interest rate impacted by reference rate reform (e.g., LIBOR) with a new alternative reference rate. The guidance is applicable to investment securities, receivables, debt, leases, hedging relationships and other contractual arrangements. This standard has been adopted beginning with the reporting period ended December 31, 2021 with no material impact to the financial statements.

Accounting Pronouncements Issued But Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The purpose of ASU 2016-02 is to provide financial statement users with a better understanding of the amount, timing, and uncertainty of cash flows arising from leases. The adoption of ASU 2016-02 will result in the recognition of a right-of-use asset and a lease liability for most leases. New disclosure requirements include qualitative and quantitative information about the amounts recorded in the financial statements. In September 2017, the FASB issued ASU 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842), which provide additional implementation guidance on the previously issued (Topic 842). ASU 2016-02 requires a lessee to recognize assets and liabilities on the balance sheet for all leases with lease terms greater than 12 months. ASU 2016-02 requires a modified retrospective transition by means of a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year in which the guidance is effective with the option to elect certain practical expedients and accounting policy elections. ASU 2020-05 extended the adoption for non-public companies to fiscal years beginning after December 15, 2021, with interim periods within fiscal years beginning after December 15, 2022. ASU 2016-02 is effective for the Company for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company will adopt ASU 2016-02 effective January 1, 2022. The aggregate amount of leases that will be recorded on the balance sheet as a right of use asset and liability will be approximately $1.2 million and $1.1 million, respectively.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) (ASU 2016-13 or Topic 326), which requires that all financial assets measured at amortized cost to be evaluated for current expected credit losses. Under the new guidance, immediate recognition of credit losses expected over the life of a financial instrument is required. The pronouncement eliminates the incurred credit loss impairment methodology and replaces it with an expected credit loss concept based on historical experience, current conditions, and reasonable and supportable forecasts. Early adoption is permitted. Topic 326 requires a modified retrospective approach by recording a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. ASU 2016-13 will be effective for the Company for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). The amendments in this ASU simplify the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, the guidance removes the liability and equity separation models for convertible instruments. Instead, entities will account for convertible debt instruments wholly as debt unless convertible instruments contain features that require bifurcation as a derivative or that result in substantial premiums accounted for as paid-in capital. The guidance also requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share. The guidance is effective for the Company for fiscal years beginning after December 15, 2023, with early adoption permitted for fiscal years beginning after December 15, 2020 and can be adopted on either a retrospective or modified retrospective basis. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In May 2021, the FASB issued ASU 2021-04, Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The amendments in this ASU clarify the accounting by issuers for modifications or exchanges of equity-classified warrants. The guidance requires the issuer to treat a modification of an equity-classified warrant that does not cause the warrant to become liability-classified as an exchange of the original warrant for a new warrant. This guidance applies whether the modification is structured as an amendment to the terms and conditions of the warrant or as termination of the original warrant and issuance of a new warrant. The guidance is effective for all entities in fiscal years starting after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

3. Revenues

Generally, the Company recognizes revenue from product sales when shipped to the customer, including distributors deemed as end customers. Certain sales are made to distributors under agreements allowing certain rights of return for stock rotation and price protection on products.

Disaggregation of Revenue from Contracts with Customers

The Company’s revenue consists entirely of product sales which is recognized on a point in time basis. Refer to Note 16—Segment and Geographic Information for further information.

Payment Terms

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 60 to 90 days and include general rights of return for damaged or defective products. The Company has determined that contracts do not include a financing component.

Contract Balances

The Company has no material contract assets or liabilities for the years ended December 31, 2020 and 2021.

During the years ended December 31, 2021 and 2020, the Company recognized no revenue that was included in a deferred revenue balance at January 1, 2021 and 2020.

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

During the year ended December 31, 2021, the Company recorded a reserve of $1.2 million for a customer receivable.

Accrued Contract Costs

The Company’s accrued sales commissions are immaterial as of December 31, 2021 and 2020 and are recorded within accrued liabilities on the accompanying consolidated balance sheets.

4. Net Loss Per Share

The table below sets forth the computation of basic and diluted loss per share for the periods presented (in thousands, except share and per share amounts):

	Year ended December 31,
	2021	2020
Numerator:
Net loss	$(25,342)	$(25,221)
Denominator:
Weighted average shares outstanding	7,358,603	6,746,642
Effect of dilutive securities:
Weighted average diluted shares	—	—

Basic and Diluted loss per share	$(3.44)	$(3.74)

The following table summarizes the securities that were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive:

	December 31,
	2021	2020
Preferred stock	217,188,828	207,407,590
Common warrants	12,043,652	5,115,389
Preferred warrants	1,820,961	1,820,961
Stock options	42,661,049	29,370,065

Total shares	273,714,490	243,714,005

The following table summarizes the calculation of unaudited pro forma basic and diluted earnings per share for the year ended December 31, 2021 (in thousands, except share and per share amounts):

Numerator:
Net loss used to compute pro forma net loss per share	$(25,342)
Denominator:	—
Weighted average shares outstanding	7,358,603
Pro forma adjustment to reflect the automatic conversion of all convertible preferred stock to common stock upon an IPO	241,530,507

Pro forma weighted average number of shares outstanding–basic and diluted	248,889,110

Pro forma net loss per share–basic and diluted	$(0.10)

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

5. Inventories

The following table represents the components of inventories (in thousands):

	December 31,
	2021	2020
Raw materials	299	906
Work in progress	24,503	3,808
Finished goods	10,016	3,644
Less: Reserves	(1,136)	(923)

Total inventories	$33,682	$7,435

6. Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,
	2021	2020
Equipment	$3,923	$2,653
Software	486	124
Probe cards and masks	6,298	3,306
Furniture and fixtures	129	129
Leasehold improvements	112	112
Total	10,948	6,324
Less: Accumulated depreciation	(5,456)	(3,127)

Property and equipment, net	$5,492	$3,197

Depreciation and amortization expense relating to the Company’s property and equipment was approximately $2.3 million and $1.6 million for the years ended December 31, 2021 and 2020, respectively, and was included in cost of sales and operating expenses in the accompanying consolidated statements of operations.

7. Intangible Assets

During 2020, the Company purchased intellectual property that it had previously been licensing for approximately $1.0 million. Intangible assets also include licensed technology with an indefinite one-year renewal term, with an approximate yearly fee of $1.0 million, not including currency translation. The Company has elected to amortize the yearly fee over the license term and capitalize the license renewal cost on the anniversary of the agreement. The following is a summary of the Company’s intangible assets, net (in thousands):

		December 31,
	Useful Life	2021	2020
Intellectual property	1-5 years	$1,326	$1,962
Accumulated amortization		(626)	(343)

Intangible assets, net		$700	$1,619

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

Management reevaluated its intangible assets for a product in development due to a triggering event. Development of the product was discontinued, and the asset was not in use as of 2021. The asset balance of $0.6 million was impaired in 2021.

Amortization expense relating to the Company’s intangible assets was approximately $0.3 million and $0.3 million for the years ended December 31, 2021 and 2020, respectively, and was included in research and development expense in the accompanying statement of operations and comprehensive loss.

The following table represents the total estimated amortization of intangible assets for the four succeeding years (in thousands):

2022	$200
2023	200
2024	200
2025	100

Total amortization expense	$700

8. Fair Value Measurements

Certain non-financial assets, such as intangible assets and property, plant and equipment, are remeasured at fair value only if an impairment is recognized in the current period.

Financial Instruments Recorded at Fair Value on a Recurring Basis

The Company’s warrant liabilities are remeasured at each reporting period.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

Some of the Company’s financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value. Such instruments include accounts payable, accrued expenses and equity classified warrant liabilities.

The following summarizes the fair value of our financial instruments as of December 31, 2021 (in thousands):

	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Assets:
Cash equivalents
Money market funds	$14,301	—	—	$14,301
Common stock warrants	—	—	123	$123
Preferred stock warrants	—	—	1,196	$1,196

Total	$14,301	—	$1,319	$15,620

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

The following summarizes the fair value of our financial instruments as of December 31, 2020 (in thousands):

	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Assets:
Cash equivalents
Money market funds	$61,430	—	—	$61,430
Common stock warrants	—	—	140	$140
Preferred stock warrants	—	—	1,160	$1,160

Total	$61,430	—	$1,300	$62,730

The following table shows the Company warrant activity for 2020 and 2021 (in thousands):

	Common stock warrants	Preferred stock warrants	Total
Balance at December 31, 2019	$68	$914	$982
Change in fair value	72	459	$531
Expirations	—	(213)	(213)
Balance at December 31, 2020	140	1,160	$1,300
Change in fair value	(17)	36	19

Balance at December 31, 2021	$123	$1,196	$1,319

9. Debt

Convertible Promissory Notes

In 2019 and 2020, the Company issued $15.2 million and $15.4 million in convertible promissory notes, respectively. The notes accrued interest at an annual rate of 5%. The notes stated that upon the consummation of a qualified financing, the outstanding principal and accrued interest amounts will automatically be converted into the number of new shares of preferred stock determined by dividing the outstanding principal amount plus all accrued and unpaid interest on the notes by the conversion price, which is defined as 90% of the price per share selling price at which new shares of preferred stock are issued in the qualified financing.

In 2020, the aggregate outstanding balance of the convertible promissory notes, consisting of $31.5 million of principal and accrued interest from the 2019 and 2020 issuances was converted into 19,314,715 shares of Series F preferred stock at a discount of 10% from the per share price at which new shares of Series F preferred stock were issued. In connection with the conversion, the Company recorded $3.5 million of stock settled redemption expense, included in interest expense in the accompanying consolidated statements of operations and comprehensive loss.

For the years ended December 31, 2021 and 2020, non-cash interest expense on the Company’s convertible promissory notes was $0.0 and $0.9 million, respectively.

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

During 2017, Ambiq (Shenzhen) Electronics, Ltd issued a convertible promissory note totaling, $4.2 million to an investor. The debt did not accrue interest. In conjunction with the issuance of the debt instrument, the Company also issued warrants to purchase 4,545,108 shares of Series D preferred stock. During 2020, upon obtaining Overseas Direct Investment (ODI) approval to purchase the Company’s Series D preferred stock, which constituted a triggering event under the promissory note, the warrant was terminated, the loan balance of $3.8 million was paid off and the proceeds were used to purchase 4,545,108 shares of Series D preferred stock. At December 31, 2021 and 2020, no amounts were outstanding related to the convertible promissory notes.

Paycheck Protection Program Loan

As part of the federal government’s response to the economic impacts of COVID-19, in March 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted which, among other measures, provided for the Paycheck Protection Program (PPP) administered by the U.S. Small Business Administration (SBA). On April 27, 2020, the Company received a PPP loan in the amount of $0.9 million. Initially, monthly payments of principal and interest were deferred for six months after the note issuance date, with all unpaid principal and interest due upon maturity on April 27, 2022. On June 5, 2020, the Paycheck Protection Flexibility Act of 2020 (the Flexibility Act) was signed into law. The Flexibility Act extended the payment deferral period to either (1) the date that the SBA notifies the borrower of the amount of loan forgiveness or (2) 10 months after the end of the covered period for loan forgiveness, as defined in the PPP loan, if the borrower does not apply for loan forgiveness. On October 15, 2020, the Company repaid the loan balance of $0.9 million in full.

Line of Credit

Under the amended terms of a loan agreement with a commercial bank, which was terminated in late 2020, the Company had a growth capital line of credit and could borrow up to $3.0 million under this agreement.

During 2020, the Company repaid $2.7 million on the outstanding line of credit.

The Company currently does not have any open or active line of credit with any financial institution.

10. Commitments and Contingencies

Wafer, Assembly, Test and Other Purchase Commitments

The Company relies primarily on third-party foundries for its wafer manufacturing needs. Generally, its foundry agreements do not have volume purchase commitments and primarily provide for purchase commitments based on purchase orders. As of December 31, 2021 and 2020, the Company had foundry commitments of $16.5 million and $10.5 million, respectively, which is included on the accompanying consolidated balance sheets in prepaid foundry capacity.

In addition to its wafer supply arrangements, the Company contracts with third-party vendors to fabricate wafers into finished products. Vendors provide fixed-cost-per-unit pricing, as is common in the semiconductor industry.

Contractual Dispute

In 2019, the Company entered into a joint development agreement with an intellectual property provider, who is also an equity holder, to develop technology using the equity holder’s intellectual property. In return, the Company would fabricate, package and sell the new product. The agreement specifies that the equity holder is

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

responsible for all fees and royalties related to their intellectual property. In a routine examination of the Company’s royalty payments by a Company partner, it was discovered that the use and distribution of the embedded intellectual property was not included in the royalty calculation for royalties due from the Company. On March 4, 2020, the Company entered into a settlement agreement with the equity holder in which the Company agreed to pay $1.0 million of royalty and fee claims. On March 30, 2020, the Company entered into a settlement agreement with a different equity holder to be reimbursed for $1.0 million royalty and fee claims. Both the accrued expense and reimbursement receivable were paid in full and received during the year ended December 31, 2020. The expense and subsequent reimbursement were recorded to cost of sales in the consolidated statement of operations and comprehensive loss.

Litigation

From time to time, the Company may become involved in various legal actions arising in the ordinary course of business. As of December 31, 2021, management was not aware of any existing, pending, or threatened legal actions that would have a material impact on the financial position, results of operations, or cash flows of the Company.

11. Leases

The Company leases office facilities, labs and certain office equipment under non-cancellable operating leases expiring between 2022 and 2025. The term of the lease is considered its initial obligation period, which does not include option periods. The office leases have optional extension periods, rent holidays, and rent escalation clauses. The Company recognizes expense on a straight-line basis over the term of the lease and records the difference between the recognized rental expense and amounts payable under the lease as deferred rent. There are no residual value guarantees in any of the leases. No restrictions or covenants have been imposed on the Company as a result of the lease agreements in place.

All of the Company’s leases have been classified as operating leases.

The components of net operating lease expense were as follows (in thousands):

	December 31, 2021	December 31, 2020
Operating lease-in excess of 12 months	$858	$654

Total net operating lease expense	$858	$654

Future minimum payments required under operating leases, by year and in aggregate, that have initial or remaining non-cancellable lease terms in excess of one year as of December 31, 2021, are as follows (in thousands):

2022	$1,003
2023	910
2024	440
2025	98

Total minimum lease payments	$2,451

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

12. Warrants, Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Common stock

The Company has one class of authorized common stock and has authorized for issuance up to 350,000,000 shares of common stock with a par value of $0.000001 per share. Common stockholder dividend rights are subject to preferences that may apply to shares of preferred stock outstanding at the time.

The holders of common stock are entitled to receive dividends at the discretion of the board of directors. All holders of common stock are entitled to one vote per share on all matters to be voted on by the Company’s stockholders. Upon liquidation, dissolution or winding up, the holders of common stock are entitled to share equally in all of the Company’s assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.

At December 31, 2021, the Company has reserved 279,193,102 shares of common stock for the conversion of the following securities:

Redeemable convertible preferred stock	217,188,828
Preferred warrants	13,864,613
Common stock warrants and stock options	47,568,204

Total Shares	278,621,645

Redeemable convertible preferred stock

In March 2021, the Company issued 6,498,945 shares of Series F preferred stock with an original issuance price of $1.83 per share for cash proceeds of $11.9 million. The Company had issuance costs of $29 thousand associated with this transaction.

In May 2021, the Company issued 3,282,293 shares of Series F preferred stock with an original issuance price of $1.83 per share for cash proceeds of $6.0 million. The Company had issuance costs of $6 thousand associated with this transaction.

During 2020, the Company also issued 65,058,909 shares of Series F preferred stock, of which 19,314,679 shares were issued upon conversion of promissory notes with an original issuance price of $1.65 per share, and 45,744,230 shares were issued with an original issuance price of $1.83 per share for cash proceeds of $83.7 million. The Company had issuance costs of $0.3 million associated with this transaction.

During 2020, the Company issued 4,545,108 shares of Series D preferred stock with an original issuance price of $0.88 per share for cash proceeds of $4.0 million. The Company had no issuance costs associated with this transaction.

All classes of preferred stock have a par value of $0.000001 per share. The Company’s preferred stock is recorded in the temporary equity section of the Company’s consolidated balance sheets.

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

Preferred stock warrants

In connection with the issuance of promissory notes later converted by the Company to various series of preferred stock, the Company issued warrants to the convertible promissory note holders. The warrants, which were issued on various dates between February 2012 and February 2017, expire between February 2022 and November 2026 and grant the holders the right to purchase in the aggregate:

Class of Stock	Shares	Exercise Price
Series A Preferred	797,351	$0.55
Series B Preferred	733,047	$0.55
Series C Preferred	290,563	$0.59

The Company determined that these preferred stock warrants had characteristics of a liability. As a result, the warrants have been recorded within long-term liabilities and were valued at $1.2 million at each of December 31, 2021 and 2020. The warrant liabilities are remeasured at fair value at each reporting period. Refer to Note 8—Fair Value for more information.

At the time of issuance, the Company has valued these warrants using the Black-Scholes option pricing model using the following assumptions:

Warrant Type	Grant Date	Stock Price	Shares	Risk- free interest rate	Contractual life in years	Dividend yield	Expected volatility
Series A Preferred	02/15/2012	$0.55	797,351	1.74%	10	0.00%	59.00%
Series B Preferred	06/17/2013	$0.55	733,047	2.19%	10	0.00%	59.00%
Series C Preferred	05/14/2015	$0.59	153,827	2.23%	10	0.00%	31.46%
Series C Preferred	11/30/2016	$0.59	136,736	2.37%	10	0.00%	33.00%

Common stock warrants

On November 5, 2018, the Company issued warrants to purchase 170,689 shares of the Company’s common stock at a price of $0.29 per share. The warrants are exercisable from the date of issuance through November 5, 2028. At the time of issuance, the Company has valued these warrants under the Black-Scholes option pricing model using the following assumptions:

Risk-free interest rate	3.20%
Contractual life in years	10
Dividend yield	0.00%
Expected volatility	35.14%

The Company determined that these common stock warrants had characteristics of a liability. As a result, the warrants have been recorded within long-term liabilities and were valued at $0.1 million at each of December 31, 2021 and 2020. The warrant liabilities are remeasured at fair value at each reporting period. Refer to Note 8—Fair Value for more information.

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

On January 16, 2019, the Company issued warrants to purchase 3,485,713 shares of the Company’s common stock at a price of $0.29 per share. The warrants are classified within stockholders’ deficit and exercisable from the date of issuance through January 15, 2029. At the time of issuance, the Company valued these warrants using the Black-Scholes option pricing model using the following assumptions:

Risk-free interest rate	2.82%
Contractual life in years	10
Dividend yield	0.00%
Expected volatility	35.14%

In May 2021, the Company issued a warrant to purchase 6,928,263 shares of the Company’s common stock with an exercise price of $0.61 to a related party as payment for consulting services. The warrants classified within stockholders’ deficit and are exercisable from the date of issuance through March 3, 2031. The warrants were valued using the Black-Scholes option pricing model using the following assumptions:

Risk-free interest rate	1.47%
Contractual life in years	10
Dividend yield	0.00%
Expected volatility	45.58%

For the year ended December 31, 2021, $2.4 million was recorded in selling, general and administrative expense in the accompanying consolidated statements of operations and comprehensive loss related to the warrant above. The related party is a stockholder, owning approximately 13.0% of the Company’s total shares and with representation on the Board of Directors. These warrants are classified as equity in the consolidated balance sheet.

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

See table below for a rollforward of the total preferred stock from December 31, 2019 to December 31, 2021 which details total redeemable convertible preferred stock presented in the consolidated statements of changes in redeemable convertible preferred stock and stockholders’ deficit (in thousands, except share amounts):

	Series Seed Redeemable convertible preferred stock		Series A Redeemable convertible preferred stock		Series B Redeemable convertible preferred stock		Series C Redeemable convertible preferred stock		Series D Redeemable convertible preferred stock		Series E Redeemable convertible preferred stock		Series F Redeemable convertible preferred stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2019	5,045,368	$2,473	7,479,307	$4,038	18,257,202	$9,966	42,890,840	$24,908	35,111,703	$29,411	29,019,153	$29,738	—	$—
Issuance of Series D Preferred Stock, net	—	—	—	—	—	—	—	—	4,545,108	$4,000	—	—	—	—
Issuance of Series F Preferred Stock, net	—	—	—	—	—	—	—	—	—	—	—		65,058,909	115,129

Balance at December 31, 2020	5,045,368	$2,473	7,479,307	$4,038	18,257,202	$9,966	42,890,840	$24,908	39,656,811	$33,411	29,019,153	29,738	65,058,909	115,129
Issuance of Series F Preferred Stock, net	—	—	—	—	—	—	—	—	—	—	—	—	9,781,238	17,845

Balance at December 31, 2021	5,045,368	$2,473	7,479,307	$4,038	18,257,202	$9,966	42,890,840	$24,908	39,656,811	$33,411	29,019,153	$29,738	74,840,147	$132,975

Authorized shares at December 31, 2021	5,045,368		8,276,659		18,990,249		43,181,403		39,656,811		29,019,153		78,000,000

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

A general summary of the rights with respect to the preferred stock is provided below.

Dividends

The holders of preferred stock, in preference to the holders of common stock, shall be entitled to receive on a pari passu basis, out of funds that are legally available, cash dividends at the rate of 8% of the applicable original issue price (as defined below) per annum on each outstanding share of preferred stock. The original issue price is $0.50 per share for Series Seed preferred stock, $0.55 per share for Series A and Series B preferred stock, $0.59 per share for Series C preferred stock, $0.88 per share for Series D preferred stock, $1.03 per share for Series E preferred stock and $1.83 for Series F preferred stock. All original issue prices are subject to adjustment for any stock dividends, combinations, splits, recapitalizations and similar events.

Dividends are non-cumulative, and the Company has no obligation to pay dividends until declared by the Company’s board of directors. Through December 31, 2021, no dividends have been declared by the Company’s board of directors.

Liquidation Preference

Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any common stock, the holders of preferred stock shall be entitled to be paid on a pari passu basis out of the assets of the Company legally available for distribution (or the consideration received by the Company or its stockholders in an acquisition) for each share of preferred stock held by them, an amount per share of preferred stock equal to the original issue price (defined above) for such share of preferred stock plus all declared and unpaid dividends on such share of preferred stock. If upon liquidation, the assets of the Company are insufficient to make payment in full to all holders of preferred stock, then such assets shall be distributed among the holders of preferred stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

Conversion

Each share of preferred stock shall be convertible at the option of the holder, at any time, into fully paid and nonassessable shares of common stock. The number of shares of common stock to which a holder of preferred stock shall be entitled upon conversion shall be the product obtained by multiplying the applicable preferred stock conversion rate, as defined in the Company’s latest amended and restated certificate of incorporation, then in effect for such series by the number of shares of such Preferred stock being converted.

At December 31, 2021 and 2020, the preferred stock conversion rates were $0.50 per share for Series Seed preferred Stock, $0.55 per share for Series A and Series B preferred stock, $0.59 per share for Series C preferred stock, $0.88 per share for Series D preferred stock, $1.03 per share for Series E preferred stock, and $1.83 per share for Series F preferred stock. These conversion prices are subject to adjustment in accordance with the Company’s latest amended and restated certificate of incorporation.

Voting

The holders of preferred stock shall vote together with the holders of common stock and not as a separate class and may act by written consent in the same manner as the holders of common stock. Each holder of preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted immediately after the close of business on the record date fixed for

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the holders of common stock and shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Company.

Redemption

The Company’s preferred stock are not generally redeemable but in situations noted by the certificate of incorporation where acquisition or asset transfer is defined, including when more than fifty percent of the Company’s voting power is transferred, a triggering event is created that is outside the control of the Company, and the preferred stock can be redeemed due to a change in control of Company ownership.

13. Stock Option Plan and Stock-Based Compensation

In October 2010, the Company’s board of directors and its stockholders adopted the 2010 Equity Incentive Plan (the 2010 Plan) under which the Company may grant incentive stock options (ISOs) or nonqualified stock options to purchase shares of common stock to employees, non-employee members of the Company’s board of directors and consultants who provide services to the Company. In 2019, the Company increased the number of shares issuable under the 2010 Plan to 40,837,342. In October 2020, the Company’s board of directors and its stockholders adopted the 2020 Equity Incentive Plan (the 2020 Plan) as the successor to the 2010 Plans (collectively, the Plans) and increased the number of shares issuable under the 2020 Plan to 49,056,404. The maximum term of options granted under both the 2010 and 2020 Plans is ten years from the date of grant. Options under the 2010 and 2020 Plans generally vest over four years, with 25% vesting on the one-year anniversary and equal monthly vesting installments thereafter. The fair values of the associated common stock under option, rate of exercisability and expiration dates of the options granted are determined by the board of directors at the time of grant. The Company currently uses authorized and unissued shares to satisfy stock award exercises.

The following table summarizes the activity in total shares of common stock available for issuance:

Shares Available for Grant
Balance, December 31, 2019	909,186

Shares added	12,776,799
Granted	(700,000)
Forfeited	6,700,352

Balance, December 31, 2020	19,686,337
Shares added	1,258,368
Granted	(14,991,813)
Forfeited	442,463

Balance, December 31, 2021	6,395,355

During 2020, the Company offered a group of executives the option to surrender their shares for consideration in excess of the fair value of the underlying common stock. A total of 6,129,892 outstanding options, with prices ranging from $1.54 to $1.72 per share and actual exercise prices ranging from $0.11 to $0.29 per share, were called for surrender. This cancellation and surrender resulted in additional cash payments of $9.0 million during 2020 and an additional $1.2 million of cash payments for estimated taxes to be paid in future periods. The Company recognized $7.6 million in stock compensation expense related to these transactions.

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

The following table summarizes the effects of stock-based compensation on research and development, and sales, general and administrative expense granted under the Plans (in thousands, except per share amounts):

	2021	2020
Cost of sales	$33	$80
Research and development	814	336
Sales, general and administrative	443	286

	$1,290	$702

The fair value for the Company’s options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	Year ended December 31,
	2021	2020
Risk-free interest rate	0.99%-1.08%	2.64%
Weighted-average expected life of the options	6.25 years	6.25 years
Dividend rate	0%	0%
Volatility	45.00%	39.52%

Additional information with regards to outstanding options that are vesting, expected to vest, or exercisable as of December 31, 2021 is as follows:

	Number of Options	Price Per Share	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)
Options outstanding at December 31, 2019	36,240,835	$0.10-$0.33	$0.25	7.76

Options granted	700,000	$0.33	$0.33	—
Options exercised	(870,416)	$0.11-$0.33	$0.23	—
Options forfeited	(6,700,352)	$0.11-$0.33	$0.20	—

Options outstanding at December 31, 2020	29,370,067	$0.10-$0.33	$0.27	6.79
Options granted	14,991,813	$0.61	$0.61	—
Options exercised	(1,258,368)	$0.21-$0.61	$0.28	—
Options forfeited	(442,463)	$0.23-$0.61	$0.51	—

Options outstanding at December 31, 2021	42,661,049	$0.10-$0.61	$0.39	7.31
Vested and expected to vest	42,661,049	$0.10-$0.61	$0.39	7.31
Exercisable	25,081,407	$0.10-$0.61	$0.30	6.43

The weighted-average fair value of options granted during the years ended December 31, 2021, and December 31, 2020 was $0.24 and $0.14 per share, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2021, and 2020 was $0.9 million and $0.3 million, respectively. Intrinsic value represents the difference between the market value of the Company’s common stock at the time of exercise and the strike price of the stock option. The total unrecognized stock-based compensation expense related to unvested stock options and subject to recognition in future periods was approximately $4.7 million and $1.2 million as of December 31, 2021, and 2020, respectively. As of December 31, 2021 the Company anticipates this expense to be recognized over a weighted-average period of approximately 2.6 years.

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

During 2021 and 2020, the Company received $0.4 million and $0.2 million, respectively, from the exercise of stock options granted under the Plans.

14. Income Taxes

For financial reporting purposes, loss before provision for income taxes, includes the components as follows (in thousands):

	Year Ended December 31,
	2021	2020
Domestic	$(21,998)	$(24,538)
Foreign	(3,319)	(658)

Loss before provision for income taxes	$(25,317)	$(25,196)

The components of the deferred tax assets and liabilities are as follows (in thousands)

	December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$29,489	$25,075
Depreciable assets	15	43
Intangible assets	141	51
Inventory reserve	238	194
Accrued liabilities and other	343	232
Warrants	606	—

Total deferred tax assets	30,832	25,595

Less: valuation allowance	(30,832)	(25,595)

Net deferred tax assets	—	—

Realization of the Company’s deferred tax assets is dependent upon future earnings. Company management weighed all available evidence, both negative and positive and has concluded that it is more likely than not that the benefit of the Company’s net deferred tax assets will not be realized. Accordingly, the Company maintained its full valuation allowance on its net deferred tax assets.

As of December 31, 2021, and 2020, the Company had net operating loss carryforwards (NOL) of approximately $136.4 million and $119.4 million, respectively, for federal tax reporting purposes. NOL carryforwards of $60.7 million will expire in 2030 through 2037 if not utilized prior to that time. As of December 31, 2021, the Company had $0.8 million of foreign NOL carryforwards. The foreign NOL will begin to expire after 2026 if not utilized.

Utilization of NOL carryforwards may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code. The annual limitation may result in the expiration of NOL and other tax attributes before utilization. The NOL carryforwards are subject to Internal Revenue Service adjustments until the statute closes on the year the NOL is utilized.

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. At December 31, 2021 and 2020, the Company does not have any unrecognized tax benefits resulting from its tax positions. Additionally, the Company does not expect any unrecognized tax benefits to change significantly over the next twelve months.

For the years ended December 31, 2021 and 2020, income tax provision related to continuing operations differ from the amounts computed by applying the statutory income tax rate of 21% to pretax loss as follows (in thousands):

	Year Ended December 31,
	2021	2020
U.S. Federal Provision (benefit)	$(5,322)	$(5,296)
Permanent items	260	1,045
Foreign tax differential	(112)	168
Other true up	—	177
Provision to return adjustment	(44)	(1)
Change in valuation allowance	5,243	3,932

Total	25	25

The Company has established a valuation allowance equal to the net deferred tax assets due to uncertainties regarding the realization of the deferred tax assets based on the Company’s lack of earnings history. The valuation allowance increased by approximately $5.2 million and $3.9 million during the years ended December 31, 2021 and 2020, respectively, primarily due to net losses from operations.

The Company provides for U.S. income taxes on the earnings of its foreign subsidiaries to the extent required by the Tax Cuts and Jobs Act. However, the Company does not provide for withholding taxes on any portion of the undistributed earnings of its foreign subsidiaries because it intends to permanently reinvest those earnings indefinitely outside the U.S. At the present time it is not practicable to estimate the amount of income or withholding taxes that might be payable if these earnings were repatriated.

The Company files foreign and U.S. federal and various state income tax returns. For U.S. federal and state income tax purposes, the statute of limitations currently remains open for the years ending December 31, 2017 to present and December 31, 2016 to present, respectively. In addition, all of the prior year NOL carryforwards that may be utilized in future years may be subject to examination.

The Company is not currently under examination by income tax authorities in any jurisdiction.

In response to the COVID-19 pandemic, the CARES Act was signed into law in the U.S. in March 2020. The CARES Act adjusted a number of provisions in the tax code that could impact a business entity’s income deductions and the treatment of net operating losses and tax credits. The enactment of the CARES Act did not result in any material adjustments to the Company’s income tax provision for the year ended December 31, 2021 or 2020, or to its net deferred tax assets as of December 31, 2021 or 2020.

15. Related Party Transactions

The Company defines related parties as any party that controls or can significantly influence the management or operating policies of the Company to the extent that the Company may be prevented from fully pursuing its own interests, such as directors, executive officers and stockholders, including a greater than 10% beneficial owner of the Company’s capital and their affiliates or immediate family members.

Ambiq Micro, Inc.

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2021 and 2020

The Company had an intellectual property license agreement with a related party and was required to pay royalties on cumulative net sales of products using the licensed technology. In 2020, this license agreement was purchased from the related party for $1.0 million. The following table is a rollforward of royalty activity (in thousands):

Related Party Accrued Royalties
Balance at January 1, 2020	$255
Payments	(724)
Accruals	469
Balance at December 31, 2020	—
Payments	(17)
Accruals	17

Balance at December 31, 2021	$—

In May 2021, the Company issued a warrant to purchase 6,928,263 shares of the Company’s common stock with an exercise price of $0.61 to a related party as payment for consulting services. Refer to Note 12—Warrants, Redeemable Convertible Preferred Stock and Stockholders’ Deficit—Common stock warrants for further information.

16. Segment and Geographic Information

The Company determines its operating segments in accordance with Financial Accounting Standards Board (FASB) guidelines. Our CEO has been identified as the chief operating decision maker under these guidelines.

The Company operates and tracks its results in one reportable segment.

The following is a summary of net sales by geographical area based on the locations to which the products are billed (in thousands):

	2021	2020
China	$55,240	$43,495
North America	30,587	2,813
Rest of the World*	5,181	4,666

Total	$91,008	$50,974

*	Other countries individually less than 10%

17. Subsequent Events

The Company has evaluated subsequent events through the date the consolidated financial statements are available to be issued on May 20, 2022.

Series F-1 Redeemable Convertible Preferred Stock Issuance

During the first quarter of 2022 the Company issued 23,664,027 shares of Series F-1 preferred stock with an original issuance price of $2.09 per share for cash proceeds of $49.5 million. The terms of the Series F-1 preferred stock were similar to the terms of the Series F preferred stock issued in 2021. The Company had issuance costs of approximately $0.1 million associated with this transaction.

Redeemable Convertible Preferred Stock Warrant Exercises

During the first quarter of 2022, certain holders of our preferred stock warrants exercised 677,652 warrants at an exercise price of $0.55. Proceeds of approximately $0.4 million were received in connection with these exercises. The Company had minimal issuance costs associated with these transactions.

            Shares

AMBIQ MICRO, INC.

COMMON STOCK

Barclays	BofA Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by Ambiq Micro, Inc. or the Registrant, in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission (the SEC), registration fee, the FINRA filing fee and the              listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*

Total		$ *

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (the DGCL), provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation provides for the indemnification of its directors to the fullest extent permitted under the DGCL. The Registrant’s amended and restated bylaws provide for the indemnification of its directors and officers to the fullest extent permitted under the DGCL. Each of the Registrant’s amended and restated certificate of incorporation and amended and restated bylaws will become effective upon the closing of this offering.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation includes such a provision. Under the Registrant’s amended and restated bylaws, expenses incurred by any director or officers in defending any such action, suit, or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant, as long as such undertaking remains required by the DGCL.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the DGCL, the Registrant has entered into indemnity agreements with each of its directors and officers that require the Registrant, among other things, to indemnify its directors and officers against certain liabilities which may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. These indemnification agreements may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act. Under these agreements, the Registrant is not required to provide indemnification for certain matters. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

There is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant intends to enter into an insurance policy that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers, and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding unregistered securities issued by us since April 2019.

Equity Plan-Related Issuances

1.

We have granted to certain of our directors, employees and consultants options to purchase 1,763,000 shares of our common stock with per share exercise prices ranging from $0.29 to $0.33 under the 2010 Plan.

2.

We have granted to certain of our directors, employees and consultants options to purchase 22,107,713 shares of our common stock with per share exercise prices ranging from $0.61 to $1.20 under the 2020 Plan.

3.

We have issued to certain of our directors, employees and consultants an aggregate of 2,529,722 shares of our common stock at per share purchase prices ranging from $0.10 to $0.33 pursuant to exercises of options under the 2010 Plan for an aggregate purchase price of $591,279.20.

4.

We have issued to certain of our directors, employees and consultants an aggregate of 157,018 shares of our common stock at per share purchase price of $0.61 pursuant to exercises of options under the 2020 Plan for an aggregate purchase price of $95,780.98.

Other Issuances of Capital Stock

5.

In multiple closings held between October 2020 and June 2021, we issued and sold an aggregate of 74,840,147 shares of our Series F redeemable convertible preferred stock at a purchase price of $1.82799 per share for an aggregate purchase price of approximately $136.8 million.

6.

In multiple closings held between February 2022 and March 2022, we issued and sold an aggregate of 23,664,027 shares of our Series F-1 redeemable convertible preferred stock at a purchase price of $2.091505 per share for an aggregate purchase price of approximately $49.5 million.

7.

On multiple dates in February 2022, we issued an aggregate of 664,525 shares of our Series A redeemable convertible preferred stock upon the exercise of warrants at a purchase price of $0.55 per share for an aggregate purchase price of approximately $365,000.

8.

On multiple dates in February 2022, we issued an aggregate of 13,127 shares of our Series B redeemable convertible preferred stock upon the exercise of warrants at a purchase price of $0.55 per share for an aggregate purchase price of approximately $7,000.

9.	On May 22, 2020, we issued 4,545,108 shares of our Series D redeemable convertible preferred stock at a purchase price of $0.880067 per share for a total purchase price of approximately $4 million.

The offers, sales and issuances of the securities described in paragraphs (1) through (3) were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of such securities were our directors, employees or bona fide consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the securities described in paragraphs (4) through (9) were deemed to be exempt under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about us. No underwriters were involved in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b)	Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description

1.1†	Form of Underwriting Agreement.

3.1†	Amended and Restated Certificate of Incorporation, as amended and as currently in effect.

3.2†	Form of Amended and Restated Certificate of Incorporation, to be effective upon the closing of this offering.

3.3†	Bylaws, as amended and as currently in effect.

3.4†	Form of Amended and Restated Bylaws, to be effective upon the closing of this offering.

4.1†	Form of Common Stock Certificate of the Registrant.

5.1†	Opinion of Cooley LLP.

10.1†+	Form of Indemnification Agreement.

10.2†+	Non-Employee Director Compensation Policy.

10.3†+	Ambiq Micro, Inc. 2010 Equity Incentive Plan, as amended.

10.4†+	Forms of Incentive Stock Option Award Notice, Incentive Stock Option Award Agreement, Exercise Notice and Investment Representation Statement under the 2010 Equity Incentive Plan.

10.5†+	Ambiq Micro, Inc. 2020 Equity Incentive Plan, as amended.

10.6†+	Forms of Incentive Stock Option Award Notice, Incentive Stock Option Award Agreement, Exercise Notice and Investment Representation Statement under the 2020 Equity Incentive Plan.

10.7†+	Ambiq Micro, Inc. 2022 Equity Incentive Plan.

10.8†+	Forms of Incentive Stock Option Award Notice, Incentive Stock Option Award Agreement, Exercise Notice and Investment Representation Statement under the 2022 Equity Incentive Plan.

10.9†+	Ambiq Micro, Inc. 2022 Employee Stock Purchase Plan.

10.10†+	Offer of Employment, dated September 25, 2015, between Sean Chen and the Company.

10.11†+	Offer of Employment, dated November 2, 2015, between Fumihide Esaka and the Company.

10.12†	TSMC Master Technology License Agreement, dated as of January 27, 2011, by and between the Company and Taiwan Semiconductor Manufacturing Co., Ltd.

10.13†	Lease, dated November 11, 2016, by and between the Company and G&I VII River Place LP. and Confirmation of Lease Term, dated March 31, 2017, by and between the Company and G&I VII River Place LP.

10.17†	First Amendment to Lease, dated September 6, 2019, by and between the Company and G&I VII River Place LP.

10.18†	Second Amendment to Lease, dated December 11, 2020, by and between the Company and G&I River Place LP.

16.1†	Letter of Armanino LLP regarding changes in the independent registered public accounting firm of the Company.

21.1†	Subsidiaries of the Registrant.

23.1†	Consent of KPMG LLP, an Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley LLP (included in Exhibit 5.1).

24.1†	Power of Attorney (see signature page hereto).

107†	Filing Fee Exhibit

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on                 , 2022.

AMBIQ MICRO, INC.

Fumihide Esaka
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Fumihide Esaka and Scott Hanson, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place, or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Fumihide Esaka	Chief Executive Officer and Director (Principal Executive Officer and Principal Financial and Accounting Officer)	, 2022

Sean Chen	President and Director	, 2022

Scott Hanson	Director	, 2022

Wen Hsieh	Director	, 2022

Edward Hill	Director	, 2022

Ker Zhang, Ph.D.	Director	, 2022

Signature	Title	Date

Huang Lee	Director	, 2022

Kim Stevenson	Director	, 2022